
03045636

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antena 3 de Television, S.A.

*CURRENT ADDRESS Avda. Isla Graciosa, s/n — 28700 San Sebastian de los Reyes Madrid, Spain

**FORMER NAME

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FILE NO. 82- 34762 FISCAL YEAR 12/31/02

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DAT : 1/14/04



Annual Report
and Consolidated Financial Statements
2002

Antena 3

CONTENTS


Antena 3
Televisión

Letter from the Chairman



Dear Shareholders,

I have to admit that my first year as **Chairman** of **ANTENA 3** has not been a peaceful one.

Our sector has suffered the vicissitudes of an economy going through a phase of growth deceleration. However, **ANTENA 3** has made an enormous effort to modernise its technical medium in order to enter fully into the digital era, taking on an important commitment in the development of the **Digital Land Broadcasts**. A still latent business, but with tremendous growth potential, in which **ANTENA 3** has made investments over 12,000,000 Euro since its progress started until its first broadcast in April 2002.

Therefore, this investment effort has allowed our Company to become the main audio-visual group embracing a multimedia environment. Now more than ever, the new technologies allow the creation of multidisciplinary teams that share their efforts, save on costs and focus their talents on contents.

We have made the most of this period to reorganise our company and neutralise the negative effects, mainly caused by the **Internet** crisis. Some businesses were encumbered by important accumulated losses in the last two years. We have also suppressed or modified the business lines that did not show solid prospects of profitability nor supplied an added strategic value to the Group.

For all of us working in **ANTENA 3**, it has been an added effort to execute the unavoidable task of re-organising the company during such a difficult and uncertain time for the sector.

As you know, satisfying today's audience is more complicated than it was three years ago, and immensely more difficult than a decade ago.

Competition has grown considerably: the number of subscribers to pay television has increased and the number of autonomous and local channels has expanded.

On the other hand, the audience's taste has shown significant changes, demanding constant modifications in our programming strategy.

It is becoming harder to be successful with a programme and, in the year 2002, very few new slots managed to cross the threshold of profitability.

In spite of these difficulties, in 2002 we managed to regain audience leadership among the commercial channels, which we had lost in previous years.

During 2002, the advertising investment climate in television media has not grown in real terms and it has been affected by an aggressive commercial policy on the part of the public televisions, provoking even stronger and unequal competition than in previous years. Despite this outlook, **ANTENA 3** has been the most efficient channel, with a net turnover of 552,348,000 Euro, which means it has made its audience share the most profitable.

This being the situation at the end of 2002, the negative conditions of the market should be taken into account when analysing the balance sheet, as well as the reorganisation of company assets put into practice to strengthen **ANTENA 3's** capacity in the immediate future.

In this Annual Report, we submit last year's Financial Statements, but we cannot refrain from mentioning the future and our firm conviction that 2003 will signify a much more positive financial year for our company.

This declaration does not indicate a statement of intent, but the result of an analysis of the trends and specific achievements that we are already able to evaluate.

We have foreseen much effort in investment and organisation, allowing us to begin collecting the results in the short term.

The technological modernisation carried out during the last years place **ANTENA 3** in a privileged position, letting our professionals perfect the resources at their disposition.

The first positive effects can be seen already in the strengthening of our news slots, basic pillar of the channel.

The latest data show the success, acknowledged by the viewers, of a meticulous and professional project that has made **ANTENA 3** a stable reference, as well as a profitable one, in essential genre for any television company aspiring to the social leadership of its programming.

The same applies to the new commercial policy and to the new management processes in the company.

The **Board of Directors**, the managers and the entire fantastic staff of **ANTENA 3** have worked hard, as we do every day, to try and combine two objectives not always easy to reconcile: an increase in the company's value and economic results and, at the same time, a serious television that achieves audience satisfaction without giving up those principles on which the management of our company is based.

With my best regards,

Luis Blasco
CHAIRMAN

Report by the Managing Director



Dear Shareholders,

For the second year running, I have the opportunity to address you all as **Managing Director** of **ANTENA 3 DE TELEVISION**, on this occasion, to give you an account of our work during the financial year 2002 and of the first few months of 2003. It has been a year full of historical, political, economic, cultural and social events of unquestionable importance, which makes our daily task even more exciting in the province of communication such as ours.

Increasingly, **ANTENA 3 DE TELEVISION** has been and is a required reference for any audio-visual communications company, in whichever country in the world. We made a meditated bid long ago to become leaders and occupy a position in the technological vanguard of our sector, to back journalistic innovation, to search constantly for professionalism and to show preference for creativity wherever possible. All this has given us results, in an unique moment in which the 21st century society reclaims and demands trustworthy news from multimedia agencies, permitting it to know instantly, firsthand and via all the available technologies, at any time and from anywhere, the immediate existence of anything happening, as and when it happens.

ANTENA 3 DE TELEVISION is present and has a remarkable and notable role in all the channels of news distribution, from **Internet** to **mobile telephone** (in all its modes), via **radio**, **television** (analogical and digital), or the **24 Hour Channel**, which adds interactivity to its theme specialisation.

We are definitely a strong and modern news machinery, which searches by the minute for the credibility and respect of its audience, therefore deeming ourselves to be even closer to the society we wish to inform and entertain. We are more secure in our commitment to those who choose us each day in order to follow what's going on in the world. We are also, why not say it, even more grateful to those citizens that prefer us, being as they are educated people, demanding and with multiple alternatives to chose from.

In the year 2002, **ANTENA 3 DE TELEVISION**, a private television, took on the professional challenge of offering Spain the images of the **World Football Cup.** This is a media event always offered by the public state television, it not being really necessary to point out its superiority in media of all types to readers as qualified as yourselves. And we can say with serenity and pride, and without lying, that we did well, as well or better than those who preceded us did. And the television audience appreciated and honoured us: five of this championship's broadcast matches were placed among the ten most viewed slots of the year. A totally new innovative system of signal broadcasting was also used that improved the quality of the images.

ANTENA 3 DE TELEVISION counts on a magnificent professional staff, of a very high quality and with high levels of education, motivation and commitment to the company, which I assure you it is made clear, not loudly but with great efficiency, on a daily basis. Usually in a spectacular way and with evident spirit of improvement, in moments of special demand, like those in which we are living.

Good professionals in all the areas and in all jobs, those who appear on screen as much as those who work in the shadows, allowing this great television set-up to continue shining, as the strongest entertainment and news medium in contemporary societies, independent of their degree of development or any other circumstance.

The effort of all these to improve the management of the Company has been translated, in a few months, into a radical change of model, in which **ANTENA 3 DE TELEVISION** has increased its indispensable demands to all the companies that work with it, minimising our risks and guaranteeing our efficacy indexes. The collective endeavour to rescue the television's quality saturates and determines all our programming, taking us away from the common and vulgar.

The most important thing is the work in common. We know that it's impossible to always get it right, but we are convinced of the absolute need for all the rowers sitting in the same boat to share the same course and the same luck. In **ANTENA 3 DE TELEVISION** neither the successes nor the failures can be orphaned, because one or the other are the result of a common task, in which we are all implicated.

For this reason, we have changed combined approaches relating to equilibrium of interests and objectives with those offering the programmes, and we have give an example of management, so that whosoever should want to work with **ANTENA 3 DE TELEVISION** knows precisely what our way of acting is and what preferences we have when choosing our travelling companions.

In 2002, there has also been a profound restructuring in the dimension and organisation of the Group, with the important incorporation of **ONDA CERO** radio. Among the daughter companies, the search for profitability and solid business prospects has been given priority, abandoning those lines that don't offer guarantees in that way or which could be integrated into the company, with the following cost savings and a sensible increase in efficiency.

As we are alive, we continue having problems and we continue to want to solve them. The economic circumstances are difficult, and they have been for some time. Advertising is our only form of income and its sensitivity to the crisis is extraordinary. There are normative aspects that are unfair and which we would like to change. Sometimes we feel alone in the defence of the positions that guarantee the future of such a rich source as television, which should be looked after and respected by all those benefiting from it. Yet we also have the confidence in our own work to resolve those problems. We are aware of the great experience accumulated in few years and we are enormously interested in every new thing starting up. We like the future and, if, as Azorin said, old age is the loss of curiosity, we must be approximately beginning our childhood.

Anyway, we are very proud of our Company, which is yours, and for you we will continue making it the best.

Ernesto Sáenz de Buruaga
MANAGING DIRECTOR

The Management



BOARD OF DIRECTORS

Chairman
Luis Blasco Bosqued

Managing Director
Ernesto Sáenz de Buruaga

Directors
Eduardo Alonso Conesa
Luis Bastida Ibargüen
Nicolás Abel Bellet de Tavernost
Jorge Calvet Spinatsch
José Luis Díaz Fernández
Daniel García-Pita Pemán
Emilio Gilolmo López
Joan David Grimà Terré
Pedro Ramón y Cajal Agüeras
Eduardo Sanfrutos Gambín
Gerhard Zeiler

Secretary (non-executive)
Mónica Martín de Vidales

EXECUTIVE COMMITTEE

Chairman
Luis Blasco Bosqued

Managing Director
Ernesto Sáenz de Buruaga

Directors
Luis Bastida Ibargüen
Nicolás Abel Bellet de Tavernost
Joan David Grimà Terré

MANAGEMENT COMMITTEE

General Management
Ernesto Sáenz de Buruaga

Antena 3 TV Management
Jesús Hermida

Antena 3 TV Executive Management
Rafael Ortega

Contents Department
Francisco Díaz Ujados

News Services Department
Javier Algarra

Commercial Department
Eduardo Olano

Financial Department
Antonio Manso

Communication Department
Carmen Azúa

Legal Department
Carmen Rodríguez

General Secretariat and Institutional Relations Department
Adolfo Lefort




Antena 3

THE AUDIENCE










Antena 3

GOING BACK TO ITS ORIGINS

The year 2002 has been **ANTENA 3's** year for recovering its corporate image. **ANTENA 3** owns one of the most recognisable brand names in the market, its logo has evolved in texture and is dazzling in its original tricolour scheme. Its lively, happy and optimistic colours mark **ANTENA 3's** new prominence in communication, giving all the corporate and promotional pieces the tangible presence of our brand name.

Already a reality on screen, this logo adds value to our **Internet** sites, mobile units, internal communication, stationery, etc... as a respected brand name.

ANTENA 3, PRIVATE TELEVISION LEADER IN 2002

The year 2002 has also witnessed an historic event, being part of the future of television and an old wish: the incorporation of the audience that watches **ANTENA 3** on **Vía Digital** to the results of analogical broadcast.

ANTENA 3 has been a pioneer in evaluating the audience total, including it independently of the analogical or digital distribution medium.

A recognition that has had direct repercussion on audience results and which has allowed **ANTENA 3** to surpass **Tele 5** in number of viewers (1,171,000 viewers versus 1,170,000).





ANTENA 3 has ended 2002 with an average total screen share of 20.3%, the same as **Tele 5**, whilst **TVE's Channel 1** has ended the year as the leader, with a screen share of 24.7%.

In 2002, **ANTENA 3** has been the most viewed private television channel during the hours of greatest commercial interest, between 7 and midnight, overtaking **Tele 5** by 2 decimal share points (20.5% in comparison to 20.3%).


TOTAL CHANNELS 2002 v. 2001*
Share %, Daily total + 4 yrs. old
40
35
30
25
20
15
10
5
0
20.4 20.3
21.0 20.3
24.8 24.7
7.8 7.7
17.0 17.9
6.7 6.8
2.3 2.3
Antena 3 (TOTAL)
T5 (TOTAL)
TVE1
La 2
C Auto
Resto
Canal +
Source: SOFRES A.M.
*2001 Data in analogue

ANTENA 3, THE MOST STABLE AUDIENCE CHANNEL

Compared to 2001, **ANTENA 3** gave way only one decimal point, as opposed to the seven that **Tele 5** lost during that same period.


TOTAL CHANNEL DIFFERENCES 2002 V. 2001*
National tot. Ind. + 4 yrs. old
Antena 3 (TOTAL)
T5 (TOTAL)
TVE1
La 2
C. Auto
Others
Canal +
-0.1
-0.7
-0.1
-0.1
0.9
0.1
0

Source: SOFRES A.M.

*2001 Data in analogue

Antena 3, private television leader in news



Antena 3 NOTICIAS

Every month in 2002, **ANTENA 3** maintained its place as the viewers' preferred private news option, being the only news service in the national arena that has increased its share, in regard to 2001, and which has displayed the best trend.



Last year, **Espejo Público** got an average of 2,145,000 viewers and a screen share of 20.8%. **Alerta 112** attained 1,273,000 viewers and a 19.8% share. Finally, one of the formats that have been incorporated this year in the channel's news offer, **Sin Límites**, closed the year with an average of 948,000 viewers and a 20.1% share.



2002 News audiences by editions
National tot. Ind. + 4 yrs. old
A3
T5
30
25
20
15
10
5
0
21.0
19.7
20.1
19.9
24.1
19.2
Monday-Sunday
Monday-Friday
Saturday-Sunday
21.5
17.2
22.1
16.6
19.3
18.7
Monday-Sunday
Monday-Friday
Saturday-Sunday


Source: SOFRES A.M.



ESPEJO
PÚBLICO



ANTENA 3 MAKES HISTORY WITH THE FOOTBALL WORLD CUP



ANTENA 3 put into action, in record time, an important technical and human structure for the free broadcast of the first **Football World Cup** telecast by a private channel in **Spain**. With this historical landmark, the channel has passed into television history in our country. **ANTENA 3** mobilised more than 100 professionals, and marked new technological guidelines in the live retransmissions, connecting its **San Sebastián de los Reyes'** headquarters (Madrid) with **Korea**, via the **ATM** data network, during the Championship celebrations.

The **Spanish Team's** matches obtained the main audience share in the history of the **World Cup**. The five disputed matches registered an average of 8,461,000 viewers (79.1%). The **Brazil/Germany** final reached 70.8% of the screen share and was followed by 6,774,000 viewers.



OF THE TEN BROADCASTS MOST VIEWED IN 2002, FIVE BELONG TO THE WORLD CUP ON ANTENA 3.

2002 RANKING OF 10 MOST VIEWED BROADCASTS
National tot. Ind. + 4 yrs. old

	Title	Channel	Date	Start	Day	Length	End	Share	Thou.
1	Eurovision: the moment has come	TVE1	25/05/2002	22:58	Saturday	0061:58	23:59	85.2	14,380
2	**'02 Korea-Japan World Cup - Penalties: Spain-Ireland: 1/8**	**A3 (A)**	**16/06/2002**	**16:00**	**Sunday**	**0007:09**	**16:07**	**88.0**	**12,907**
3	Operación Triunfo (Operation Victory)	TVE1	11/02/2002	22:14	Monday	160:11:00	0:54	68.0	12,873
4	Eurovision Song Contest	TVE1	25/05/2002	21:00	Saturday	179:58:00	0:00	80.4	12,755
5	**Korea-Japan 02-Extra time: Spain-Ireland: 1/8**	**A3 (A)**	**16/06/2002**	**15:24**	**Sunday**	**0033:19**	**15:57**	**85.1**	**12,184**
6	**Korea-Japan 02- Post: Spain-Ireland: 1/8**	**A3(A)**	**16/06/2002**	**16:07**	**Sunday**	**0004:52**	**16:12**	**83.9**	**11,770**
7	**Korea-Japan 02 - Penalties: Spain-Korea: 1/4**	**A3(A)**	**22/06/2002**	**11:03**	**Saturday**	**0005:09**	**11:08**	**92.9**	**11,459**
8	King's Football Cup: R. Madrid-Deportivo Coruña	TVE1	06/03/2002	20:59	Wednesday	111:54:00	22:51	59.6	10,965
9	**Korea-Japan 02 - Extra time: Spain-Korea: 1/4**	**A3 (A)**	**22/06/2002**	**10:26**	**Saturday**	**0033:56**	**11:00**	**92.1**	**10,770**
10	Operación Triunfo (Operation Victory)	TVE1	11/03/2002	22:18	Monday	120:30:00	0:18	58.8	10,680

Source: SOFRES A.M.





The presenters, a reference in Antena 3

The **ANTENA 3** presenters are still the most valued professionals, according to the latest study by **GECA** on Image and Evaluation of Celebrities and Television Channels; four out of the top seven programmes and five out of the top seven news programmes.

GECA's general "ranking" of presenters is headed by **Matías Prats**, with **Bertín Osborne, Olga Viza** and **Pedro Piqueras** as the **ANTENA 3** figures situated among the seven most valued.





If we refer to news programmes, the three presenters with the best image are **ANTENA 3's Matías Prats, Olga Viza** and **Pedro Piqueras**. In fifth place is **Ernesto Sáenz de Buruaga**, with **Rosa María Mateo** in seventh.





Television Presenters Ranking

(No. Names GECA Index)

Antena 3
TVE1
T5
La 2
Sin asociar a cadenas

TELEVISION NEWS PRESENTERS

No.	Names	GECA Index
1	Matías Prats	7,59
2	Olga Viza	7,07
3	Pedro Piqueras	7,05
4	Lorenzo Milá	6,84
5	Ernesto Sáenz de Buruaga	6,67
6	Luis Mariñas	6,59
7	Rosa María Mateo	6,47

TELEVISION PRESENTERS

No.	Names	GECA Index
1	Matías Prats	7,59
2	Concha Velasco	7,43
3	Bertín Osborne	7,31
4	Olga Viza	7,07
5	Miguel Bosé	7,07
6	Pedro Piqueras	7,05
7	Lolita	7,04


14%
14%
72%


14%
14%
58%
14%

Source: GECA on IO data.

The Prizes



ANTENA 3 PRIZES IN 2002

Golden Tp



Best Animation Series
THE SIMPSONS



Best Sports Coverage
2002 FOOTBALL WORLD CUP


Antena 3

Best Competition
PASAPALABRA


Antena 3

Best News Coverage of the Oil Spill
Ex aequo **ANTENA 3, Tele 5, CNN+ and TVE**



Best Current Events and News Items
LA BATIDORA



Best Interactive Multimedia Programme
EL GRAN TEST

General Council of Spanish Advocates Human Rights Award



Report on **"Entre dos dioses"** by the **News Department.**

Zapping Awards from the Catalonian Viewers Association



Best Presenter
OLGA VIZA


EL
GRAN
TEST
TEST DE INTELIGENCIA

Award by the Programme Analyst Groups
EL GRAN TEST

INTE Awards to the Spanish Television Industry


COMPAÑEROS

COMPAÑEROS


MEGA TRIX

CLUB MEGATRIX



YO SOY BETTY, LA FEA

PROMAX AND BDA International


PARA DESAYUNAR,
TOMA
MEGATRIX
LUNES A DOMINGO

Silver Award
MEGATRIX

"Protagonists" Journalism Award



MATÍAS PRATS

The Television Academy Talent Award 2002



Best Illuminating and Photography Director
CELSO GARCÍA

Golden Antennae



For its coverage of the Football World Cup
CANAL INTERNACIONAL, News Services



Outstanding Golden Antenna for his Professional Career
ERNESTO SÁENZ DE BURUAGA

Luis del Olmo Journalism Freedom Awards



In the television category
ERNESTO SÁENZ DE BURUAGA


return

The Advertising Market







Agility and Effectiveness

The advertising market is becoming increasingly more complicated, and its "apparently positive" numbers require an in-depth look at the contents. In 2002, the advertising market in conventional media decreased by 1.3% in comparison to the previous year, putting a break on the falling levels of 2001, which fell by 5.7%. Specifically, investment in TV rose 1.4% (up on the 7.85% fall of 2001), thanks to a positive second quarter of year, which allowed for a certain freedom and a change in trend.



TELEVISION ADVERTISING MARKET 2002 V. 2001
1.500
1.000
500
0
2001
2002
1st Semester
2nd Semester

However, only **Televisión Española** has benefited from this market increase, gaining a 12.6% growth. The public channel, via its two channels, has continued with the aggressive commercial activity it started in 2001, offering the advertisers prices below that of its competitors and, consequently, increasing the broadcast of advertising seconds during its programmes.

The **ANTENA 3 Business Management Team**, far from waiting around in the face of these problems, went through a profound organisational change, focused on tackling the future of the commercialisation of **ANTENA 3's** advertising space in an agile and efficient manner.

The new business structure aims to have a single official spokesperson dealing with the client for all television business. So, the **National Sales Department** offers all its clients the same advertising possibilities as offered by **ANTENA 3**, from conventional advertising to product integration in the programmes. In this department, an effort has been made to bring **ANTENA 3** nearer to the local client, placing company representatives in those areas where there is a gap in commercial activity, as well as a business opportunity.




Campero


Las mejores frases de Betty, la fea
MÁS VALE
FEA LISTA...

To produce all the special actions proposed on TV, together with the commercialisation of other business channels (**Internet**, **teletext**, **contxtA**, theme channels...etc), the **Special Solutions and Products Department** team was set up. This year **LISA**, the area that exploits **ANTENA 3** licences and merchandising, has been incorporated into the department. In this way, it has achieved the integration of this means of income with its main pillar, the advertising space.

With regard to the management of business activities, and aiming to optimise advertising space, the **Sales Operations Department** combined the management of the campaign into a single team, from the planning stage to the close of billing. This is the area responsible for the tactical adjustments that make an impact on the monthly results.


PADRE CORAJE
YA A LA VENTA
EN VHS Y DVD
BIG TIME

ANTENA 3's commercial team has ended the fiscal year 2002 with an efficiency ratio of 1.31, which means that for each audience point in the adult target, 1.31 points have been obtained from the advertising market.

STRATEGY FOR 2003



Differing studies augur a year of moderate growth in the advertising market. In this environment, **ANTENA 3** ventures to put itself close to the advertiser, and give solutions to their communication needs. There are two pillars on which to base the clients' relationship:

– The offer of special products and solutions means that the precise interaction can be found, for each product, to impact on the target, achieving the coverage desired as much as the notoriety. Always innovating, **ANTENA 3** has launched the concept **CosaD2**, an advertising Sitcom, where a couple are shown in an apparently common daily situation, bringing up a product as part of a comic and agile dialogue.

– The commercial strength also extends over the entire local market, with **ANTENA 3** coming closer to the small advertiser to show a range of advertising possibilities. The placement of the connections allows the local advertiser to announce his products on successful programmes on **ANTENA 3**.

Yet our projects go further than that. The **Commercial Department** brings us closer not only to the advertisers, but also to the viewers, by looking for ways to communicate with them that will make them faithful to our contents and our brand. Thus, the incorporation of **LISA** to the commercial team yields successes, such as the commercialisation of the **UPA Dance CD**.

ContxtA, a mature product created in the **Commercial Department** in March 2001, has been made full use of, as it has already made contact with 2,500,000 viewers accessible (who have replied to questions formulated through 343 using their mobile phones). During this year, the intention is to increase communication via **contxtA** messages and thus reach out to more viewers ready to interact with the channel, on occasions including the advertiser in the message. Therefore, **ANTENA 3** connects with its two public objectives: the advertisers and the viewers.


contxtA



Television of the Future





Digital television

Land Digital Television is going to revolutionise the prevailing concept of television. The viewer will no longer be inactive and will be able to participate in the digital television's interactive services (i.e. games, programme guides, chats, forums, voting and electronic shopping, etc.) A new system to which, along with the traditional concepts of television, the uses and advantages of **Internet** are added.



To reach this objective, we have changed all **ANTENA 3's** production, editing and broadcasting processes on different channels into digital. Since the beginning of 2002, we have even gone as far as broadcasting the first interactive news channel in **Spain** and, since April of the same year, we have been broadcasting our programming in digital.

This undertaking allows us to be prepared for the analogical cut-off proclaimed for the 1st January 2012.



SIDICOM

This acronym hides an authentic generator of multimedia news content distribution. It is an idea generated and developed in **ANTENA 3**, having materialised in collaboration with **Telefónica R+D**. **SIDICOM** was born fruit of that agreement, which today, is one of the most advanced developers and managers of content, not only in **Spain**, but in the world. This system allows the simultaneous management of multiple destinies.

Thanks to this system, **ANTENA 3 NEWS** has managed to create a multimedia editorial capable not only of broadcasting on television, but also on **Internet**, **ADSL**, Cable, voice phone, data and **MMS**, interactive television and wap.

This process was created in 1998 under the management of **Ernesto Sáenz de Buruaga**, when an ambitious project to transform the editing system was started. It was not just a case of being in the front line when going from analogous television to digital, but of going beyond that and changing it into a real multimedia editorial, capable of broadcasting in any medium and at any time.




00:00:17.11
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Master


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NOTICIAS DEL CORAZON
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Dirección http://www.a3n.tv/historico/msearch.asp?string=prestige
a3n.tv
ULTIMA HORA
Rumsfeld pide a los soldados iraquíes que e Buscador prestige
Buscar
edición especial
Pregunta de la semana
Nacional
El Consejo de Ministros aprobará hoy el plan que solucionará definitivamente la situación del Prestige
Noticias autonómicas Galicia
Prestige: El Gobierno aprobará mañana la solución final al Prestige
Prestige: Fraga cree que en Corcubión "no están declarando los auténticos responsables"
Prestige: Los hosteleros, moderadamente optimistas ante la Semana Santa
Prestige: Mariscadores de A Coruña deciden esperar un mes para volver a trabajar
Prestige: Pesca abre las rías de A Coruña, Ferrol y Cedeira al marisqueo
Programas El Primer Café Elvira Rodríguez, 12 de marzo
"Queremos que Europa se co-responsabilice de la tragedia del Prestige. La normativa en vigor para toda Europa lo ha permitido"
Histórico El desastre del Prestige
El PP disuelve la Comisión de Investigación del Prestige 12-03
Prestige: Arenas pide una propuesta a Zapatero 23-02
La marea negra del Prestige inunda Madrid 23-02
Fernández de Mesa dice que confía en la justicia tras ser citado como imputado en el caso Prestige 20-02
Prestige: Una empresa de Arteixo presenta una máquina capaz de limpiar 100 toneladas de arena a la hora
El Gobierno opta por succionar el petróleo del Prestige 14-02
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Los sábados a las 20:00 h
Internet

a3n.tv, the News Web

The multimedia editorial office of **ANTENA 3 News** lets small editing teams maintain a very important output permanently up-to-date. In **a3n.tv**, 300 videos are included every day. Along with the most comprehensive information relating to autonomies. A long-established set of more than 3,500 videos which, as well as confirming our audio-visual leadership, we use to broadcast our national and autonomous news live every day. We also broadcast other news events, such as sessions in the **House of Commons**, Press conferences, trials and even the **Tenerife Carnival** festivities.

a3n.tv is the point of reference for news on the **Internet**, so that the news can be watched from any place in the world.



Dirección http://www.a3n.tv/mNoticia.asp?seccion=Noticias/Deportes&news=45330828sd=180
a3n.tv
ULTIMA HORA
ratégimente Bagdad a la espera del ataque alia Buscador
Buscar
DEPORTES
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MÁS FOTOS
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Internacional
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Deportes
Sociedad
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En Directo
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El Tiempo
Conócenos
Foro Antena 3
Tu Opinión
Webby
MERCADOS on-l
NOTICIAS
Búsquedas con Google
ya espera en Manchester
Ronaldo vuelve a los entrenamientos
Los mejores goleadores de la liga se citan en Riazor
El Betis afronta su encuentro ante el Valencia como una final
Catanha, un rey destronado tras la llegada de la estrella egipcia del Ajax
La visita de Roberto Carlos, noticia del España-Armenia
Inglaterra gana 2-0 a Turquía y Francia se impone 1-2 a Israel con gol de Zidane
Ferrero se enfrentará al croata Mario Ancic en los Cuartos de Final de la Copa Davis
Toni Muñoz sustituye a Paulo Futre en la Dirección Técnica del Atlético
Liga ACB: Un triple de Victoriano da el triunfo al Madrid frente al Joventut
Inglaterra gana 2-0 a Turquía y Francia se impone 1-2 a Israel con gol de Zidane
03 Abril. Javier Pequeño Rodríguez. Madrid.
Francia consiguió su quinta victoria al ganar 1-2 a Israel. Al igual que la Francia de Zidane, la Holanda de Van Nistelrooy, la República Checa y la Inglaterra de David Beckham. Todas ganaron sus partidos.
Inglaterra tuvo que esperar a la segunda parte para marcar frente a Turquía. Vassel aprovechó un rechace y adelantó a su equipo. Y después apareció el gran capitán inglés. Beckham volvió a volar. Transformó el penalti para dejar el 2-0 definitivo.
Francia se sobrepuso a un gol temprano de Israel y sumó su quinta victoria. Liderada por Trezeguet que logró el empate y por un Zidane que no perdona con su selección. Aunque esta vez marcó con un poco de suerte.
The Simpsons
pincha aquí
De lunes a viernes a las 14:30 h
Internet

Broadband Internet: ADSL and Imagenio

Our news presence on **Internet** could not be limited to one web. In September 2001, we launched the greatest **Internet** audio-visual news channel for **ADSL**, on the **Telefónica.net** web.


Telefónica Net

More than 200 daily videos are permanently up-dated 24 hours a day, and are of a high quality so that all **Telefónica's ADSL** clients have attractive news contents. Today this web has the most powerful audio-visual news content for **ADSL** in **Spain**.

Since the start of 2000, we were already collaborating with our contents in the **Telefónica** cable projects. Now we are fully partaking in the advertising and development of the **IMAGENIO** project: a la carte news in order to be able to chose what is of most interest and to be able to see it on the television itself.


terra
Zona ADSL


NOTICIAS
El Primer Café
Alerta 112
Espejo Público
Noticias Europa


Ceuta 24º
05-07-02
Ultima Hora
España
2/6
Var.
ANDALUCÍA
Bancomer
16,71
0%
Madrid M.Continuo
MorganStanley
Internacional
7/7
Economía
5/5
Masiva manifestación en Argentina
contra la represión policial

a3N.24 HOURS

The first interactive news television is called **a3n.24** and has been broadcast since the 1st July on **Vía Digital**. Five video, eight audio, three image and two text channels proffer the most comprehensive information. It's up-dated 24 hours a day, so that everyone can watch what is of interest to them at the time they want.

Moreover, on the permanent screen, there is up-to-date weather, sport and financial news. And live broadcasts. All in real time.

Wherever there is news, **a3n.24** is there. Without any middlemen. It's a new concept of television that allows us to reach a more demanding and selective viewer.


A Coruña 20º
05-07-02
Ultima Hora
6/10
España
2/5
GALICIA
Tavex Algodonera
3,04
0%
Madrid M.Continuo
MorganStanley
Internacional
7/7
Economía
4/6
Aznar reclama a Ibarretxe hechos
contra ETA, no palabras


Las Palmas G.C. 25º
05-07-02
Ultima Hora
2/10
Sociedad
5/6
CANARIAS
Endesa
13,57
-0,15%
Madrid M.Continuo
MorganStanley
Internacional
3/7
Deportes
5/5
Masiva manifestación en Argentina
contra la represión policial

News on the telephone



For **ANTENA 3**, the mobile phone has become a means of communication and of business without limits. We were the first to take a chance on the versatility of mobiles. Since 1998, we have worked with **Movistar** to create a news channel that allows news reception. This rigorous work reaches **Movistar 303's** million subscribers.

Last minute news reaches wherever there is a mobile phone. This is a pioneering process in **Spain** which, as it is so successful, has lead **Telefónica Móviles** to develop a voice portal. In **e-motion** voice, **ANTENA 3** reproduces the current events, financial information and lottery channels.

We also have the most comprehensive information channel through **SMM**, short multimedia messages. From now on, the text, sound, and image of the news is on the telephone.

During the last **Football World Cup**, we carried out pioneering tests on video broadcasting for **PDA**, pocket computers.

We maintain our drive with our developments in **i-mode**. This is a new step taken on **Internet**, on the phone, and it has joined the **ANTENA 3 WAP** channel, running in **e-motion wap** since the year 2000.


Mensaje multimedia
2/2
Fin del "corralito" en Argentina
Opciones
Atrás


Bienvenido a


LLAMA AL
906 03 2
Entérate bie
de lo que va
FONDOS DE PANTALLA

antena3tv.com



antena3tv.com was set up in 2002 as one of the Internet surfers most appreciated offers in the field of audio-visual entertainment. Consequently, according to **OJD**, **antena3tv.com** combined webs closed the year with close to 16 million visitors and 180 million pages visited.

As well as **antena3tv.com** portal, 30 programme webs were exploited in 2002 (the majority were of new production, developed wholly in **ANTENA 3**.) Successful webs, such as **Betty la Fea**, **The Simpsons**, **Un Paso Adelante**, **Megatrix** or **El Gran Test**...

It is precisely **El Gran Test** that has been the first important example in **Spain** of the interactivity that can be achieved between **television** and the **Internet**. Nearly half a million people have downloaded the software from our web in order to do the test.

ANTENA 3 programme webs have stopped being a mere advertising instrument to become products of interactive entertainment, offering quality contents to specific segments of the public.


Antena 3
Ya a la venta
EL GRAN TEST
Qué es
Reportajes
Baremo de resultados
Resultados
Mejores Momentos
Presentadores
Chat

TELETEXT

Nearly two million people go into **ANTENA 3's** screen every day to access the **teletext**. It is a very comfortable service to use and it contains a great number of products, where all our viewers can find all their information.


100 Mar 11 Mar 12:57:53
TELETEXTO ANTENA 3 TELEVISION
NOTICIAS 101
SERVICIOS 300
OCIO 500
abinete de Octavio Aceves 561

News, agendas, programming, press resumes, real-time sport and financial news, bazaars, employment offers.... This service holds many attractions and, in addition, performs a notable social deed with subtitled programmes for the deaf.


S214 Antena3 214 Mar 11 Mar 12:59:48
Presentación del servicio . 215
Programación del día 216
Sinopsis del día 217
Programación semanal....... 218
Tablón de anuncios......... 221
101 102 103


S140 Antena3 140 Mar 11 Mar 12:52:33
FUTBOL
Resultados 1ª. 141
Clasifi 1ª.... 142
Resultados 2ª. 143
Clasifi 2ª.... 144
Quiniela...... 145
Próxima jornada....... 146
Copa del Rey.. 147
Liga campeones 148
UEFA.......... 149
L. extranjeras. 150
BALONCESTO
ACB resultados. 151
ACB clasifi.... 152
Euroliga....... 153
NBA............ 154
MOTOCICLISMO... 155
FÓRMULA 1...... 160
MUNDIAL RALLIES 165
¿Quieres conocer muchas chicas?
Envía QDAR al 5272 + tu Nick
Ej. QDAR ALEX
Coste 0,90 eur/sms
140 101 102 103

Subtitles for the Deaf

3000 hours of our yearly programming are dedicated to those with hearing problems, which in this country means a million people. **ANTENA 3** has become the television broadcaster with the most subtitled programmes. From **The Simpsons** to **Megatrix**, including fictional series, contests and a wide range of feature films and those made for television, 40% of our products are subtitled.

Our **Subtitling Service** works closely with the **Ministry of Labour** and with the different organisations for the deaf in **Spain**.

We are proud to offer this far-reaching social service, which in 2002 was given the **Juan Luis Marroquín** award by the **The Spanish National League for the Deaf**. And we want to go even further.





ACCUMULATED IN HOURS
2002
3.000
2.500
2.000
1.500
1.000
500
0
TVE1
La 2
TELE 5
ANTENA 3

THE NEWS



Antena 3 NOTICIAS





ANTENA 3 NEWS

Information is the backbone of a television channel. All the informative areas that have already been mentioned in this annual report have their origin in the contents prepared in the **ANTENA 3 News Department**. The basic component of free television is the **newscast**. This is the fundamental reference point that, with accuracy and objectivity, turns a television channel not only into a means of entertainment, but also into another member of our society.

The things that happen around us, the closest as much as the furthest, are of interest to the citizen, who has the freedom to choose which medium to inform himself by. And **ANTENA 3 news** is backed by a majority audience, which has converted it into the leading news choice on private television in **Spain**.



News 1 is at three o'clock in the afternoon, with **Olga Viza** and **Manu Carreño**, and with **José Antonio Luque** on sports. **News 2**, at nine o'clock at night, is with **Matías Prats** and **Susanna Griso**, and **J.J. Santos** on sports news. **News 3**, in the early hours, has **Rosa María Mateo** going over the current events, accompanied by **Javier Alba** on sports. Then there is the **weekend news** with **Angeles Mirón** and with **Manu Sánchez**, summing up the sport. These are the newscasts that give continuity to a channel that is in no doubt about interrupting its normal programmes to give early news bulletins and special reports, when the situation so demands.










Andalucía



Aragón


Castilla y León


Catalunya

Closer to You

Television is an outstanding component of social life. Because of this, it has to be close to the citizens. And **ANTENA 3 news** is no stranger to this responsibility. It intends to draw nearer to the viewers' lives from its Regional Offices in the Autonomous Communities

Our territorial representatives are **Nacho Capeans (Galicia), Marisa Guerrero (Basque Country), José Luis Fradejas (Aragon), Carlos Martos (Catalonia), Esmeralda Velasco (Community of Valencia), Manuel Prieto (Andalusia), Ignacio Fernández (Castille-Leon), Paula Serra (Balearic Islands)** and **Gabriel Mesa (Las Palmas and Tenerife).** They manage groups of professionals who, every day, put regional newscasts on the waves with the latest current events, giving their news to our Central News Department so that these can be diffused over Spain and the world.


Baleares

The **ANTENA 3** centres round up their news contributions with morning connections in **Buenos Días, España** (Good Morning, Spain) and with a weekly programme, **A fondo** (In Depth), that brings together the most outstanding aspects of each Autonomous Community.


País Vasco


Galicia
Canarias Tenerife
Canarias Las Palmas
Comunidad Valenciana



Footing the news



Our way of life is to follow the news wherever it appears. The world no longer has any frontiers. Events, such as the terrorist attacks on the **11th September** on the **Twin Towers in New York**, show that live television is a undeniable point of reference in our society.

That's how we understand it in **ANTENA 3 news**, with correspondents at hot points all over the world: **Ricardo Ortega (United States)**, **Enrique Cymerman (Israel)**, **José Ángel Abad (Great Britain)**, **Carmen Vergara (France)**, **Antonio Pelayo (Italy)**, **Mónica Prado** (**Brussels**, the European capital)...

Furthermore, we have special envoy teams travelling thousands of kilometres in the places of greatest news excitement: **Iraq**, **Afghanistán**, **Turkey**, **Kuwait**, **Serbia** or **Albania**. Amongst our reporters are the names of **Carlos Hernández**, **Javier Mellado**, **Emilio Sanz**, **Corina Miranda**, **Javier Saz** and many others, familiar faces already, who appear live in those places all over the world where there is news to be reported to our viewers.












ESPAÑA

Buenos días, España

This last season, **ANTENA 3** gambled on news in the morning. From 6.45 am to 9.15 am, everything that is going on in **Spain**, in the world and in the Autonomous Communities is told. Daily connections are made with our correspondents, special envoys and each of our Regional Offices in the autonomous regions in order to give first hand information. Sports, Weather and Traffic information is given in the areas of interest, so that our viewers can have the information necessary to face the day ahead before leaving home.

As well as this, there are other reports of interest on: health, economy, quality of life, gastronomy, leisure and society.

This is **Buenos días, España**. A programme directed and conducted by **Roberto Arce**, in order to start the day well informed.










el Primer
Café

El primer café



And after that, **ANTENA 3**'s morning circle. **El Primer café**, one of the channel's classics, has become a point of reference in current events and reflection. Conducted by **Carmen Gurruchaga**, all the political and social leaders have **El Primer Café** in **ANTENA 3**, giving their knowledge and opinions on everything that happens.






ESPEJO
PÚBLICO

Espejo Público

If **El Primer Café** is already an **ANTENA 3** classic, the same can be said for the weekly **Espejo Público**. Each Sunday afternoon, a review is made of current events, using an entertaining and rigorous format. From the big current questions to the trends in leisure and consumerism.



Each Sunday, three million viewers follow this news hour, executed in very careful television language and with the determination to disclose stories of real people and situations. From accusations to comedy, from social drama to gastronomy and travel, these are all part of **Espejo Publico's** contents. The programme is presented by **Sonsoles Suárez**, maintaining an average audience of 21.5 percent.


los héroes
de los Andes




ERTA
112

ALERTA 112

Alerta 112 is another weekly programme by the **News Department** that is on its way to becoming another classic in **ANTENA 3's** programming, if it isn't already after three seasons being broadcast.

Alerta 112 investigates events and social themes. More than 1,200 reports, broadcast over 150 hours, were submitted last year. It is a programme with the latest in current events that, whenever a particular news requires it, has always reacted to expose single subject issues about natural disasters, traffic accidents or terrorist attacks. All news fits into **Alerta 112**.

It does public service work, for example, to advise our viewers of the actions of delinquents and how best to avoid them. Now, **Alerta 112** has grown and contains more specialised slots, with guests on the set to go in-depth into subjects of interest. **Esther Malagón** presents this programme, which last year maintained an average audience of 20 percent.




112



Documentation

ANTENA 3 has made an enormous investment in order to have one of the best Documentation services in the media market. The result is a three-storey building managed by a very powerful information technology system, which controls more than three hundred documentary media. **ANTENA 3** already occupies a privileged position in this field, in spite of its short life as an instrument of communication.

Last year, the advance continued along this path, with the incorporation of digital recording technology, permitting better quality broadcasts of the materials used, with the reduction of necessary storage space and a better conservation of documents.

As an example of the importance of this service in **ANTENA 3**, there are the 35 thousand requests for information and images that were attended to in 2002, which, in turn, generated the movement of 800 thousand loans and returns of different media. More than 2,500 daily movements.



Likewise, improvement of the integration of the **Document Management System** with the rest of the corporate systems has continued. This includes the **ANTENA 3** Regional Offices, where the work procedures are being improved and modernised, including the selection criteria of documentary material, the analysis of images and the management of copyright.





ANTENA 3 AND THE 2002 FOOTBALL WORLD CUP

Just about no one gave an Euro for **ANTENA 3** when, on the 3rd of May 2002, only 28 days from the inaugurating match, our company got the rights to freely broadcast "the biggest show in the world".

For the first time in our country, a private television took on the responsibility of showing the **Spanish Football Team's** matches in people's homes and doing it in the worst possible conditions.

The inscription dates were already closed. The technical teams of the whole world's television stations were already installed... but we had an appointment with television history and we knew it. This appointment began at a dizzying pace. In less than five days, our first professionals were arriving in **Korea**. Five days later, the 7,700 kilos of technical material were put on a fish-carrying plane to **Seoul**. There was no other form of transport available. While in **Spain**, **José Antonio Camacho** gave out the list of the players called, thousands of miles away our World Cup set was being prepared, as well as our recording and directing controls. All in record time. This superhuman effort from dozens of professionals worked a miracle; so that on the 22nd May **ANTENA 3** was able to broadcast live the first special programme from the **Spanish Team's** meeting place.


EL MUNDIAL
SE JUEGA EN
Antena 3

After that, there were the friendly matches and the historic "debut" of the national team. **Spain** began by beating **Slovenia** on the 2nd July, defeating **Paraguay** and ending the first stage with a new victory against **South Africa**. The **Team** started with its right foot forward in the field and even scored in audience figures.






2002 FIFA 월드컵™
캠프장
FIFA World Cup™ Training Camp
스페인 Spain
사용기간:2002.5.20~6.24

The live broadcast of the matches never fell below a 69% share. However, the best was yet to come.

The meeting in the quarterfinals with **Ireland** was heart stopping. It ended with a one-all draw, extra time was needed, and a penalty point shot. More than thirteen million Spanish – 81% of the total audience – were glued to their **ANTENA 3** screens when **Mendieta** scored the decisive shot.

The dream remained alive, although the price to pay was an early rising on Saturday the 22nd June. That day, **ANTENA 3** again filled the whole country with excitement. At half past eight in the morning, **Spain** and **Korea** played the classification for the semi-finals. Only the short-sightedness of a line referee and bad luck prevented the **Team**, for the first time in over half a century, placing itself among the four best teams in the world. Nine out of the ten Spanish who were watching the television on that warm Saturday in June were doing it to follow the tone and the narrative of the **ANTENA 3** professionals.










LA SELECCIÓN
JUEGA EN
Antena 3

Spain was eliminated, but **ANTENA 3** had fulfilled its date with history. What started as a dream, what seemed a miracle, had become a reality.

Japan and **Korea** was the **World Cup** where an Egyptian referee denied us the semi-finals, where **Ronaldo** was resurrected, where **Brazil** won the fifth **World Championship**, but above all it was where there was miracle, where **ANTENA 3** did in three weeks what others did in several months.

It was the **World Cup** where a dream was shared with millions of viewers. A dream that once started will, hopefully, continue in **Germany in 2006**.




FIFAworldcu



ENTERTAINMENT



The Simpsons

In 2002, this strange family, with its no concessions portrayal of American society and its power, and for whom the years have not passed, has again demonstrated its drawing power in **ANTENA 3**. During the whole 365 days, it was listed among the 10 most viewed programmes, after broadcasting for eight years.



This programming loyalty has meant that **ANTENA 3** has been given one of the most important **Spanish** television awards: the **Golden TP for the best animation series**. And this while in competition with two other of the channel's products: **South Park** and **Futurama**, which reveals the excellent reception of our animation series.




WELCOME


BART
SIMPSON


como la vida



Como la vida

In just a few months, **ANTENA 3's** morning chat show has become a point of reference for the audience. It is a programme that uses humour as a weapon to attract and "doesn't keep anything to itself." Those things belonging to "heart matters", as well as popular testimonies, treated with kindness, caring and the wish to please, have placed **Como la vida** in a privileged position with regard to the viewers. The presenter, **Alicia Senovilla**, has returned to **ANTENA 3** to offer the best of herself and to show her tremendous communicative abilities.








Sabor a ti

SABOR A TI



If the **chat show** formula is defined as entertainment, containing within it different formats and, therefore, is thought to be lacking in message, we can confirm once more that **Sabor a ti** is the exception to the rule. For five seasons, **Ana Rosa Quintana** has remained on screen to guarantee **ANTENA 3's** success, ending 2002 with overall results placing it as the only mainstream **chat show** that, in treatment of content, as well as original staging presentation, has achieved the top position in one of televisions most important time slots.



Sabor a ti has been, and is, a reference point for other programmes, yet it is different from the rest and that is why it is the top afternoon programme.









Diario de Patricia

Audience information shows that **Patricia Gaztañaga** is not the only expert on her diary. **ANTENA 3's** endeavour to create a space in which life is shown just as it is makes the **Diario de Patricia Spain's** daily television page that nobody wants to stop viewing.

It's a programme that gives those who wish to express their love for someone, who want to broadcast live their most unusual ability, or who simply want a space in which to freely air their views on social likes and conflicts, the golden opportunity to do so.

Its success in among **ANTENA 3's** 2002 programming not only shows that it is still a winning proposal, but it also confirms its unarguable leadership in that broadcasting slot.









PASAPALABRA



Very few national or international contests continue broadcasting in such a competitive time slot as the one **Pasapalabra** is in. It is, par excellence, the contest which has managed to ensnare the entire family, irrespective of age.

The plan to continue developing its original formula, with its very original presenter, **Silvia Jato**, has added and adds significantly to **ANTENA 3's** business income, endorsed on a daily basis by the advertising investment interest of the most important media centres in the sector.




PASAPALABRA





Ahora

The famous, the most daring and intrepid characters, as well as the odd, all of them appear in the so-called gossip columns each Saturday afternoon on **Ahora**. *It is a programme that invites one to contemplate this world in its original surroundings,* without overlooking the irony, the parody or the jest in the comments, opinions or visual set-ups.

Every weekend, **Cristina Saavedra** tells us, with a gentleness not devoid of audacity, of the adventures and misadventures of the personalities often seen on the small screen.






Hay una Carta para Ti

HAY UNA CARTA PARA TI



If there is one line of argument that determines the format adopted by **ANTENA 3** in **Prime Time** viewing, it is the one that awakens the hopes, minute by minute, of a public captivated by the excitement of surprise. By the solving of personal and family conflicts, by the testimonies and by the deepest feelings disclosed when faced with a humble plea for forgiveness; the sincerity with which one minute of happiness is offered and the staging of that essential format: the emotions.

There is only one way of combining all these ingredients and that is in the Sunday programme offered by **ANTENA 3** giving the opportunity to say straightforwardly **Hay una carta para ti**. With all the care, support and expertise of that excellent communicator of feelings, **Isabel Gemio**.






Un Paso
Adelante

UN PASO ADELANTE



Un paso adelante could only be... on **ANTENA 3**. It is a fictional series that does not imitate present national or international tendencies. It is original in its design, creation and development, and qualifies what has no doubt been the great fictional gamble taken by the channel's management team, pampering it and boosting it in its second season.











Un paso adelante is connected to the **ANTENA 3** tradition, the first mainstream private television to take a chance on fiction as television genre from the beginning. From the historical **Farmacia de Guardia** to **Compañeros**, **La casa de los líos**, **Manos a la obra** or **Policías**.

Un paso adelante has gone further than being just a television product by penetrating into the world of music. Its album, **UPA Dance**, has sold more than half a million copies and, therefore, has already received five platinum discs. It can definitely only be defined as a success.












EL
GRAN
TEST

El Gran Test

Without doubt, one of the great successes of **ANTENA 3's** programming in the year 2002 was the broadcasting of **El Gran Test**. It is a programme that goes beyond mere televised variety shows. *It penetrates into the world of multimedia* through **Internet**, fixed and mobile telephony, Press, **CD** or, with just a simple pencil and paper, it galvanises the whole family into gauging its intellectual qualities and its memory, competing healthily to "see" who is the cleverest.


TÚ PUEDES SER UN GENIO. DESCÚBRELO.
EL
GRAN
TEST
GRAN ESTRENO
Esta noche
a las 21:45 h.


Antena 3


EL
GRAN
TEST
15 DICIEMBRE
21:45 H.


TÚ PUEDES SER UN GENIO.
DESCÚBRELO.
EL
GRAN
TEST
GRAN ESTRENO
15 DICIEMBRE 21:45H.
Antena 3



When it appeared for the first time last year, **El Gran Test** was an veritable social event, allowing **ANTENA 3** to strive for a clean, family-oriented programming model located at the other extreme to what is commonly known as TV rubbish. It is a model worthy of being followed.






EL GRAN TEST
10
Un cable de 50 metros se divide, para que la medida de una parte sea dos tercios de la otra parte. ¿Cuánto mide la parte más corta?
12
a. 24 metros
b. 20 metros
c. 16 metros
d. 18 metros
Antena 3
de Lunes a Viernes
Noticias 1
15:00 h
a3n.tv
>>> pincha aquí





Antena 3



Behind the Camera







All the products we have presented in this Annual Report would not have been possible without a working system, such as the one set in motion by **ANTENA 3** this last year.

Producers, directors, cameramen, graphic designers, set designers, stylists, musical scene-setters, hairdressers, make-up artists and a long etcetera of company professionals, who are behind the television screens, working anonymously to make the shows possible. And all of them come together under the **Planning and General Production Department**.

This organisational change has meant a noticeable increase in in-house production, without an increase in staff. It has brought about a reduction in production processes and has unified criteria by co-ordinating the different areas involved, with the ensuing decrease in cost. It has definitely made it possible for **ANTENA 3** to offer a more consistent and elegant image.





The reorganisation of **ANTENA 3's** general running systems has also directly affected the contracting policy with production companies and presenters. The challenge has been to share risks; a new way of acting that is not made easy by its unfamiliarity. Bonuses are offered for business and audience results and fixed costs are reduced. It is a formula that includes contract cancellation clauses if the proposed objectives are not reached, which is a benefit to the company.

The way of facing situations has definitely been altered, offering more flexibility, greater, improved response capacity, better solutions and sensible expense streamlining.



In 2002, **ANTENA 3** also increased its assets with the addition of a new Transportable Site Station and another Mobile Unit, both with the latest technology, and which have permitted a 59% increase in external broadcasts in the last few months.




Antena 3

The work of **ANTENA 3's Production** Area has allowed for more than a thousand live connections from four continents, eight thousand link-ups, meaning 121,000 broadcasting minutes and 4,700 connections from the Regional Offices. A record of work and effectiveness.


Antena 3







INFRASTRUCTURES



ANTENA 3 has become a great communications company. Not only because of the significance of its brand name, or because of the social aspects of its screen influence, but also because of the quality and consistency of its property and infrastructures.

ANTENA 3 extends over 95 thousand square metres, with a constructed surface of 55 thousand square meters. Nine buildings belong to it and ten television settings, just in its central installations in **San Sebastián de los Reyes, in Madrid**. **ANTENA 3's** ten Regional Offices occupy another five thousand square metres.


Televisión

These are only some of the elements that make up the Company's business solidity. There are others that definitively mark the frenetic activity that we live through in **ANTENA 3**. Four thousand five hundred kilowatts/hour of electrical power and more than 4 million kilocalories/hour of calorific power are only some of the quantities that make it possible to look into the background of a company constantly on the move.


Teatro Antena 3 Televisión
Antena 3



However, in order to understand this consumption better, we have to refer to the 650 thousand people that went in and out of **ANTENA 3's** doors last year, of which 100 thousand were guests. Or to the more than 42 thousand vehicles verified in our installations, the 250 thousand letters and parcels checked by our security services. We also looked after the visits of more than 300 schools, university groups, associations and other political personalities.

These yearly statistics, on a daily basis, were all individual actions. Each person, each vehicle, each letter or packet that went in and out of **ANTENA 3** was perfectly identified. Likewise, 4,400 stays in hotels, 11 thousand journeys and 220 thousand meals served in our dining room were personally managed.




NIETO



And so, if each situation is individually attended to, this is multiplied for each of our 14 thousand **medical service** appointments in 2002. Consequently, **ANTENA 3** becomes a company to keep in mind, with services that leave nothing to be desired by any town. **ANTENA 3** may have a small resident population, but it all sums up to a huge movement in temporary passers-by.







The Human Factor









Each and every one of the products, brands and organisations that we present in **ANTENA 3's** Annual Report has one element in common, without which it wouldn't be possible to exist: the human factor.

ANTENA 3's staff is made up of an equal balance of both sexes, with an average age of 36, highly qualified technically – 46% have a degree – and with varying experience. This combination of qualities yields great efficiency in the work processes and an enormous capacity to adapt to the new technologies that are continuously being included in the media sector.





In the year 2002, the company has adapted its **Human Resources** policy specifically to add to the abilities of its employees. To achieve these objectives, 40 thousand hours of training have been given, mainly centred on learning the latest tools and improving resource management.

Yet **ANTENA 3** is not only concerned with improving its employees' conditions, it has also become the most sought-after company in the sector because of its practical training policy for students and graduates. In 2002, 480 students passed through the **ANTENA 3's** installations to get practice in their Business Training and in higher education, specifically in **Communication**.





The agreements with public and foreign **Universities** make up part of our **Training** Department's daily activity. The Masters Degree in Audio-visual Company Management is an example of this. **ANTENA 3** organises the course with the **University of Carlos III**, a pioneer in these types of actions. The fifth course will begin in September. There is also the Talent Management Programme, on which we have been working for years, for the purpose of identifying and preparing the employees who have potential to occupy positions of responsibility in the future. A task of which we are very proud.





THE GROUP'S BRAND NAMES




extrema



The reorganising policy that **ANTENA 3** has been conducting for a year includes the re-evaluation of the activities, begun in previous years, carried out by different companies in the Group. Each of the activities, situations and results have been studied in detail with the intention of attaining a solid and lasting competitive position, improving efficiency and reducing the costs wherever possible.

To achieve these objectives, a restructuring of the different businesses has been embarked upon and the solutions deemed most convenient for each case have been adopted. For instance, some of the companies have been sold, others have been wound up and yet others, considered more profitable or with more influence, have been incorporated into **ANTENA 3's** different business lines.

The brand names defined in the latter are those we have included in the 2002 Annual Report.


movierecord.com


ONDA
CERO
RADIO


GUADIANA
PRODUCCIONES


MEGA
TRIX


ENSUEÑO
FILMS



Antena 3 Directo



Antena 3 Directo remains in one the top ranking positions among the Marketing Direct companies in the four countries where it has a presence: **Spain**, **Portugal**, **Chile** and **Argentina**.



The year 2002 has been a strategic year for the Group, as it has focused all its efforts on strengthening its most profitable areas - Telemarketing, Telesales and Catalogue -, rejecting some sales lines that, although contributing to invoicing, did not transcend the threshold of the required profit.

Antena 3 Producciones Perú


Antena 3 Producciones

In the second business year, **A3 Producciones** has consolidated its audio-visual production business in **Peru**.

Its activity has been centred on 4 business lines: Theme Channel Production for **Cable Mágico**, the cable TV operator of the **Telefónica Group** in **Peru** and which makes up more than 50% of its income, the Advertising Production where the company has placed itself as the second in the market with a 25% share, Advertising Sales and Production Services.



Antena 3 Temática

Antena 3 Temática has consolidated itself as the company of reference in the theme content production sector of the pay television market in **Spain**.

This year it has strengthened its business profitability and its candidacy as Content Collector for the new platform.

The company manages the following theme channels: **Canal Campero**, very well positioned among the Hunting and Fishing supporters in **Spain**, **Punto de Venta**, the first Spanish **T-commerce** channel, as well as the channels presently existing on **Vía Digital A3TV en abierto**, **Megatrix**, **24Horas Noticias** and **Factoría de Ficción**.


Punto Venta


Campero






FDF
FACTORÍA DE FICCIÓN

Guadiana Producciones, S.A.


GUADIANA
PRODUCCIONES



During the 2002 period, Guadiana Producciones S. A. strengthened its national ranking among the top ten production companies of the sector.

This year, **Guadiana Producciones, S.A.** has achieved its positioning objectives and the start of its objective to introduce itself into the international network. Agreements with international production companies have increased, gaining the exclusive in **Spain** to represent new, top level directors, with the subsequent added valued for the company.

Guadiana Producciones, S.A. definitely continues advancing in its aim to become an advertising production company of reference within its own group and within the market, contributing to the growth of that group.



Ensueño Films, S.L.U.


ENSUEÑO
FILMS

Since its creation, **ENSUEÑO FILMS** has carried co-productions within the national limits as well as the international ones, aiming to become the production company of reference in the Spanish market.

During these years, it has taken part in 16 film productions: **Clara y Elena**, **Reflejos**, **Sin noticias de Dios**, **No te fallaré**, **I love you Baby**, **Piedras**, **Corazón de bombón**, **No debes estar aquí**, **A mi madre la gustan las mujeres**, **Peor imposible**, **Sin Vergüenza**, **Esta noche no**, **Más de mil cámaras velan por tu seguridad**, **Trece campanadas**, **El misterio Galíndez** and **Dos tipos duros**. The total investment is of around 9 million Euro.


CRUZ
ABRIL
SIN
NOTICIAS
DE DIOS


reflejos

MEGATRIX


MEGA TRIX

Megatrix remains the first children's brand and reference in the market, for both the public and the advertisers.

During this year, contents have played a large part in the development of the business, allowing the growth of derived business lines (licences, videos, video games,...) and widening the distribution of these through multimedia offer, i.e. free TV —A **Megatrix Club** Programme—, **Megatrix Channel** on **Vía Digital**, **Internet** (web and children's content development on **ADSL** for **Telefónica**), **Members Children's Club**, and co-productions of children's series for their exploitation at national and international level.



Work has also been done on rationalising expenses and optimising the management of the different business units.


Un MGAX es un socio
que tiene activado
su nuevo carné del
Club Megatrix


¿Qué es un MGAX?
¿Cómo puedes conseguir tu carné?
¿Qué ventajas tiene ser un MGAX?
¡Activa tu carné!

Movierecord cine, S.A.U.


movierecord.com

The year 2002 has been one of the most complex in the history of the company, which will be 50 years old next year. However, it is the leading company in the cinema advertising medium, with a market share of over 70% and a screen share of nearly 60%.

Movierecord is a pioneer in the development of communication medium outside the limits of the cinema screen or alternative uses of the same. These activities are placed in the **Below the Screen** division, whose invoicing figure for this activity has been 10 times more than its closest competitor.

In the field of local advertising, it is the absolute leader, with a market share of nearly 80%, the shares taken on by the company this year allowing an income increase of 9%.



Antena 3 Internacional

Last year, **ANTENA 3's INTERNATIONAL CHANNEL** lived through an important transformation. It renewed its contents and increased the programme production for broadcasting in **America**.

The weekly news programme **A Fondo** has been incorporated in its programming, so that Spanish people living far away, and all those who wish to know what is going on in the Autonomous Communities, are well informed of what is of most interest to them. **ANTENA 3** News' **Canal 24 horas** was also included in the broadcasts.

The in-house production increased to 12 weekly programmes of varying content, from economy to sport and from culture to society. Always directed at a Latin American public.

These are additions to a programming based on chat shows, series and other **entertainment programmes**, without forgetting the daily news slots, which are broadcast live.

In this way, **ANTENA 3's International Channel** guarantees its presence in the Latin American countries and is already present in different areas of the **United States**.


www.antena3tv.com/internacional
COMO EN CASA.
Lo que te gusta ver. Lo que te gusta sentir.
Toda la programación de Antena 3 está en tu mano
Disfrútala como en casa
Antena 3
INTERNACIONAL




Te escuchamos
WE'RE LISTENING TO YOU



An historical landmark in radio Onda Cero's life

RADIO ONDA CERO's integration in **ANTENA 3** in 2002 can be qualified as an historic landmark in its life. An historical landmark because that integration has meant the strengthening of ADMIRA, a Multimedia Company with a clear purpose and a vocation for leadership, synonymous with the growing demand for news made by its daily listeners.

Credibility, prestige, quality and fidelity to the audience are the most repeated concepts in the work groups that situate **ONDA CERO RADIO**. Co-operative, competitive, manifold, varied, innovative and independent is how the **ONDA CERO** listeners classify the programming.

To touch upon what is without doubt its basic value, in 2002, **ONDA CERO** invested seven million Euro in the necessary and suitable improvement of its Network. This year, labelled by all the sectors as complicated and difficult, **ONDA CERO** grew six percent and improved its operating results by 45 percent. It could be said in some way that, because it belongs to a group as technologically powerful as **Telefónica**, **RADIO ONDA CERO** answers to the permanent technological development challenge that today signifies a Radio Network with a vocation for leadership.









All this has been done in 2002, whilst maintaining second place in the Spanish Radio Networks ranking, using conventional programming and, consequently, aspiring to the leadership. More than three million Spanish people connect daily to one of the frequencies of the channels included in the **Corporación Radiofónica de ONDA CERO**. In 2002, one of them, **Kiss FM**, has undergone the greatest growth in the history of our country's theme channels; **Europa FM**, also belonging to the **Corporación Radiofónica de ONDA CERO**, increased its audience by 30 percent; **RADIO Marca**, the first sports theme radio, equally integrated in the **Corporación Radiofónica de ONDA CERO,** passed the threshold of 100,000 listeners.


CORPORACIÓN RADIOFÓNICA ONDA CERO
(ONDA CERO RADIO CORPORATION)
TOTAL → 3.145.000 oyentes
TOTAL → 3,145,000 listeners
2.097.000
797.000
155.000
100.000
15.000
FUENTE: EGM. Radio XXI 3ª OLA 2002
Source: 2002 3rd wave radio XXI EGM
Dirección de Marketing
Marketing Department







STABLE EMPLOYMENT AND COVERAGE OVER ALL THE TERRITORY

Eight hundred and sixty three workers, with an average age of 36, make up the regular staff of the **Corporación Radiofónica Onda Cero**, as at 31st December 2002. With over 80 percent stable employment (contracts for an indefinite time), this workforce is distributed among the nearly one hundred work centres that **ONDA CERO RADIO** manages all over Spain.

From **El Ejido** to **Vigo**, from **Gerona** to **Huelva**, passing through our two archipelagos and the two autonomous cities of **Ceuta** and **Melilla**, **Corporación Radiofónica de ONDA CERO's** coverage reaches the whole country in its different forms: **ONDA CERO RADIO**, **ONDA CERO Internacional**, **ONDA CERO-Onda Rambla**, **Europa FM**, **Radio Dance**, **RADIO Marca** and **Kiss FM**, totalling 286 frequencies.

Logically, with 42 frequencies, **Andalusia** is the Autonomous Community with the greatest **ONDA CERO** presence, followed by **Castilla and León** (37 frequencies), **Galicia** (33), the **Community of Valencia** (24) and the **Autonomous Community of Madrid** (23).


REGIONAL AREAS
SANTANDER
OVIEDO
BILBAO
SANTIAGO
PAMPLONA
LOGROÑO
VALLADOLID
ZARAGOZA
BARCELONA
MADRID
MERIDA
TOLEDO
VALENCIA
PALMA DE MALLORCA
MURCIA
SEVILLA
LAS PALMAS
CEUTA
MELILLA


LOCAL AREAS



ONDA CERO NEWS: CREDIBILITY

2002 has also been for **ONDA CERO RADIO** the greatest growth year for its News Services. Nearly 300 people are distributed among the Departments that the Network has all over Spain. To these can be added the correspondents in the main capitals of the world and, in a policy of synergies began in 2002, **Antena 3's** correspondents and special envoys.

During last year, **ONDA CERO's** green microphone, into which bulletins and News Programmes of all the events of interest to its listeners were reported each hour for 365 days a year, was not absent from a single incident in **Spain** or in the rest of the world.


ONDA
CER
R A D

ONDA CERO News (at 14:00 and at 20:00, from Monday to Friday), the **Weekend News** (Saturday and Sunday) and **La Brújula** (from 21:00 to 23:45) have become points of reference for radio audiences in **Spain** due to credibility. The **ONDA CERO News** programmes are listened to equally by both men and women, aged mainly between 35 and 44 (31 percent) and the middle classes (52.60 percent). And, of course, **ONDA CERO RADIO** is the network preferred by Spanish executives when searching for news.


ONDA
ERO
ADIO


ONDA
CE
R A D



PROTAGONISTAS: 30 YEARS OF RADIO HISTORY

A million and a half people connect daily to the **ONDA CERO Protagonistas** programme, directed and presented by **Luis del Olmo**. 30 years (more than 8,500 programmes as at 31 December 2002) of **Spanish** radio history. These numbers alone summarise the career of a unique professional and one of Spanish radio's most lively programmes.

During the six and a half hours of analysing current events, of good humour (the weekly slot of **El Jardín de los Bonsais** is still one of the most listened to on Spanish radio) and entertainment, from the point of view of diversity, **Luis del Olmo's Protagonistas** on **ONDA CERO** has the label of the best radio, a radio to which as many men as women switch on to. They are mainly between the ages of 35 and 44 and three quarters of them are from the middle to upper-middle classes.



The programme is in demand by nearly all the Spanish cities, where it is broadcast with an audience.







Herrera en la Onda: simply, Carlos Herrera

For the second year running, **Carlos Herrera**, defined by someone as "the best finished radio product in the last years", occupies (although it might be better to say revives for Spanish radio) the afternoons on **ONDA CERO**.

During the four best-produced hours on **Spanish** radio, **Herrera en la Onda** already having turned into one of the programmes of reference on the radio, **Carlos Herrera** tackles current events from different angles.

The listeners' participation, about which a book has already been produced, has given the most personality to the programme. The listeners have made **Carlos Herrera** and his colleagues laugh and cry, their intimate and humane vision of life giving the programme one of its most valued characteristics.

Listened to by more men than women and with nearly three quarters of the listeners being middle to upper-middle class, in its second season **Herrera en la Onda** has become an icon for the Spanish audience.







Radioestadio, Golden Antenna

In 2002, **ONDA CERO RADIO** accepted the challenge to transform its sports time. The radio professionals themselves, grouped together under the **Radio and Television Federation**, have recognised the sensible choice of the transformation by awarding the **2002 Golden Antenna** to the **Radioestadio** programme.

Using a different formula, maintained on microphone by **Javier Ares** and **Javier Ruiz Taboada** and with the essential co-operation of more than a hundred professionals all over **Spain**, backed up by the best sports commentators, **Radioestadio** has been increasing its audience and it has become the great radio alternative for weekend afternoon-evenings and on Tuesdays and Wednesdays in Europe.



Radioestadio is rounded off by the other sports slots, be they on the Network or of local and/or regional coverage; an obligatory reference point for fans all over **Spain**.







Antena 3



CONSOLIDATED ACCOUNTS. LEGAL DOCUMENTATION.

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

Deloitte & Touche

AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Shareholders of
Antena 3 de Televisión, S.A.:

We have audited the financial statements of ANTENA 3 DE TELEVISIÓN, S.A. comprising the balance sheet as of December 31, 2002, and the related statement of operations and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 financial statements. Our auditors' report dated March 21, 2002, on the 2001 financial statements contained an unqualified opinion.

As indicated in Notes 4-d and 7 to the financial statements referred to above, the Company has controlling interests in various companies. The financial statements referred to above do not reflect the increases in the value of the Company's investments in these companies which would result from fully consolidating the majority holdings and from accounting for the investments in associated companies by the equity method. The effect of applying these methods is included in Note 4-d.

In our opinion, the financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Antena 3 de Televisión, S.A. as of December 31, 2002, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

The accompanying management report for 2002 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2002. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under No. S0692

Luis Jiménez Guerrero
February 21, 2003

Deloitte Touche Tohmatsu

Deloitte & Touche España, S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, folio 188, sección 8, hoja M-54414. C.I.F.: B-79104469. Domicilio Social: Raimundo Fernández Villaverde, 65. 28003 Madrid.

Antena 3 de Televisión, S.A.

Balance Sheets as of December 31, 2002 and 2001 (Thousands of Euros)

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

ASSETS	2002	2001
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses	**53**	**180**
Intangible assets (Note 5)	**9.028**	**7.695**
Tangible fixed assets (Note 6)-	**104.244**	**111.481**
Land and structures	56.993	57.725
Plant	77.992	74.667
Other tangible fixed assets	67.255	62.019
Accumulated depreciation	(97.996)	(82.930)
Long-term investments (Note 7)	**237.909**	**61.274**
Treasury stock (Note 11)	**2.933**	**2.933**
Prepaid taxes (Note 15)	**4.184**	**5.498**
Total fixed and other noncurrent assets	**358.351**	**189.061**
DEFERRED CHARGES	**1.835**	**–**
CURRENT ASSETS:		
Inventories (Note 8)-	**288.662**	**309.393**
Program rights	235.702	242.589
Consumables and other inventories	5.721	5.545
Advances to suppliers	47.239	61.259
Accounts receivable-	**189.336**	**182.058**
Trade receivables for sales and services (Note 9)	127.114	132.490
Receivable from Group and associated companies (Note 10)	52.522	43.646
Taxes receivable (Note 15)	18.434	9.369
Sundry accounts receivable	5.677	8.498
Allowance for bad debts	(14.411)	(11.945)
Short-term investments (Note 4-g)	**23.875**	**26.726**
Cash	**3.957**	**21.444**
Accrual accounts	**1.620**	**981**
Total current assets	**507.450**	**540.602**
TOTAL ASSETS	**867.636**	**729.663**

The accompanying Notes 1 to 22 are an integral part of the consolidated balance sheet as of December 31, 2002.

SHAREHOLDER'S EQUITY AND LIABILITIES	2002	2001
SHAREHOLDERS' EQUITY (Note 11):		
Capital stock	166.668	166.668
Legal reserve	33.334	33.334
Reserve for treasury stock	2.933	2.933
Other reserves	277.026	257.437
Retained earnings	9.366	9.366
Income (Loss) for the year	(31.293)	39.416
Total shareholders' equity	458.034	509.154
LONG-TERM DEBT:		
Payable to credit institutions (Note 12)	125.371	–
Payable to Group and associated companies (Note 10)	3.999	5.381
Other accounts payable	673	1.274
Capital payments payable (Note 7)	120	120
Total long-term debt	130.163	6.775
CURRENT LIABILITIES:		
Payable to credit institutions (Note 12)	17.454	10
Trade accounts payable (Note 13)	129.729	127.618
Payable to Group and associated companies (Note 10)	31.603	24.804
Customer advances	1.906	2.405
Taxes payable (Note 15)	9.616	8.109
Compensation payable	8.251	5.750
Other nontrade payables	75	3.897
Other provisions (Note 14)	80.427	41.141
Accrual accounts	378	–
Total current liabilities	279.439	213.734
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	867.636	729.663

The accompanying Notes 1 to 22 are an integral part of the consolidated balance sheet as of December 31, 2002.

Antena 3 de Televisión, S.A.

Statements of operations for 2002 and 2001 (Thousands of Euros)

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

DEBIT	2002	2001
EXPENSES:		
Program and other amortization (Note 18)	269.447	237.355
Personnel expenses (Note 18)	95.882	92.192
Depreciation and amortization expense	19.351	16.780
Rent and fees (Note 18)	25.207	22.519
Variation in operating allowances	2.466	1.775
Other current operating expenses (Note 18)	87.298	85.932
Taxes other than income tax	907	2.149
	500.558	458.702
Operating income	**33.523**	**91.508**
Financial and similar expenses	3.502	2.141
Exchange losses	–	1.589
	3.502	3.730
Financial income	**1.144**	**338**
Income from ordinary activities	**34.667**	**91.846**
Losses on tangible fixed assets	217	130
Variation in investment valuation allowances (Note 7)	31.338	21.812
Extraordinary expenses (Notes 4-k and 18)	39.329	18.235
	70.884	40.177
Income before taxes	–	**57.530**
Corporate income tax (Note 15)	438	18.114
Income for the year	–	**39.416**

The accompanying Notes 1 to 22 are an integral part of the 2002 statement of operations.

CREDIT	2002	2001
REVENUES:		
Net revenues (Note 18)		
Advertising revenues	552.348	568.746
Sales discounts	(45.099)	(48.010)
	507.249	520.736
Other revenues	26.832	29.474
	534.081	550.210
Interest and similar revenues	3.651	4.068
Exchange gains	995	–
	4.646	4.068
Gains on disposals of intangible assets, tangible fixed assets and		
control portfolio	217	4.611
Extraordinary revenues	5.145	1.250
	5.362	5.861
Extraordinary loss	**65.522**	**34.316**
Loss before taxes	**30.855**	–
Loss for the year	**31.293**	–

The accompanying Notes 1 to 22 are an integral part of the 2002 statement of operations.

Antena 3 de Televisión, S.A.

Notes to 2002 Financial Statements

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

1. Company description

Antena 3 de Televisión, S.A. ("the Company") was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a concession for the indirect management of the television service, pursuant to a resolution of the Spanish Council of Ministers of August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders' Meeting resolved to change and extend the Company's corporate purpose, as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the concession for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal were the same as for the former concession, with the added obligation of commencing digital broadcasting on April 3, 2002. The Company made all the necessary investments to enable it to begin broadcasting on that date the Antena 3 de Televisión, S.A. signal pursuant to Royal Decree 2169/1998 which approved the Spanish Technical Plan for Terrestrial Digital Television.

In view of the business activity carried on the Company, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its net worth, financial position and results of operations. Accordingly, these notes to financial statements do not contain any specific disclosures relating to environmental issues.

2. Basis of presentation

The 2002 financial statements, which were prepared from the Company's accounting records, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Company's net worth, financial position and results of operations. These financial statements, which were prepared by the Company's directors, will be submitted for approval by the Shareholders' Meeting, and it is considered that they will be approved without any changes.

3. Proposed distribution of income

The Company's directors will propose to the Shareholders' Meeting that the loss for 2002 be charged to other reserves.

4. Valuation standards

The main valuation methods applied by the Company in preparing its financial statements for 2002, in accordance with the Spanish National Chart of Accounts, were as follows:

a) Start-up expenses

Start-up expenses, which relate to capital increase expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years. €127,000 of amortization of start-up expenses were charged to the statement of operations in 2002.

b) Intangible assets

This caption in the balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeably be used for several years. Most of these assets are amortized on a straight-line basis over five years. In the event of software obsolescence, the related allowances for decline in value are recorded or the asset is definitively retired.

c) Tangible fixed assets

Tangible fixed assets are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Company depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of estimated useful life
Structures	33
Plant	10 and 12.5
Computer hardware	5 and 10
Other fixtures	5, 10 and 12.5
Other tangible fixed and assets	6 and 10

d) Long-term investments

Long-term investments consist basically of unlisted securities, which are valued at the lower of cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of acquisition and still existing at year-end, net, where appropriate, of the required allowances for decline in value if cost is higher than fair value at year-end. The effect of applying consolidation principles would have been to reduce shareholders' equity as of December 31, 2002, by €188,000, to reduce the loss for the year by €1,256,000 and to increase assets by €50,264,000.

e) Treasury stock

The shares of treasury stock acquired by the Company without a capital reduction resolution having been adopted by the Shareholders' Meeting are valued at acquisition cost, net, where appropriate, of the allowances required to adjust this value to the underlying book value of the shares.

Also, in accordance with Article 79 of the revised Corporations Law, the Company has recorded a restricted reserve for an amount equal to the acquisition cost of the treasury stock. This reserve is included under the "Shareholders' Equity" caption in the accompanying balance sheet.

f) Inventories

Program rights

Rights and programs inventories are valued, based on their nature, as follows:

1. Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs billed by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production. The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the statement of operations and are included under the "Program Rights" caption in the balance sheet with a credit to the "Program and Other Amortization - Inclusion in Inventories" account in the statement of operations.

   Amortization of these programs is recorded under the "Program and Other Amortization" caption in the statement of operations on the basis of the number of showings, in accordance with the following percentages:

	Percentage of amortization
1st showing	70
2nd showing	25
Residual value	5

Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

The residual value of the series is recorded as an expense in the statement of operations on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full.

2 Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the "Program Rights – In-House Production and Production in Process" caption in the balance sheet. The cost of these programs is recorded under the "Program and Other Amortization" caption in the statement of operations at the time of the first showing.

3. Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Company. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the "Advances to Suppliers" caption in the balance sheet. The amortization of the rights is recorded in the statement of operations under the "Program and Other Amortization" caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

	Number of showings contracted		
FILMS	1	2	3 or more
1st showing	100%	50%	50%
2nd showing	–	50%	30%
3rd showing	–	–	20%

	Number of showings contracted	
SERIES	1	2 or more
1st showing	100%	50%
2nd showing	–	50%

4. Live broadcasting rights are recorded at cost. The cost of these rights is recorded as an expense under the "Program and Other Amortization" caption in the statement of operations at the time of broadcast of the event on which the rights were acquired.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the "Program and Other Amortization" caption in the statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

Allowances

The Company records allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Company operates. However, programs are used over several years (see Note 8).

g) Short-term investments

This caption includes short-term investments (mainly in fixed-income securities). The Company records these short-term investments for the amount effectively paid and for the unmatured accrued interest at year-end earned on these acquisitions. As of December 31, 2002, the Company had short-term deposits amounting to €21,787,000.

This caption also includes the holdings of Antena 3 de Televisión, S.A. in companies intended for realization or settlement at short term, which as of December 31, 2002, were recorded at their net asset value (€20,631,000), net of an allowance of the same amount to cover the risk associated in these investments. The data on the net worth position of these investees were obtained from the respective companies' unaudited financial statements as of December 31, 2002.

In addition, this caption includes €1,804,000 relating to the portion of the loan granted to Manga Films, S.A. maturing on November 29, 2003, which earns annual interest tied to Euribor. The Company records this loan at the amount effectively paid together with the related unmatured accrued interest at year-end.

h) Exchange differences

Fixed assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and the receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising an adjustment of foreign currency accounts receivable and payable to year-end exchange rates are recorded under the "Deferred Revenues" caption on the liability side of the balance sheet, unless exchange losses have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years. Negative differences are charged to income. Positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

i) Corporate income tax

The expense or revenue for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income.

In 2001 the Company started to be taxed on a consolidated basis with other Group companies (see Note 15).

In this connection, in calculating its corporate income tax, the Company observed the Spanish Accounting and Audit Institute (ICAC) Resolution of October 9, 1997, establishing the methods for the recording of corporate income tax at companies that file consolidated tax returns.

Prepaid taxes are only recognized as assets if their future realization is reasonably assured. For this purpose the Company observed the ICAC Resolution of March 15, 2002, establishing the methods for recording prepaid taxes.

j) Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

At present, the Company obtains basically advertising revenues, which are recorded in the statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Company records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of these rights are not taken to income until the rights are transferred.

k) Short-term provisions for contingencies and expenses

The Company records under the "Other Provisions" caption in the accompanying balance sheet the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Company, litigation, indemnity payments and outstanding obligations of undetermined amount, and to cover projected losses. These allowances are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises. This caption also includes the provisions required for losses of Group companies which exceed the book value of the related holdings. €28,477,000 were charged in this connection to the "Extraordinary Expenses" caption in the accompanying statement of operations for 2002 (see Note 18-g).

l) Severance costs

Under current labor regulations, the Company is required to pay severance to employees terminated under certain conditions. The Company's directors consider that no terminations will take place in the near future and, accordingly, no provision has been recorded in this connection in the accompanying balance sheet as of December 31, 2002.

5. Intangible Assets

The transactions recorded in 2002 in intangible asset accounts and the related accumulated amortization are summarized as follows:

	Thousand of euros				
	Balance at 12/31/01	Additions or provisions	Retirements	Transfers	Balance at 12/31/02
Cost:					
Intellectual property	75	–	–	–	75
Audiovisual rights	–	16,000	(16,000)	–	–
Computer software	12,609	2,748	–	1,469	16,826
	12,684	18,748	(16,000)	1,469	16,901
Accumulated amortization:					
Intellectual property	(75)	–	–	–	(75)
Computer software	(4,914)	(2,439)	–	(445)	(7,798)
	(4,989)	(2,439)	–	(445)	(7,873)
Total	**7,695**				**9,028**

When Antena 3 de Televisión, S.A. acquired the 2002 Soccer World Cup broadcasting rights, it also acquired a preferential option on rights for the free-to-air TV broadcasting in Spain of the 2006 Soccer World Cup. The Company valued this option at €16,000,000 on the basis of an analysis reviewed by an independent expert. Subsequently, in 2002 the Company decided to sell this option to Corporación Admira Media, S.A., Sole-Shareholder Company, for the same amount.

As of December 31, 2002, the cost and accumulated amortization of the fully amortized intangible assets currently being used by the Company amounted to €107,563.

6. Tangible fixed assets

The transactions recorded in 2002 in tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of euros				
	Balance at 12/31/01	Additions or provisions	Retirements or reductions	Transfers	Balance at 12/31/02
Cost:					
Land and structures	57,725	764	–	(1,496)	56,993
Plant	74,667	2,187	(301)	1,439	77,992
Computer hardware	19,090	4,354	(1,124)	(1,099)	21,221
Other fixtures and tangible fixed assets	42,295	3,230	(385)	321	45,461
Construction in progress	634	573	–	(634)	573
	194,411	11,108	(1,810)	(1,469)	202,240
Accumulated depreciation:					
Structures	(10,753)	(1,652)	–	126	(12,279)
Plant	(39,181)	(7,624)	113	18	(46,674)
Computer hardware	(8,654)	(3,740)	838	393	(11,163)
Other fixtures and tangible fixed assets	(24,342)	(3,769)	323	(92)	(27,880)
	(82,930)	(16,785)	1,274	445	(97,996)
Total	**111,481**				**104,244**

As of December 31, 2002, the cost and accumulated depreciation of the fully depreciated assets being used by the Company amounted to €23,095,536.

The Company takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

7. Long-term investments

The transactions recorded in 2002 in the "Long-Term Investments" accounts and in the related allowances are summarized as follows:

	Thousands of euros			
	Balance at 12/31/01	Additions or provisions	Retirements or reductions	Balance at 12/31/02
Investments in Group companies-				
Antena 3 Directo, S.A.	18,138	–	–	18,138
Movierecord Cine, S.A.	18,006	–	–	18,006
Inversiones Valores Inmuebles, S.L.	8,752	782	–	9,534
Antena 3 Interactiva, S.A.	8,415	–	(8,415)	–
Antena 3 Producciones, S.A.	6,343	–	–	6,343
Battres Comunicación Alternativa, S.A.U.	3,652	–	(3,652)	–
Antena 3 Iniciativas Comerciales, S.A.	3,516	–	(3,516)	
Antena 3 Temática, S.A.	2,784	–	–	2,784
Compunet Servicios Telemáticos, S.A.	2,404	–	–	2,404
Megatrix, S.A.	2,250	–	–	2,250
Ensueño Films, S.L.	1,804	–	–	1,804
Antena 3 International, Inc.	1,676	–	–	1,676
Traherpa, S.L.U.	1,275	–	(1,275)	–
Antena 3 Castilla y León, S.A.	1,260	–	–	1,260
Farmaplanning, S.L.	606	–	(606)	–
Publicidad 3, S.A.	505	–	–	505
Antena 3 Perú, S.A.	364	2,764	–	3,128
Nova Televisió, S.A.	245	–	–	245
Licencias e Imagen, S.A.U.	90	–	(90)	–
Guadiana Producciones, S.A.U.	66	–	–	66
Antena 3 Editorial, S.A.	60	–	–	60
Todotoys, S.L.	3,142	–	(3,142)	–
Total investments in Group companies	85,353	3,546	(20,696)	68,203
Investments in associated companies-				
Canal Factoría de Ficción, S.A.	240	–	–	240
Total investments in associated companies	240	–	–	240
Other investments-				
Canal Satélite Digital, S.L.	10,020	1,125	–	11,145
T.V.I. Televisão Independente, S.A.	2,016	–	–	2,016
Media Park, S.A.	1,142	–	–	1,142
Usandizaga Canal y Asociados, S.A.	541	–	(541)	–
Total other investments	13,719	1,125	(541)	14,303
Long-term guarantees	135	2	–	137
Long-term loans	3,606	204,808	(902)	207,512
Investment valuation allowance	(41,779)	(31,338)	20,631	(52,486)
Total	**61,274**	**177,526**	**(1,508)**	**237,909**

The variation of €31,338,000 in the investment valuation allowance is recorded under the "Variation in Investment Valuation Allowances" caption in the accompanying statement of operations.

The Group companies and information thereon are as follows:

			Thousands of euros					
Company	Location	Line of Business	% of Ownership	Capital	Reserves	Shareholders' contributions	Income (loss) for the year	Extraordinary income (loss)
Publicidad 3, S.A.	Madrid	Advertising	100%	60	(320)	468	(23,074)	(31,534)
Antena 3 Editorial, S.A.	Madrid	Management of rights	100%	60	376	–	607	39
Antena 3 International, Inc.	U.S.A.	Portfolio company	100%	2,321	(1,839)	–	(b)	(b)
Antena 3 Perú, S.A.	Peru	Television	100%	3,016	(264)	–	(12)	(1)
Antena 3 Directo, S.A.	Madrid	TV home shopping	100%	17,580	(2,693)	–	(9,961)	(11,643)
Antena 3 Castilla y León, S.A.	Madrid	Audiovisual productions	60%	2,100	(627)	–	(28)	10
Antena 3 Temática, S.A.	Madrid	Audiovisual productions	100%	998	1,231	–	146	159
Antena 3 Interactiva, S.A.	Madrid	Internet	100%	8,415	(9,541)	–	(2,508)	(1,222)
Antena 3 Producciones, S.A.	Peru	Audiovisual productions	100%	2,922	193	–	227	99
Nova Televisió, S.A.	P. Mallorca	Audiovisual productions	51%	481	292	–	108	(1)
Movierecord Cine, S.A.	Madrid	Advertising in cinemas	100%	801	5,513	–	(3,788)	211
Megatrix, S.A.	Madrid	Audiovisual productions	100%	2,250	(1,324)	–	98	(1)
Ensueño Films, S.L.	Madrid	Audiovisual productions	100%	1,804	(345)	–	(1,263)	3
Inversiones Valores Inmuebles, S.L.	Madrid	Portfolio company	92,35%	5	(2)	–	(608)	(598)
Compunet Servicios Telemáticos, S.A. (a)	Madrid	Internet	20%	6	(728)	–	(214)	12
Guadiana Producciones, S.A.	Madrid	Production, distribution and screening	100%	60	1,036	–	72	–
Licencias e Imagen, S.A.	Madrid	Merchandising	100%	60	110	–	(407)	(2)

(a) The Company owns indirect holdings of 14% through Traherpa, S.L. and of 60.95% through Inversiones de Valores Inmuebles, S.L.

(b) Information not available.

The associated company and information thereon are as follows:

			Thousands of euros					
Company	Location	Line of business	% of ownership	Capital stock and additional paid-in capital	Reserves	Income for the year	Extraordinay income	Capital payments payable
Canal Factoría de Ficción, S.A	Madrid	Production of fiction programs	40%	600	(a)	(a)	(a)	120

(a) Information not available.

The other investees of the Company and information thereon are as follows:

Company	Location	Line of business	% of ownership	Thousands of euros		
				Capital and additional paid-in capital	Reserves	Income (loss) for the year
T.V.I. Televisão Independente, S.A.	Lisboa	Television	0.001%	65,810	(a)	(a)
Canal Satélite Digital, S.L.	Madrid	Digital television	2.25%	(a)	(a)	(a)
Media Park, S.A.	Barcelona	Theme park	0.94%	45,245	27,237	(27,913)

(a) Information not available.

The information on Antena 3 Directo, S.A., Antena 3 Castilla y León, S.A., Antena 3 Temática, S.A., Nova Televisió, S.A., Antena 3 Interactiva, S.A., Publicidad 3, S.A., Megatrix, S.A., Antena 3 Producciones, S.A., and Movierecord Cine, S.A. was obtained from the audited financial statements as of December 31, 2002.

None of Antena 3 de Televisión, S.A.'s investees is listed on Spanish or foreign stock exchanges.

On April 9, 2002, the Shareholders' Meeting of Canal Satélite Digital, S.L. resolved to increase capital by €49,999,793. Based on Antena 3 Televisión, S.A.'s ownership interest in this company, the amount disbursed was €1,125,000.

On July 12, 2002, the Company converted the loan of €2,764,000 granted to Antena 3 Perú into capital.

On September 14, 2002, the capital increase of €31,800,000 at Media Park, S.A. was subscribed in full; however, since Antena 3 de Televisión, S.A. did not subscribe to any shares, its ownership interest in this company was reduced to 0.94%.

On October 9, 2002, the resolution to dissolve Farmaplanning, S.L. with the transfer en bloc of its assets and liabilities to Antena 3 Televisión, S.A. was recorded in a public deed. The gain of €126,000 obtained on this transaction is recorded under the "Gains on Disposals of Intangible Assets, Tangible Fixed Assets and Control Portfolio" caption in the accompanying statement of operations.

On October 29, 2002, the Company exercised its purchase option on 568 shares of Inversiones en Valores Inmuebles, S.L., thereby increasing its ownership interest in this company to 92.35%. This company in turn owns 66% of the capital of Compunet Servicios Telemáticos, S.L.

In 2002, after consecutive capital increases at TVI-Televisão Independiente, S.A. that were not subscribed by Antena 3 de Televisión, S.A., the Company's ownership interest in this company was reduced to 0.00152%.

In 2002 the Company resolved to realize or settle at short term its investments in Antena 3 Iniciativas Comerciales, S.A., Antena 3 Interactiva, S.A., Battres Comunicación Alternativa, S.A., Todotoys, S.L., Licencias e Imágenes, S.A.U., Traherpa, S.L. and Usandizaga Canal y Asociados, S.A. The holdings in these companies are recorded under the "Short-Term Investments" caption in the accompanying balance sheet at their net asset value, net of the allowance to cover the risk of Antena 3 Televisión, S.A.'s investments in the related investees (see Note 4-g).

On December 29, 2000, Antena 3 de Televisión, S.A. granted Manga Films, S.L. a short-term loan of €18,030,363. In 2001 the loan agreement was renegotiated and Antena 3 de Televisión, S.A. accepted partial repayment of the loan through the transfer by Manga Films, S.L. of the public copying and communication rights on various feature films for a total price €13,522,772. For the remaining portion of the loan, it was decided to grant a five-year extension, i.e. through November 29, 2006, with annual repayments of €901,518. The interest payable by Manga Films, S.L. will be calculated based on the loan principal at a rate tied to Euribor. This caption includes the portion of the loan which matures at over one year.

On September 10, 2002, a purchase and sale and loan transfer agreement was recorded in a public deed, effective January 1, 2002 for accounting purposes. This agreement enabled Publicidad 3, S.A. (a wholly-owned investee of Antena 3 de Televisión, S.A.) to acquire from Grupo Admira Media, S.A. (now Telefónica de Contenidos, S.A., Sole-Shareholder Company) all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. The goodwill arising from this transaction in relation to these two companies amounted to €146,624,393 and is being amortized by Publicidad 3, S.A. on a straight-line basis over 20 years.

In 2003 the Company approved the grant of a new participating loan to support the operations of these subsidiaries (see Note 20).

The Company has granted a ten-year loan of €233,000,000 to Publicidad 3, S.A. to enable it to meet its obligations under the purchase and sale and loan transfer agreement relating to Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. As of December 31, 2002, €204,724,000 had been drawn down against this loan.

8. Inventories

The detail of the balance of this caption in the balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Program rights, net-	
Rights on outside productions	176,182
In-house productions and programs in process	77,677
Sports broadcasting rights	3,214
Allowance for inventory obsolescence	(21,371)
	235,702
Consumables and other-	
Dubbing, sound tracks and titles	2,943
Other materials	2,778
	5,721
Advances to suppliers	**47,239**
Total Inventories	**288,662**

The "Advances to Suppliers" caption in the accompanying balance sheet as of December 31, 2002, includes basically prepayments in connection with commitments to purchase sports broadcasting rights and rights on outside productions.

At 2002 year-end the Company had commitments, mainly for the purchase of audiovisual property rights, amounting to €157,500,000.

It is estimated that €134,655,000 of rights on in-house and outside productions will be amortized in 2003 (see Note 4-f).

9. Trade receivables

The balance of this caption in the balance sheet as of December 31, 2002, is made up of the following accounts, which were grouped together for presentation purposes:

	Thousands of euros
Trade receivables for sales	118,316
Barter trade receivables	8,023
Trade notes receivable	775
Total	**127,114**

10. BALANCES AND TRANSACTIONS WITH GROUP AND ASSOCIATED COMPANIES

The detail of the balances of the "Receivable from Group and Associated Companies" and "Payable to Group and Associated Companies" captions on the asset and liability sides, respectively, of the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousand of euros					
	Short-term receivables			Short-term payables		
	Operating receivables	Short-term loans	Receivable from group and associated companies	Short-term payables	Operating payables	Payable to group and associated companies
Group companies:						
Nova Televisió, S.A.	30	–	30		(157)	(157)
Antena 3 Editorial, S.A.	–		–	(1,209)	–	(1,209)
Antena 3 International, Inc.	5	–	5	–	(16)	(16)
Antena 3 Perú, S.A.	44		44	–	–	–
Antena 3 Directo, S.A.	238	6,913	7,151	(772)	(86)	(858)
Guadiana Producciones, S.A.	27	439	466	–	(248)	(248)
Gestión de Telecomunicaciones 2000, S.L.	–	305	305	(3)	–	(3)
Antena 3 Castilla y León, S.A.	542	190	732	–	(440)	(440)
Antena 3 Producciones, S.A.	–	2,469	2,469	–	–	–
Antena 3 Iniciativas Comerciales, S.A.	–	–	–	(1,221)	–	(1,221)
Antena 3 Interactiva, S.A.	–	5,430	5,430	(680)	–	(680)
Antena 3 Temática, S.A.U.	349	188	537	(402)	(73)	(475)
Arbatax Emisiones Audiovisuales, S.A.	–	92	92	–	(9)	(9)
Movierecord Cine, S.A.	19	4,381	4,400	(933)	(1,011)	(1,944)
Megatrix, S.A.	126	5,213	5,339	–	(1,699)	(1,699)
Megamundi, S.A.	181	–	181		–	–
Licencias e Imagen, S.A.	66	398	464	(75)	(54)	(129)
Ensueño Films, S.L.	–	5,581	5,581	(362)	–	(362)
Battres Comunicación Alternativa, S.A.	–	1,031	1,031	(62)	–	(62)
Inversiones Valores Inmuebles, S.L.	–	4	4	(31)	–	(31)
Compunet Servicios Telemáticos, S.A.	3	1,154	1,157	(39)	–	(39)
Publicidad 3, S.A.	2,037	545	2,582	(4,669)	–	(4,669)
Productora de Televisión de Aragón, S.A.U.	–	–	–	(1)	(520)	(521)
Trading Team, S.A.	–	502	502	–	–	–
Traherpa, S.L.U.	–	–	–	(252)	–	(252)
Todotoys, S.A.	–	486	486	–	–	–
Uniprex, S.A.	48	6,456	6,504	–	(78)	(78)
Associated and related companies:						
Canal Factoría de Ficción, S.A.	1,175	–	1,175	–	–	–
T.V.I. Televisão Independente, S.A.	485	–	485	–	–	–
Media Park, S.A.	11	–	11	–	(35)	(35)
Telefónica, S.A. (a)	54	–	54	–	(13)	(13)
Lola Films, S.A.(a)	692	–	692	–	(2,884)	(2,884)
Famosos, Artistas, Músicos y Actores, S.A.	–	191	191	–	–	–
Gestión de Medios Audiovisuales de Fútbol, S.L. (a)	–		–	–	(280)	(280)
DTS, Distribuidora de Televisión Digital, S.A. (a)	387	–	387	–	(6,905)	(6,905)
Playa de Madrid, S.A.	3	–	3	–	(315)	(315)
Telefónica Multimedia, S.A.C. (a)	10	–	10	–	–	–
Telefónica de España , S.A. (a)	125	–	125	–	(916)	(916)
Zeleris España, S.A.	–	–	–	–	(3)	(3)
Admira Sport, S.A.	–	–	–	–	(580)	(580)
Canal 11 Telefe	401	–	401	–	–	–
Telefónica Investigación y Desarrollo, S.A.U	–	–	–	–	(8)	(8)
Telefónica Servicios Audiovisuales, S.A.	5	–	5	–	(1,689)	(1,689)
Telefónica Servicios Móviles, S.A.	737	–	737	–	(543)	(543)
Telefónica Data España, S.A.	–	–	–	–	(126)	(126)
Grupo Admira Media Media, S.A.(a)	2,336	–	2,336	–	(674)	(674)
Telefónica Ingeniería de Seguridad, S.A.	–	–	–	–	(275)	(275)
Telefónica Sistemas	–	–	–	–	(8)	(8)
Audiovisual Sport, S.L	–	–	–	–	(314)	(314)
Gerencia Balear de Medios, S.A.	–	–	–	–	(149)	(149)
Terra Networks, S.A.	418	–	418	–	–	–
Fremantle Media (RTL Group)	–	–	–	–	(784)	(784)
Total	**10,554**	**41,968**	**52,522**	**(10,711)**	**(20,892)**	**(31,603)**

(a) Companies related through common shareholders.
(b) Loan granted in U.S. dollars.

The company also has long-term notes payable to Lola Films, S.A. amounting to €3,999,000 of which €2,496,000 nature in 2004 and €1,503,000 in 2005.

The loans granted to the group companies earn average interest tied to Euribor.

The detail of the transactions carried out in 2002 with the Group and associated companies is as follows:

	Thousands of euros			
	Sales	Financial revenues	Purchases of rights and other services	Financial expenses
Group companies:				
Nova Televisió, S.A.	3	–	269	–
Antena 3 Editorial, S.A.	–	–	–	29
Antena 3 Perú, S.A.	–	54	–	–
Famosos, Artistas, Músicos y Actores, S.A.	199	96	3,710	–
Antena 3 Directo, S.A.	957	103	61	–
Guadiana Producciones, S.A.	72	17	280	–
Gestión de Telecomunicaciones 2000, S.L.	–	2	–	–
Antena 3 Castilla y León, S.A.	801	11	1,293	–
Antena 3 Producciones, S.A.	–	86	–	–
Antena 3 Iniciativas Comerciales, S.A.	15	–	2	25
Antena 3 Interactiva, S.A.	54	195	438	–
Antena 3 Temática, S.A.U.	890	187	719	–
Arbatax Emisiones Audiovisuales, S.A.	–	45	8	–
Movierecord Cine, S.A.	260	97	2,754	–
Megatrix, S.A.	917	216	8,226	–
Level 51, S.L.	–	13	–	–
Licencias e Imagen, S.A.	212	5	42	–
Ensueño Films, S.L.	601	184	–	–
Battres Comunicación Alternativa, S.A.	–	46	–	–
Inversiones Valores Inmuebles, S.L.	–	–	–	–
Compunet Servicios Telemáticos, S.A.	2	44	11	–
Onda Cero Radio	–	49	–	–
Publicidad 3, S.A.	1,373	545	–	–
Trading Team, S.L.	–	2	–	–
Traherpa, S.L.U.	–	–	–	5
Todotoys, S.L.	–	7	–	–
Uniprex, S.A.	577	–	–	–
Associated and related companies:				
Canal Factoría de Ficción, S.A.	706	–	–	–
T.V.I. Televisão Independente, S.A.	1	–	–	–
Media Park, S.A.	17	–	276	–
Telefónica, S.A. (a)	57	–	12	–
Lola Films, S.A.(a)	565	–	1,243	–
Gestión de Medios Audiovisuales de Fútbol, S.L.	–	–	722	–
DTS, Distribuidora de Televisión Digital, S.A. (a)	2,581	–	49,947	–
Playa de Madrid, S.A.	163	–	1,088	–
Telefónica Multimedia, S.A.C. (a)	63	–		–
Telefónica de España , S.A. (a)	74	–	2,994	–
Zeleris España, S.A.	–	–	33	–
Admira Sport, S.A.	–	–	1,373	–
Canal 11 Telefe	3	–	20	–
Telefónica Investigación y Desarrollo, S.A.U.	–	–	45	–
Telefónica Servicios Audiovisuales, S.A.	13	–	5,016	–
Telefónica Servicios Móviles, S.A.	4,045	–	1,617	–
Telefónica Data España, S.A.	–	–	368	–
Grupo Admira Media Media, S.A.(a)	2,775	–	1,403	–
Telefónica Ingeniería de Seguridad, S.A.	–	–	272	–
Telefónica Sistemas	–	–	234	–
Audiovisual Sport, S.L	–	–	1,546	–
Gerencia Balear de Medios, S.A.	–	–	339	–
Canal Satélite Digital, S.L.	–	–	7	–
Terra Networks España, S.A.	447	–	–	–
Atento Telecomunicaciones España	–	–	50	–
ZZJ, S.A.	–	–	210	–
RTL Televisión	7	–	2	–
Fremantle Media (RTL Group)	–	–	5,258	–
TOTAL	**18,450**	**2,004**	**91,888**	**59**

(a) Companies related through common shareholders.

The balances with the related company DTS Distribuidora de Televisión Digital, S.A. relate to the sale of thematic channels and the acquisition of audiovisual rights to broadcast free-to-air TV.

The balances with Telefónica Servicios Audiovisuales, S.A. relate to the provision of signal transmission and news production services.

11. Shareholders' equity

The transactions recorded under this caption in the accompanying balance sheet as of December 31, 2002, are summarized as follows:

	Thousands of euros						
	Capital stock	Legal reserve	Reserve for Treasury stock	Other reserves	Retained earnings	Dividends	Income for the year
Balances at December 31, 2001	166,668	33,334	2,933	257,437	9,366	–	39,416
Distribution of 2001 income	–	–	–	19,589	–	19,827	(39,416)
Distribution of dividends	–	–	–	–	–	(19,827)	–
2002 loss	–	–	–	–	–	–	(31,293)
Balances at December 31, 2002	**166,668**	**33,334**	**2,933**	**277,026**	**9,366**	–	**(31,293)**

Capital stock

The Company's capital stock as of December 31, 2002, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights.

The companies or corporate groups with an ownership interest of 5% or more in the capital stock of Antena 3 de Televisión S.A. are as follows:

	Percentage of ownership
Telefónica de Contenidos, S.A.	47.52
Banco Santander Central Hispano, S.A.	17.41
Macame, S.A. (Banco Santander Central Hispano Group)	12.79
RTL Group Communications S.L.U.	17.27
Other shareholders	5.01
	100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other reserves

The "Other Reserves" account includes restricted reserves of €281,141 relating to the "Reserve for the Adjustment of Capital Stock to Euros".

Reserve for treasury stock

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the treasury stock held by the Company. Also, the par value of the treasury stock cannot exceed 10% of the Company's capital stock and the shares in question must be fully paid in.

As of December 31, 2002, the total cost of the shares of treasury stock amounted to €2,933,000 and related to 1,444,500 shares of €1 par value each.

12. Payable to credit institutions

The breakdown of the balances of these captions on the liability side of the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousands of euros		
	Limit	**Balance drawn down at short term**	**Balance drawn down at long term**
Syndicated loan	140,000	15,550	124,450
Syndicated credit line	90,000	–	–
Credit lines	16,010	–	–
Demand deposit overdrafts	–	1,741	–
Accrued interest payable	–	163	921
	246,010	**17,454**	**125,371**

On October 28, 2002, Antena 3 de Televisión, S.A. arranged a syndicated loan and a syndicated credit line with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. held by Grupo Admira Media, S.A., Sole-Shareholder Company (now Telefónica de Contenidos, S.A., Sole-Shareholder Company). The loan amounts to €140,000,000 and the limit of the credit line is €90,000,000. As of December 31, 2002, the Company had not drawn down any amount against this credit line, which is secured by the Company's assets.

The agreement under which the loan and credit line were arranged established certain financial and operating conditions to be met by Antena 3 de Televisión S.A. The Company's directors consider that as of December 31, 2002, the Company was meeting all these conditions.

The interest rate on this credit line is tied to EURIBOR plus a spread. There is also a fixed annual fee payable on the loan in addition to various fees paid by the Company at the date the credit line was arranged. The fees payable at over one year are recorded under the "Deferred Charges" caption in the accompanying balance sheet.

The interest rates paid by the Company in 2002 on the loans and credit facilities with credit institutions are mainly tied to Euribor plus a spread ranging from 0.1% to 1%.

13. Trade accounts payable

The detail of the balance of this caption in the balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Payable to suppliers	102,705
Payable for unreceived invoices	25,506
Barter payables	1,518
	129,729

14. Other provisions

The detail of the balance of the "Other Provisions" caption on the liability side of the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Other short-term provisions for contingencies and expenses	57,547
Trade discounts payable	22,880
Total	**80,427**

15. Tax matters

The detail of the balances of the "Prepaid Taxes", "Taxes Receivable" and "Taxes Payable" captions on the asset and liability sides, respectively, of the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Long term-	
Prepaid taxes	4,184
Short tem-	
Prepaid taxes	4,879
2002 corporate income tax asset	9,726
Other taxes receivable	3,829
	18,434
Total taxes receivable	**22,618**
Personal income tax withholdings payable	2,011
VAT payable	5,888
Accrued social security taxes payable	1,717
Total taxes payable	**9,616**

In accordance with Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid tax authorities of its decision to file consolidated tax returns indefinitely provided that the requirements established in Article 81 of this Law are met and it does not decide to cease to apply the consolidated tax regime (Law 24/2001).

The filing of consolidated tax returns gives rise to reciprocal intercompany balances, due to the offset of the losses incurred by certain companies against the income earned by other Group companies. These balances are recorded in the "Payable to Group Companies Due to Tax Effect" and "Receivable from Group Companies Due to Tax Effect" accounts, as appropriate.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the 2002 loss per books to the tax loss for corporate income tax purposes is as follows:

	Thousands of euros	
	Tax base	Tax charge
2002 loss before taxes	(30,855)	(10,799)
Permanent differences-		
Increases	9,066	3,173
Permanent difference due to consolidation	50,271	17,595
Total permanent differences	59,337	20,768
Tax credits	–	(9,531)
Adjusted result per books	28,482	438
Timing differences:		
Increases-		
Arising in the years	8,969	3,139
Decreases-		
Arising in prior years	(16,255)	(5,689)
Total timing differences	(7,286)	(2,550)
Tax base and net tax payable	**21,196**	**(2,112)**
2002 tax prepayments		(195)
Tax charge payable		**(2,307)**
Tax assets taken by Group companies		**(7,419)**
Corporate income tax asset		**(9,726)**

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the "Prepaid Income Taxes" ("Deferred Income Taxes") account, arose as a result of the following timing differences:

	Thousand of euros
Prepaid income tax:	
Portfolio provision	4,066
Provision for contingencies and expenses	1,923
Provision for operating bad debts	1,875
Provision for in-house productions	1,107
Provision for outside productions	92
Total	**9,063**

Based on the estimate made by the Company's directors of when future income will arise to enable the offset and use of these prepaid taxes, €4,184,703 were recorded under the "Fixed and Other Noncurrent Assets – Prepaid Taxes" caption and the remainder under the "Current Assets - Taxes Receivable" caption.

On March 20, 2002 the Spanish Accounting and Audit Institute (ICAC) published a resolution establishing that whenever it is certain that tax losses will be recovered at short term, companies can recognize the tax assets earned in the year, thereby reducing the corporate income tax expense by the amount of these tax assets.

In 2002, in accordance with this resolution, the Company recognized the tax assets earned during the year and those earned in 2001 that had not yet been recognized, the detail being as follows:

Year	Thousand of euros
2001	2,213
2002	7,318

The Company has 1999, 2000 and 2001 for VAT and personal income tax withholdings and the years since 1998 for corporate income tax open for review by the tax inspection authorities. The Company's directors do not expect any material liabilities that would affect the financial statements to arise in the event of an inspection of the open years.

16. Other guarantee commitments to third parties and other contingent liabilities

a) Guarantee commitments to third parties

The detail of the guarantees provided by the Company to financial institutions for third parties is as follows:

	Thousands of euros
Group and associated companies	22,370
Other guarantees	17,747
Total	**40,117**

As of December 31, 2002, the guarantees provided for associated companies included basically the guarantee provided by the Company for Gestora de Medios Audiovisuales Fútbol, S.L. and Audiovisual Sport, S.L. amounting to €5,229,000 and €10,123,000, respectively, in connection with the normal operations of these companies.

The Company's directors consider that the unforeseen liabilities, if any, as of December 31, 2002, that might arise from the guarantees provided would not be material.

b) Other contingent liabilities

As of December 31, 2002, the only significant litigation pending was that relating to the complaint filed by various rights management entities amounting to €15,000,000. The Court of First Instance of San Sebastián de los Reyes found for the plaintiffs and the Company appealed against the decision of this Court.

The Company's directors and their legal advisers do not expect any material liabilities to arise in addition to those already recorded from the outcome of the lawsuits in progress.

17. Foreign currency balances and transactions

a) Foreign currency balances

The breakdown, by currency, of the equivalent euro value Company's debts reflected on the liability side of the accompanying balance sheet as of December 31, 2002, is as follows:

Currency	Thousands of euros Trade accounts payable
U.S. dollars	44,886
Other currencies	104
Total	**44,990**

b) Foreign currency transactions

The foreign currency transactions in 2002 related mainly to transactions denominated in U.S. dollars; their equivalent euro values translated at the average exchange rates for the year being as follows:

	Thousands of euros	
	U.S. Dollars	Other currencies
Sales	2,458	–
Purchases and other expenses	90,690	930
Total	**93,148**	**930**

18. Revenues and expenses

a) Net revenues

Most of the Company's sales are made in Spain.

b) Program and other amortization

The detail of the "Program and Other Amortization" caption in 2002 is as follows:

	Thousands of euros
Broadcasting of in-house productions	123,246
Outside production services	105,013
Program broadcasting rights	112,169
Performances of and contributions by entertainers	11,115
Others supplies	12,145
Live broadcasting rights	34,205
Addition to inventories	(128,446)
Total	**269,447**

The "Addition to Inventories" account reflects the external expenses incurred in making programs. In accordance with the Company's procedures, these expenses are capitalized and subsequently amortized by the method described in Note 4-f.

c) Personnel expenses

The breakdown of the personnel expenses in 2002 is as follows:

	Thousands of euros
Wages and salaries	76,884
Social security costs and other employee welfare expenses	16,842
Other personnel expenses	2,156
Total	**95,882**

The average number of employees in 2002, by category, was as follows:

Professional category	Number of employees
Senior management	24
Operations and programs personnel	1,167
Commercial personnel	189
Management personnel	192
Interns	34
Specific-project contracts	289
Total	**1,895**

d) Rent and fees

The "Rent and Fees" caption in the accompanying 2002 statement of operations includes, inter alia and as the most significant item, the amounts paid to Ente Público Retevisión as fees for the distribution of the audiovisual signal.

e) Other current operating expenses

The breakdown of the balance of this caption in the 2002 statement of income is as follows:

	Thousand of euros
Work performed by other companies	14,385
Copyright	15,244
Communications	9,001
Advertising and publicity	7,370
Other expenses	41,298
Total	**87,298**

f) Fees and other amounts paid to auditors

In 2002 the fees for financial audit services provided to Antena 3 de Televisión, S.A. and subsidiaries by the main auditor and entities related thereto amounted to €261,672, which included €150,256 for services provided to Antena 3 de Televisión, S.A. The fees for the same services relating to other auditors participating in the audit of various Group companies amounted to €59,731.

In 2002 the fees for other professional services provided to the Group companies by the main auditor and entities related thereto totaled €536,760, which related in full to services provided to Antena 3 de Televisión, S.A. The fees for the same services provided by other auditors participating in the audit of various Group companies amounted to €9,946.

g) Extraordinary expenses

The breakdown of this caption in the 2002 statement of operations is as follows:

	Thousands of euros
Period short-term provision for contingencies and expenses (Note 4-k)	28,477
Other extraordinary expenses	10,852
Total	**39,329**

19. Directors' compensation and other benefits

The compensation earned in 2002 by the former and current directors for salaries and attendance fees amounted to €584,000.

The Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

20. Subsequent events

On January 7, 2003, the Spanish National Securities Market Commission (CNMV) was notified of the acquisition by the Telefónica Group company Corporación Admira Media, S.A.U. of 19,532,625 Company shares from Banco Santander Central Hispano, S.A., representing 11.719% of the capital stock of Antena 3 de Televisión, S.A. Once the transfer of these shares has been formalized, the Telefónica Group will own 59.229% of the capital stock of Antena 3 de Televisión, S.A.

Antena 3 de Televisión, S.A. increased the ten-year participating loan granted to Uniprex, S.A. to €67 million.

21. Statements of changes in financial position for 2002 and 2001

Following are the 2002 and 2001 statements of changes in financial position:

	Thousand of euros	
Application of funds	**2002**	**2001**
Dividends distributed	19,827	–
Fixed asset additions-		
Intangible assets	18,748	2,318
Tangible fixed assets	11,108	12,805
Long-term investments-		
Investments in group, associated		
and other companies	4,671	23,834
Guarantees and deposits	204,810	2
Long-term loans	–	3,606
Repayment or transfe to shot term of		
long–term debt-		
Other accounts payable	601	1,130
Payable to group and associated companies	1,382	–
TOTAL FUNDS APPLIED	**261,147**	**43,695**
FUNDS OBTAINED IN EXCESS OF FUNDS		
APPLIED (INCREASE IN WORKING CAPITAL)	**–**	**42,182**
TOTAL	**261,147**	**85,877**

	Thousands of euros	
Source of funds	**2002**	**2001**
Funds obtained from operations	19,396	73,527
Fixed asset disposals-		
Intangible assets	16,000	
Tangible fixed assets	536	219
Long-term investments-		
Investments in Group,		
associated and other companies	606	4,808
Transfer to short term of		
long-term loans	902	–
Transfers to shot term of prepaid taxes	1,314	1,942
Long-term debt-		
Payable to group and associated companies	–	5,381
Payable to credit institutions	123,536	–
TOTAL FUNDS OBTAINED	**162,290**	**85,877**
FUNDS APPLIED IN EXCESS OF FUNDS		
OBTAINED (DECREASE IN WORKING CAPITAL)	**98,857**	**–**
TOTAL	**261,147**	**85,877**

	Thousands of euros			
	2002		2001	
Variation in working capital	Increase	Decrease	Increase	Decrease
Inventories	–	20,731	14,605	–
Accounts receivable	7,278	–	–	19,322
Short-term investments	–	2,851	8,551	–
Cash	–	17,487	10,949	–
Accrual accounts	639	–	–	3,482
Current liabilities		65,705	30,881	–
TOTAL	**7,917**	**106,774**	**64,986**	**22,804**
VARIATION IN WORKING CAPITAL	**–**	**98,857**	**42,182**	**–**

The breakdown of the funds obtained from operations is as follows:

	Thousands of euros	
	2002	2001
Income (loss) for the year	(31,293)	39,416
Add-		
Depreciation and amortization expense	19,351	16,780
Period provision for investment securities and		
treasury stock	31,338	31,916
Losses on tangible fixed assets	217	130
Less-		
Gains on control portfolio disposals	–	(4,447)
Gains on tangible fixed asset disposals	(217)	(164)
Reversal of provision for investment securities	–	(10,104)
Funds obtained from operations	**19,396**	**73,527**

22. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Translation of a reports originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Business performance and situation of the Company

Net sales fell by 2.5% from €520 million in 2001 to €507 million in 2002, due largely to the negative situation of the advertising market.

Similarly, income from ordinary activities fell from €92 million in 2001 to €33 million in 2002 and the Company reported a loss after taxes of €31 million, after recording net extraordinary expenses of €66 million.

In 2002 the Spanish television industry scored a first in its history, when a private television network assumed responsibility for broadcasting the Soccer World Cup held in Korea and successfully met this challenge, after a major effort in production and programming, gaining the acknowledgement of viewers and specialist commentators alike..

Significant events subsequent to year-end

The Law accompanying the General State Budget Law for 2003 included amendments to the legislation applicable to private television networks, which, for the purposes of this report, included most notably the elimination of the ceiling on a shareholder's ownership interest in a single concession-holder.

In January 2003 the Telefónica Group increased its investment in Antena 3 de Televisión, S.A. through the acquisition of shares representing 11.72% of the latter's capital stock hitherto owned by the BSCH Group. At the date of preparation of this report, the Telefónica Group owned 59.23% of the capital stock of Antena 3 de Televisión, S.A.

Outlook for the Company

In 2002 the advertising market evolved as predicted, closely reflecting the general economic slowdown that had been forecast. At the same time, the public-sector television networks stepped up their efforts for commercial viability and made a determined effort to increase their share of advertising expenditure, frustrating the private networks' expectations.

From a global viewpoint, the television industry is undergoing a major upheaval, which has mainly affected pay-TV operators and the new terrestrial digital TV projects, most of which have been frozen, although it should not be forgotten that measures are being taken to merge the satellite-based pay-TV platforms.

The fact that there has been no increase in the number of competitors in the industry cannot be interpreted as an unexpected advantage, but rather it must be seen as further explicit and conclusive evidence of a market environment so tough that it can, by its very nature, put a stop to all these new operators' plans for development.

As regards terrestrial digital TV, and as required by law, A3TV started digital broadcasting on April 3, 2002.

It must once again be pointed out that there is no possibility of obtaining any return on this significant additional expense either now or in the immediate and foreseeable future, since there are practically no receivers capable of capturing the digital signals and, as a result, no current or even potential audience to justify new revenue expectations.

Accordingly, the same rationale has been applied in structuring the digital broadcasting contents, which at the moment are confined to repeating the analog signal, as the only way of avoiding the addition of costs of a second programming grid specifically for terrestrial digital TV to the unavoidable new costs of TDT transmission and broadcasting.

Research and development activities

A3TV is continuing with the research, implementation and development of its technological adaptation projects for the full digitization and integration of all its equipment.

Treasury stock acquisitions

In 2002 no transactions involving shares of treasury stock were performed.



Consolidated Financial Statements

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte & Touche

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Antena 3 de Televisión, S.A.:

We have audited the consolidated financial statements of ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES comprising the consolidated balance sheet as of December 31, 2002, and the related consolidated statement of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require an examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the consolidated balance sheet and consolidated statement of operations, the figures for 2001. Our opinion refers only to the 2002 consolidated financial statements. Our auditors' report dated March 21, 2002, on the 2001 consolidated financial statements contained an unqualified opinion.

In our opinion, the consolidated financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Antena 3 de Televisión, S.A. and Subsidiaries as of December 31, 2002, and of the results of their operations in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

The accompanying consolidated management report for 2002 contains the explanations which the Parent Company's directors consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2002. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Group's accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under No. S0692.

Luis Jiménez Guerrero

February 21, 2003

Deloitte
Touche
Tohmatsu

Deloitte & Touche España, S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, folio 188, sección 8, hoja M-54414. C.I.F.: B-79104469. Domicilio Social: Raimundo Fernández Villaverde, 65. 28003 Madrid.

Antena 3 de Televisión, S.A. and Subsidiaries

Consolidated balance sheets as of December 31, 2002 and 2001 (Thousands of euros)

Translation of reports and consolidated financial statements originally issued in Spanish and prepared accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

ASSETS	2002	2001
FIXED AND OTHER NONCURRENT ASSETS:		
Star-up expenses (Note 4-c)	**21,678**	**1,431**
Intangible assets (Note 6)	**15,323**	**14,551**
Tangible fixed assets (Note 7)	**137,412**	**127,106**
Land and structures	64,226	60,907
Plant	149,280	117,144
Other tangible fixed assets	50,609	39,090
Accumulated depreciation	(126,703)	(90,035)
Long-term investments (Note 8)	**21,448**	**12,418**
Parent Company shares	**2,933**	**2,933**
Prepaid taxes (Note 17)	**7,183**	**5,498**
Total fixed and other noncurrent assets	**205,976**	**163,937**
CONSOLIDATION GOODWILL (Note 5)	**144,743**	**24,913**
DEFERRED CHARGES	**1,847**	**12**
CURRENT ASSETS:		
Inventories (Note 9)-	**304,950**	**317,568**
Program rights	246,083	244,737
Consumables and other inventories	11,425	11,525
Advances to suppliers	47,442	61,306
Accounts receivable-	**221,158**	**195,003**
Trade receivables (Note 10)	185,956	164,797
Receivable from Group, associated and related companies (Note 11)	14,160	22,721
Taxes receivable (Note 17)	30,100	12,257
Sundry accounts receivable	11,575	10,143
Allowance for bad debts (Note 19)	(20,633)	(14,915)
Short-term investments	**28,220**	**27,689**
Cash	**7,471**	**23,805**
Accrual accounts	**3,535**	**3,827**
Total current assets	**565,334**	**567,892**
TOTAL ASSETS	**917,900**	**756,754**

The accompanying Notes 1 to 23 are an integral part of the consolidated balance sheet as December 31, 2002.

SHAREHOLDERS' EQUITY AND LIABILITIES	2002	2001
SHAREHOLDERS' EQUITY (Note 12):		
Capital stock	**166,668**	**166,668**
Legal reserve	**33,334**	**33,334**
Other reserves	**277,026**	**257,437**
Reserve for treasury stock	**2,933**	**2,933**
Reserves at fully consolidated companies	**(775)**	**(8,804)**
Retained earnings	**9,366**	**9,366**
Translation differences	**(669)**	**187**
Income (loss) attributable to the Parent Company-	**(30,037)**	**48,053**
Consolidated income (loss)	(29,907)	48,005
Income (loss) attributed to minority interests	(130)	48
Total shareholders' equity	**457,846**	**509,174**
MINORITY INTERESTS (Note 13)	**1,989**	**1,745**
DEFERRED REVENUES	**–**	**1**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**18**	**282**
LONG-TERM DEBT:		
Payable to credit institutions (Note 14)	**128,721**	**3,062**
Other payables	**744**	**1,604**
Payable to Group, associated and related companies (Note 11)	**3,999**	**5,381**
Capital payments payable (Note 8)	**120**	**120**
Total long-term debt	**133,583**	**10,167**
CURRENT LIABILITIES:		
Payable to credit institutions (Note 14)	**21,724**	**2,645**
Trade accounts payable (Note 15)	**168,106**	**151,436**
Payable to Group, associated and related companies (Note 11)	**45,769**	**12,066**
Customer advances	**2,090**	**2,664**
Taxes payable (Note 17)	**12,304**	**10,238**
Other nontrade payables	**10,285**	**15,278**
Other provisions (Note 16)	**63,469**	**39,559**
Accrual accounts	**717**	**1,499**
Total current liabilities	**324,464**	**235,385**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**917,900**	**756,754**

The accompanying Notes 1 to 23 are an integral part of the consolidated balance sheet as December 31, 2002.

Antena 3 de Televisión, S.A. and Subsidiaries

2002 and 2001 Consolidated Statements of operations (Thousands of euros)

Translation of reports and consolidated financial statements originally issued in Spanish and prepared accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

DEBIT	2002	2001
EXPENSES:		
Program amortization and other supplies (Note 20)	308,627	232,256
Personnel expenses (Note 20)	141,123	118,399
Depreciation and amortization expense	28,131	20,967
Variation in operating allowances	6,050	3,541
Rent and fees (Note 20)	40,335	25,766
Other current operating expenses (Note 20)	130,291	146,272
Taxes other than income tax	1,263	3,088
	655,820	550,289
Operating income	**14,832**	**85,789**
Financial and similar expenses	7,449	2,510
Exchange losses	29	2,733
	7,478	5,243
Amortization of goodwill	14,568	7,881
Income from ordinary activities	–	**75,334**
Losses on intangible assets and tangible fixed assets	1,628	629
Variation in investment valuation allowances (Note 8)	1,650	1,453
Prior years' extraordinary expenses and losses	45,041	21,787
	48,319	23,869
Consolidated income before taxes	–	**61,703**
Corporate income tax (Note 17)	(15,590)	13,698
Consolidated income for the year	–	**48,005**
Income attributed to minority interests	130	–
Income for the year attributed to the Parent Company	–	**48,053**

The accompanying Notes 1 to 23 are an integral part of the 2002 consolidated statement of operations.

CREDIT	2002	2001
REVENUES:		
Net revenues (Note 20)-		
Sales	697,890	644,928
Sales discounts	(61,202)	(60,562)
	636,688	584,366
Increase in merchandise inventories	–	530
Other revenues	33,964	51,182
	670,652	636,078
Interest and similar revenues	2,176	2,659
Exchange gains	1,137	10
	3,313	2,669
Financial loss	**4,165**	**2,574**
Loss on ordinary activities	**3,901**	–
Gains on intangible assets and tangible fixed assets	247	4,611
Extraordinary revenues	6,476	5,627
	6,723	10,238
Extraordinary loss	**41,596**	**13,631**
Consolidated loss before taxes	**45,497**	–
Consolidated loss for the year	**29,907**	–
Loss attributed to minority interests	–	**48**
Loss for the year attributed to the Parent Company	**30,037**	–

The accompanying Notes 1 to 23 are an integral part of the 2002 consolidated statement of operations.

Translation of reports and consolidated financial statements originally issued in Spanish and prepared accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

1. Description of the companies

Antena 3 de Televisión, S.A., the Group's Parent Company, was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a concession for the indirect management of the television service, pursuant to a resolution of the Spanish Council of Ministers of August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders' Meeting resolved to change and extend the Company's corporate purpose, as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the concession for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal were the same as for the former concession, with the added obligation of commencing digital broadcasting on April 3, 2002. The Company made all the necessary investments to enable it to begin broadcasting on that date the Antena 3 de Televisión, S.A. signal pursuant to Royal Decree 2169/1998 which approved the Spanish Technical Plan for Terrestrial Digital Television.

The other Group companies mainly carry on business activities relating to the production, copying and broadcasting of sounds and images, and TV and Internet home shopping (see Note 2).

In view of the business activities carried on by the companies, they do not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to the net worth, financial position and results of operations of the corporate Group. Accordingly, these notes to consolidated financial statements do not contain any specific disclosures relating to environmental issues.

2. SUBSIDIARIES

The consolidated subsidiaries are as follows:

Corporate name	Location	Year of incorporation	Line of business	Owner company	%
Publicidad 3, S.A.	Madrid	1982	Advertising	Antena 3 de Televisión, S.A.	100
Uniprex, S.A.(a)	Madrid	1967	Radio broadcasting services	Publicidad 3, S.A.	100
Cadena Voz, S.A.(a)	Madrid	1994	Radio broadcasting services	Publicidad 3, S.A.	100
Antena 3 Editorial, S.A.	Madrid	1990	Management of rights	Antena 3 de Televisión, S.A.	100
Antena 3 Perú, S.A.	Lima (Peru)	1995	Television	Antena 3 de Televisión, S.A.	100
Antena 3 Directo, S.A.	Madrid	1994	TV home shopping	Antena 3 de Televisión, S.A.	100
Guadiana Producciones, S.A.	Madrid	1994	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Antena 3 Temática, S.A.	Madrid	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Antena 3 Producciones, S.A.	Lima (Peru)	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Nova Televisió, S.A.	Mallorca	1991	Audiovisual productions	Antena 3 de Televisión, S.A.	51
Movierecord Cine, S.A.	Madrid	1966	Advertising in	Antena 3 de Televisión, S.A.	100
			cinemas		
Antena 3 Castilla-León, S.A.	Valladolid	1993	Audiovisual productions	Antena 3 de Televisión, S.A.	60
Inversiones Valores Inmuebles, S.L	Barcelona	1987	Portgolio company	Antena 3 de Televisión, S.A.	84.6
Compunet Servicios Telemáticos, S.A.	Madrid	1976	Internet	Inversiones Valores Inmuebles, S.L.	66
		1996		Antena 3 de Televisión, S.A.	20
A3D Chile Holdings, S.A.	Santiago de Chile	2001	Portfolio company	Antena 3 Directo, S.A.	99.9
A3D Chile, S.A.	Santiago de Chile	2001	TV home shopping	A3D Chile Holdings, S.A.	69.93
Trading Team, S.L.	Lisboa	2001	TV home shopping	Antena 3 Directo, S.A.	80
Ensueño Films, S.L.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Megatrix, S.A.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100

(a) Companies included in the scope of consolidation in 2002 as a result of their acquisition in that year.

Holdings in certain other companies were not consolidated in 2002 either because they are not jointly managed and influence is not exercised over them or, although jointly managed, their operations in 2002 were not material. The effect of the exclusion from consolidation of these holdings on the 2002 consolidated financial statements was not material.

The main holdings not included in the scope of consolidation are as follows:

Corporate name	Location	Line of business	Owner company	%
Group companies-				
Licencias e Imagen, S.A.	Madrid	Merchandising	Antena 3 de Televisión, S.A.	100
Productora de Televisión de Aragón, S.A. (a)	Zaragoza	Inactive	Publicidad 3, S.A.	100
Grupo Universal Emisoras				
Radio Amanecer, S.A.	Madrid	Radio station	Uniprex, S.A.	100
Corporación Radiofónica Castilla León, S.A.	Valladolid	Radio station	Uniprex, S.A.	50
Digimedia, S.A.(a)	Madrid	Sale of audiovisual technology	Antena 3 Interactiva, S.A.	100
Arbatax Emisiones Audiovisuales,S.A.(a)	Madrid	Audiovisual productions	Antena 3 Temática,S.A.	100
Antena 3 Iniciativas Comerciales, S.A.(a)	Madrid	TV sales management	Antena 3 de Televisión, S.A.	100
Antena 3 Interactiva, S.A.(a)	Madrid	Internet	Antena 3 de Televisión, S.A.	100
Battres Comunicación Alternativa, S.A.(a)	Valencia	Organization and management of events	Antena 3 de Televisión,S.A.	100
Gestión de Telecomunicaciones 2000, S.L.(a)	Madrid	Audiovisual productions	Antena 3 Temática, S.A.	100
Sprayette, S.A.(a)	Buenos Aires			
	(Argentina)	TV home shopping	Antena 3 Directo, S.A.	71
Traherpa, S.L.(a)	Madrid	Transportation of products	Antena 3 de Televisión, S.A.	100
Antena 3 International, Inc.	Miami			
	(USA)	Portfolio company	Antena 3 de Televisión, S.A.	100
Associated companies-				
Onda Cero Ramblas, S.L.	Barcelona	Radio station	Uniprex, S.A.	40
Canal Factoría de Ficción, S.A.	Madrid	Production of fiction programs	Antena 3 de Televisión, S.A.	40
Other holdings-				
Media Park, S.A.	Barcelona	Theme park	Antena 3 de Televisión, S.A.	0.94
T.V.I. Televisão Independiente, S.A.	Lisbon	Television	Antena 3 de Televisión, S.A.	0.001
Canal Satélite Digital, S.L.	Madrid	Digital television	Antena 3 de Televisión, S.A.	2.25

(a) Companies excluded from the consolidated Group as a January 1, 2002, since they were in the process of being liquidated or dissolved. The contributions of these companies to consolidated results are recorded at their net realizable value under the "Extraordinary Expenses" caption in the accompanying consolidated statement of operations.

3. Basis of presentation of the consolidated financial statements

a) True and fair view

The 2002 consolidated financial statements, which were prepared from the accounting records of Antena 3 de Televisión, S.A. and its consolidated subsidiaries (listed in Note 2), are presented in accordance with Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements and, accordingly, give a true and fair view of the Group's net worth, financial position and results of operations at that date.

The consolidated financial statements and the individual financial statements of the Group companies for 2002, which were prepared by the respective companies' directors, will be submitted for approval by the related Shareholders' Meetings, and it is considered that they will be approved without any changes.

b) Comparative information

Certain items in the 2002 consolidated financial statements are presented using classification methods which differ from those applied in 2001. Had these items been reclassified in the 2002 consolidated statement of operations, in order to better reflect the business activities actually performed, the captions that would have changed are as follows:

	Euros
Program amortization and other supplies	237,355
Intangible asset amortization expense	1,588

c) Consolidation principles

The companies over which Antena 3 de Televisión, S.A. exercises effective control by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were fully consolidated; where appropriate, the companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are accounted for by the equity method (see Notes 2 and 8).

All material accounts and transactions between the fully consolidated companies were eliminated in consolidation.

The equity of third parties in the capital stock, reserves and results of the fully consolidated companies is presented under the "Minority Interests" caption in the accompanying consolidated balance sheet.

The consolidated financial statements do not include the tax effect of transferring the reserves of the consolidated subsidiaries to the Parent Company's accounts, since it is considered that no reserves not taxed at source will be transferred and that these reserves will be used as self-financing resources by the respective consolidated subsidiaries.

4. Valuation standards

The main valuation methods applied by the Group in preparing its consolidated financial statements for 2002 were as follows:

a) Consolidation goodwill

The 2002 consolidated financial statements include consolidation goodwill, net of the related accumulated amortization, arising as a result of the positive consolidation difference between the amounts paid for the acquisition of the shares of fully consolidated subsidiaries and their underlying book value.

The goodwill is amortized over the periods in which it is considered that it will contribute to the obtainment of income by the Group.

The detail of the amounts originally recorded under the "Consolidation Goodwill" caption is as follows:

Company	Year acquired	Initial goodwill (Thousands of euros)	Percentage acquired	Amortization period (years)
Antena 3 Directo, S.A.	1999	600	40	5
Movierecord Cine, S.A.	1999	15,399	100	5
Inversiones Valores Inmuebles, S.L.	2000	7,962	77	3
Compunet Servicios Telemáticos, S.A.	2000	2,413	70.82	3
Sprayette, S.A.	2000	9,036	71	10
Inversiones Valores Inmuebles, S.L.	2001	782	7.60	3
Traherpa, S.A.	2001	959	100	3
Trading Team, S.A.	2001	753	76	4
Antena 3D Chile, S.A.	2001	653	70	5
Uniprex, S.A	2002	137,077	100	20
Cadena Voz de Radiodifusión, S.A.	2002	9,545	100	20

As a result of an analysis performed by Company management regarding certain companies' ability to contribute to Group income, in 2002 accelerated amortization totaling €3,980,000 was taken on goodwill relating to Inversiones Valores Inmuebles, S.L. and Compunet Servicios Telemáticos, S.A., and this amount is recorded under the "Extraordinary Expenses" caption in the 2002 consolidated statement of operations (see Note 5).

b) Translation methods (year-end exchange rate method)

The financial statements of the subsidiaries abroad were translated to euros at the exchange rates ruling at year-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.

2. Income-statement items, which were translated at the average exchange rates for the year.

The exchange differences arising from application of these methods are included under the "Shareholders' Equity - Translation Differences" caption in the accompanying consolidated balance sheet (see Note 12).

c) Start-up expenses

Start-up expenses, which relate mainly to capital increase and preoperating expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years.

This caption also includes the amount paid under the agreement with the Radio Blanca Group for the creation of a new radio network in 2002. The Parent Company cooperates in the management of this network by contributing technical resources, bearing certain expenses and managing the commercial areas. The Company also guarantees to Radio Blanca the obtainment of given billing figures based on the audience obtained by the new network. As consideration for this agreement, the Company obtains a percentage of the revenues of this network, which since 2002 is being allocated to income over the ten-year term of the agreement.

Based on projections, the directors of the Parent Company consider that the economic terms and conditions of this agreement will enable this asset to be recovered.

d) Intangible assets

Concessions, patents and trademarks

This account includes mainly the cost assigned to the radio broadcasting administrative concessions acquired from the Rueda de Emisoras Rato corporate group by Uniprex, S.A. and the cost of the other concessions this company has been acquiring since 1990. This cost is being amortized on a straight-line basis over ten years.

Other intangible assets

The remainder of the balance under this caption in the accompanying consolidated balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeable be used for several years. Most of these assets are amortized on a straight-line basis over a maximum period of five years. In the event of software obsolescence, the related allowances for decline in value are recorded or the asset is definitively retired.

e) Tangible fixed assets

Tangible fixed assets are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of estimated useful life
Structures	33
Plant and machinery	10 and 12.5
Other fixtures and tools	5, 10 and 12.5
Furniture	10
Computer hardware	5 to 10
Transport equipment and other tangible fixed assets	6 and 10

f) Long-term investments

The long-term investments composing the long-term investment securities portfolio included under the "Long-Term Investments" caption on the asset side of the accompanying consolidated balance sheet as of December 31, 2002, are carried at cost.

Antena 3 de Televisión, S.A. and its subsidiaries record the appropriate investment valuation allowances if cost is higher than market value. Market value is taken to be the underlying book value of the holdings. The long-term investment valuation provision charged to the 2002 consolidated statement of operations amounted to €1,650,000, and this amount was recorded in the "Variation in Investment Valuation Allowances" account in the 2002 consolidated statement of operations.

These investments were made mainly by Antena 3 de Televisión, S.A., which, as indicated in Note 2, does not present consolidated financial statements with all its investees. The increases or decreases in value of the holdings in nonconsolidated investees that would arise from application of consolidation principles would not be material.

g) Parent Company shares

The Parent Company shares acquired without a capital reduction resolution having been adopted by the Parent Company's Shareholders' Meeting are valued at acquisition cost, net, where appropriate, of the allowances required to adjust this value to the underlying book value of the shares.

Also, in accordance with Article 79 of the revised Corporations Law, the Group has recorded a restricted reserve for an amount equal to the acquisition cost of Parent Company shares. This reserve is included under the "Shareholders' Equity" caption in the accompanying consolidated balance sheet.

h) Inventories

Program rights

Rights and program inventories are valued, based on their nature, as follows:

1. Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs billed by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production.

   The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the consolidated statement of operations and are included under the "Program Rights" caption with a credit to the "Inclusion in Inventories" account under the "Program Amortization and Other Supplies" caption in the accompanying consolidated statement of operations.

   Amortization of these programs is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations on the basis of the number of showings, in accordance with the following percentages:

	Percentage of amortization
1st showing	70
2nd showing	25
Residual value	5

   Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

   The residual value of the series is recorded as an expense in the consolidated statement of operations on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full.

2. Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the "Program Rights – In-House Production and Production in Process" caption in the consolidated balance sheet. The cost of these programs is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations at the time of the first showing.

3. Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Group. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the "Advances to Suppliers" caption in the consolidated balance sheet. The amortization of the rights is recorded in the consolidated statement of operations under the "Program Amortization and Other Supplies" caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

FILMS	Number of showings contracted		
	1	2	3 or more
1st showing	100%	50%	50%
2nd showing	–	50%	30%
3rd showing	–	–	20%

SERIES	Number of showings contracted	
	1	2 or more
1st showing	100%	50%
2nd showing	–	50%

4. The Group's thematic television channels include rights acquired from third parties and programs produced for showing or sale and are valued at acquisition cost and production cost, respectively.

These channels and rights are amortized as follows:

a. In-house productions: 50% when the first showing is broadcast. Subsequent showings of the programs take place over a period of approximately three months and 40% of the cost is allocated to the consolidated statement of operations after the end of the third month from the date of the first showing. The effect on the consolidated statement of operations for the year with respect to the first straight-line allocation of the cost in the aforementioned three-month period is not material. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

b. In-house documentary productions: 90% when the first showing is broadcast. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

c. Documentaries acquired from third parties: Amortization is recorded on the basis of the number of showings contracted.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

Allowances

The Group records provisions to allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights.

The Group records the appropriate allowances for the decline in value of the rest of its inventories to reduce them to realizable value.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Group operates. However, programs are used over several years (see Note 9).

i) Short-term investments

This caption includes short-term investments (mainly in fixed-income securities). The Group records these short-term investments for the amount effectively paid and for the unmatured accrued interest at year-end earned on these acquisitions. As of December 31, 2002, the Group had short-term deposits amounting to €23,438,000.

This caption also includes holdings in companies intended for realization or settlement at short term, which as of December 31, 2002, were recorded at their net asset value (€25,869,000), net of an allowance of the same amount to cover the risk of Antena 3 Televisión S.A.'s investment in these companies. The data on the net worth position of these investees were obtained from the respective companies' unaudited financial statements as of December 31, 2002.

j) Exchange differences

Fixed assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and the receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising on adjustment of foreign currency accounts receivable and payable to year-end exchange rates are recorded under the "Deferred Revenues" caption on the liability side of the accompanying consolidated balance sheet, unless exchange losses have been charged to income in prior years, in which case the positive differences are credited to period income up to the limit of the net negative differences charged to income in prior years. Negative differences are charged to income. The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

k) Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of the book income before taxes of each Group company, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax credits are recorded as a reduction of the corporate income tax expense for the year. The Group records on the asset and liability sides of the consolidated balance sheet the timing differences giving rise to prepaid and deferred taxes in the individual tax returns of the consolidated companies (see Note 17).

In 2001 the Group started to be taxed on a consolidated basis. Antena 3 de Televisión, S.A. is the Parent Company of this consolidated tax group (see Note 17).

l) Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the consolidated companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

The consolidated companies, mainly the Parent Company, obtain basically advertising revenues, which are recognized in the consolidated statement of operations when the advertising spot is broadcast.

TV home shopping revenues

These revenues are recorded in the consolidated statement of operations at the time when title to the goods sold is transferred.

Thematic television channel revenues

Two types of revenues are currently obtained from thematic television channels:

1. Revenues from subscribers to the thematic channel signal are recorded each month in the consolidated statement of operations based on the contractual agreements established with the signal distribution platforms if there is an established minimum number of subscribers. If a minimum number of subscribers is not established or the number of subscribers is above the established minimum, revenues are estimated based on projected business plans. Every month the signal distribution platforms report on the billable number of subscribers and the Group adjusts its revenue estimate, although the adjustment is never material with respect to the final amount to be billed.

2. Revenues from advertising on the thematic television channel are recorded in the consolidated statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Group records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of broadcasting rights are not taken to income until the rights are transferred.

m) Provisions for contingencies and expenses

This caption in the accompanying consolidated balance sheet relates to the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Group, litigation, outstanding indemnity payments or obligations of undetermined amount, and for coverage of projected losses. These provisions are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises.

n) Severance costs

Under current labor regulations, the consolidated companies are required to pay severance to employees terminated under certain conditions. The consolidated companies' directors consider that no terminations will take place in the near future and, accordingly, no provision has been recorded in this connection in the accompanying consolidated balance sheet as of December 31, 2002.

5. Consolidation goodwill

The transactions recorded in 2002 under this caption are summarized as follows:

	Thousands of euros				
	Balance at 12/31/01	Additions	Exclusions from consolidation	Amortization	Balance at 12/31/02
Companies:					
Antena 3 Directo, S.A.	240	–	–	(120)	120
Movierecord Cine, S.A.	7,699	–	–	(3,079)	4,620
Inversiones Valores Inmuebles, S.L.	6,091	–	–	(6,091)	–
Compunet Servicios Telemáticos, S.A.	1,609	–	–	(1,609)	–
Sprayette, S.A.	7,982	–	(7,982)	–	–
Traherpa, S.A.	639	–	(639)	–	–
Antena 3D Chile, S.A.	653	–	–	(130)	523
Uniprex, S.A	–	137,077	–	(6,853)	130,224
Cadena Voz de Radiodifusión, S.A.	–	9,545	–	(477)	9,068
Trading Team, S.A.	–	376	–	(188)	188
Total	**24,913**	**146,998**	**(8,621)**	**(18,547)**	**144,743**

6. Intangible assets

The transactions recorded in 2002 in intangible asset accounts and the related accumulated amortization are summarized as follows:

	Thousands of euros					
	Balance at 12/31/01	Inclusion in/ exclusions from consolidation	Additions or provisions	Retirements or reductions	Transfers	Balance at 12/31/02
Cost:						
Research and development expenses	73	(73)	–	–	–	–
Concessions, patents and trademarks	36	30,512	600	(1)	–	31,147
Intellectual property	4,699	3,453	2,888	(8,830)	–	2,210
Audiovisual rights	–	–	16,000	(16,000)	–	–
Computer software	16,600	3,882	3,477	(182)	1,468	25,245
Rights on leased assets	439	647	112	–	(47)	1,151
Goodwill	72	–	–	(72)	–	–
	21,919	38,421	23,077	(25,085)	1,421	59,753
Accumulated amortization:						
Research and development expenses	(21)	21	–	–	–	–
Concessions, patents and trademarks	(15)	(29,595)	(322)	–	–	(29,932)
Intellectual property	(487)	(115)	(646)	1,036	–	(212)
Computer software	(6,673)	(2,987)	(3,142)	2	(445)	(13,245)
Goodwill	(72)	–	–	72	–	–
Rights on leased assets	(100)	(647)	(326)	–	32	(1,041)
	(7,368)	(33,323)	(4,436)	1,110	(413)	(44,430)
Total	**14,551**					**15,323**

When Antena 3 de Televisión, S.A. acquired the 2002 Soccer World Cup broadcasting rights, it also acquired a preferential option on rights for the free-to-air TV broadcasting in Spain of the 2006 Soccer World Cup. The Company valued this option at €16,000,000 on the basis of an analysis reviewed by an independent expert. Subsequently, in 2002 the Company decided to sell this option to Corporación Admira Media, S.A., Sole-Shareholder Company, for the same amount.

The cost or production value and accumulated amortization of the fully amortized intangible assets as of December 31, 2002, amounted to approximately €31,419,742.

7. TANGIBLE FIXED ASSETS

The transactions recorded in 2002 in tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of euros					
	Balance at 12/31/01	Inclusion in/ exclusions from consolidation	Additions or provisions	Retirements or reductions	Transfers	Balance at 12/31/02
Cost:						
Land and structures	60,907	4,274	877	(336)	(1,496)	64,226
Plant and machinery	80,916	13,960	5,498	(566)	1,439	101,247
Other fixtures and tools	36,228	7,714	5,216	(1,434)	309	48,033
	117,144	21,674	10,714	(2,000)	1,748	149,280
Furniture	11,774	2,581	1,284	(65)	13	15,587
Computer hardware	22,229	3,091	5,322	(1,549)	(1,067)	28,026
Transport equipment and other						
tangible fixed assets	4,260	1,785	577	(1,065)	15	5,572
Construction in progress	827	589	1,384	(742)	(634)	1,424
	217,141	33,994	20,158	(5,757)	(1,421)	264,115
Accumulated depreciation:						
Land and structures	(10,906)	(462)	(1,815)	56	127	(13,000)
Plant and machinery	(41,022)	(11,631)	(8,885)	209	18	(61,311)
Other fixtures and tools	(16,980)	(4,129)	(3,635)	1,429	(92)	(23,407)
	(68,908)	(16,222)	(14,335)	1,694	53	(97,718)
Furniture	(6,242)	(1,779)	(1,580)	2	–	(9,599)
Computer hardware	(10,418)	(1,238)	(4,635)	1,206	360	(14,725)
Transport equipment and other						
tangible fixed assets	(4,467)	(574)	(575)	955	–	(4,661)
	(90,035)	(19,813)	(21,125)	3,857	413	(126,703)
Total	**127,106**					**137,412**

As of December 31, 2002, the cost and accumulated depreciation of the fully depreciated tangible fixed assets being used by the Group amounted to €38,158,090.

The Group takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

8. Long-term investments

The transactions recorded in 2002 in "Long-Term Investments" accounts are summarized as follows:

	Thousands of euros				
	Balance at 12/31/01	Additions or provisions	Retirements or reductions	Inclusions in consolidation	Balance at 12/31/02
Investments in Group companies-					
Ensueño Films, S.L.(b)	1,803	–	–	(1,803)	–
Licencias e Imagen, S.A.(a)	90	–	(90)	–	–
Digimedia Extremadura, S.A.(a)	48	–	(48)	–	–
Servisord Networks, S.A.(c)	182	–	(182)	–	–
Megamundi, S.A.(a)	153	–	(153)	–	–
Todotoys, S.L.(a)	3,293	–	(3,293)	–	–
Trading Team , S.L.(b)	998	598	–	(1,596)	–
Antena 3 International, Inc.	1,676	–	–	–	1,676
Other investments in Group companies	-	11,337	–	–	11,337
Battres Canarias, S.A.(a)	60	–	(60)	–	–
	8,303	11,935	(3,826)	(3,399)	13,013
Investments in associated companies-					
Level 51, S.L.(c)	1,015	–	(1,015)	–	–
Onda Cero Ramblas, S.L.	–	2,104	–	–	2,104
Superdeporte ATZ, S.A.	30	–	–	–	30
Canal Factoría de Ficción, S.A.	240	–	–	–	240
	1,285	2,104	(1,015)	–	2,374
Other investments-					
Usandizaga, Canal y Asociados, S.A.(a)	541	–	(541)	–	–
T.V.I. Televisão Independiente, S.A.	2,016	–	–	–	2,016
Canal Satélite Digital, S.L.	10,020	1,125	–	–	11,145
Media Park, S.A.	1,142	–	–	–	1,142
Total other investments	13,719	1,125	(541)	–	14,303
Long-term guarantees and deposits	247	529	(144)		632
Long-term loans	3,606	116	(902)	–	2,820
Investment valuation allowance	(14,742)	(1,650)	4,698		(11,694)
Total	**12,418**				**21,448**

(a) These companies are presently being dissolved and, accordingly, their cost and related allowance have been reclassified to the "Short-Term Investments" caption.
(b) These companies were included inthe scope of consolidation in 2002.
(c) These companies were sold in 2002.

The net provision to the long-term investment valuation allowance charged to income in 2002 amounted to €1,650,000, and this amount was recorded under the "Variation in Investment Valuation Allowance" caption in the accompanying 2002 consolidated statement of operations.

The investees and information thereon as of December 31, 2002, are as follows:

	Thousands of euros				
COMPANY	% of ownership	Capital and additional paid-in capital	Reserves	Income (loss) for the year	Capital payments payable
Canal Superdeporte ATZ, S.A.	50%	60	191	(4)	–
Canal Factoría de Ficción, S.A.	40%	600	548	(a)	120
T.V.I. Televisão Independiente, S.A.	0.001%	65,810	(a)	(a)	–
Canal Satélite Digital, S.L.	2.25%	(a)	(a)	(a)	–
Media Park, S.A.	0.944%	45,245	27,237	(27,913)	–
Onda Cero Ramblas, S.L.	40%	601	580	291	–
Antena 3 International, Inc.	100%	2,321	(b)	(b)	–

(a) Information not available.
(b) Inactive companies.

The data on the net worth position of the Group companies and investees were obtained from the unaudited financial statements as of December 31, 2002.

None of the Group's investees is listed on Spanish or foreign stock exchanges.

9. Inventories

The detail of the balance of this caption in the consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Program rights, net-	
Rights on outside production	189,755
In-house productions and programs in process	77,680
Sports broadcasting rights	3,214
Allowance for inventory obsolescence	(24,566)
	246,083
Consumables and other-	
Dubbing, sound tracks and titles	2,944
Other materials	8,481
	11,425
Advances to suppliers	47,442
	304,950

The "Advances to Suppliers" caption in the accompanying consolidated balance sheet as of December 31, 2002, includes basically prepayments in connection with commitments to purchase outside production rights.

At the end of 2002 the Parent Company had commitments, mainly for the purchase of audiovisual property rights, amounting to €157,500,000.

It is estimated that €134,655,000 of rights on in-house and outside productions will be amortized in 2003 (see Note 4-h).

10. Trade receivables

The balance of this caption in the consolidated balance sheet as of December 31, 2002, is made up of the following accounts, which were grouped together for presentation purposes:

	Thousands of euros
Trade receivables for sales	176,131
Barter trade receivables	8,130
Trade notes receivable	1,330
Trade receivables for unissued invoices	365
Total	**185,956**

11. Balances and transactions with Group, associated and related companies

The detail of the balances of the "Receivable from Group, Associated and Related Companies" and "Payable to Group, Associated and Related Companies" captions on the asset and liability sides, respectively, of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros				
	Operating receivables	Short-term receivables	Total short-term receivables	Short-term payables	Long-term payables
Group companies:					
Antena 3 International, Inc.	5	–	5	(17)	–
Licencias e Imagen, S.A.	–	–	–	(116)	–
Traherpa, S.L.	–	–	–	(251)	–
Compañía Tres Mil Ochocientos, S.A.	4	–	4	(8)	–
Estaciones Radiofónicas de Aragón, S.A.	255	–	255	(878)	–
La Veu de Lleida, S.L.	19	–	19	(101)	–
Onda Cero, S.A.	569	40	609	(162)	–
Radio Noticias Noventa, S.A.	59	–	59	(261)	–
Radio Sistemas Radiofónicos Cinco, S.L.	23	–	23	(50)	–
Radio Tormes, S.A.	9	–	9	(43)	–
Sprayette, S.A.	3,348	–	3,348	–	–
Arbatax Emisiones Audiovisuales, S.A.	–	–	–	(100)	–
Grupo Universal Emisoras Radio Amanecer, S.A.	–	–	–	(42)	–
Ipar Onda, S.A.	–	–	–	(553)	–
Ondadit, S.L.	–	–	–	(21)	–
Productora de Aragón, S.A.	–	–	–	(522)	–
Radio Alamedilla, S.A.	–	–	–	(4)	–
Associated and related companies:					
Onda Cero Ramblas, S.L.	–	–	–	(9)	–
Canal Factoría de Ficción, S.A.	1,175	–	1,175	–	–
T.V.I. Televisão Independente, S.A.	485	–	485	–	–
Telefónica, S.A.	827	–	827	(13)	–
Telefactoring EFC, S.A.	–	–	–	(133)	–
Lola Films, S.A.	692	–	692	(2,885)	(3,999)
Gestora de Medios Audiovisuales de Fútbol, S.L.	–	–	–	(280)	–
DTS, Distribuidora de Televisión Digital, S.A.	816	–	816	(6,917)	–
Playa de Madrid, S.A.	3	–	3	(364)	–
Famosos, Artistas, Músicos y Actores, S.A.	22	191	213	(24)	–
Canal 11 Telefe	401	–	401	(394)	–
Telefónica Servicios Audiovisuales, S.A.	5	–	5	(1,832)	–
Telefónica Servicios Móviles, S.A.	1,166	–	1,166	(370)	–
Terra Network, S.A.	341	–	341	–	–
Telefónica Data España, S.A.	201	–	201	(1,492)	–
Telefónica de Contenidos, S.A.U..	2,479	–	2,479	(25,424)	–
Telefónica Ingeniería de Seguridad, S.A.	230	–	230	(275)	–
Telefónica Sport, S.A.	–	–	–	(580)	–
Audiovisual Sport, S.L.	–	–	–	(314)	–
Fremantle Media	–	–	–	(783)	–
Canal 37, S.A.	247	–	247	(138)	–
Other	548	–	548	(413)	–
TOTAL	**13,929**	**231**	**14,160**	**(45,769)**	**(3,999)**

As of December 31, 2002, the Group company Publicidad 3, S.A. had an account payable to Telefónica de Contenidos, S.A., Sole-Shareholder Company, relating to the deferred payment for the purchase of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. This payment will be made on September 10, 2003.

The detail of the transactions carried out in 2002 with the Group and associated companies is as follows:

	Thousands of euros			
	Sales	Financial revenues	Purchases, acquisition of rights and other services	Financial expenses
Group companies:				
Licencias e Imagen, S.A.	273	5	42	–
Traherpa, S.L.	–	–	–	5
Todotoys, S.L.		7	–	–
Antena 3 Iniciativas Comerciales, S.A	15	–	2	25
Antena 3 Interactiva, S.A.	54	197	438	–
Arbatax Emisiones Audiovisuales, S.A.	556	45	8	–
Battres Comunicación Altenativa, S.A.	–	46	–	–
Farmaplanning, S.L	–	–	–	14
Gestión Telecomunicaciones 2000, S.L.	–	2	722	–
Ipar Onda, S.A.	–	–	–	22
Radio Noticias Noventa, S.A.	90	–	–	–
Sprayette, S.A.	50	–	–	–
Associated and related companies:				
Canal Factoría de Ficción, S.A.	713	–	–	–
Onda Cero Ramblas, S.L.	740	–	–	–
T.V.I. Televisão Independente, S.A.	1	–	–	–
Media Park, S.A.	17	–	276	–
Telefónica, S.A.	57		12	–
Lola Films, S.A.	565	–	1,243	–
Terra Networks, S.A.	447	–	–	–
DTS, Distribuidora de Televisión Digital, S.A.	5,094	–	49,947	–
Playa de Madrid, S.A.	163	–	1,088	–
Telefónica Multimedia, S.A.C.	15	–	–	–
Telefónica de España , S.A.	351		2,994	–
Telfisa	–	–	–	112
Famosos, Artistas, Músicos y Actores,S.A.	199	96	3,710	–
Telefónica Investigación y Desarrollo, S.A.U	–	–	45	–
Canal 11 Telefe	3	–	19	–
Telefónica de Contenidos,S.A.	–	–	–	3,204
Telefónica Servicios Audiovisuales, S.A.	98		5,016	–
Telefónica Servicios Móviles, S.A.	4,045		1,890	–
Telefónica Data España, S.A.	84	–	368	–
Grupo Admira Media Media, S.A.U.	3,168	–	1,403	–
Telefónica Ingeniería de Seguridad, S.A.			272	–
Admira Sport, S.A.	–	–	1,373	–
Zeleris España, S.A.	–	–	33	–
RTL Televisión, S.A.	–	–	2	–
Corporación Radiofónica Castilla-La Mancha, S.A.	1,103	–	–	–
Corporación Radiofónica Castilla y León, S.A.	1,102	–	–	–
Corporación Radiofónica Murcia, S.A.	289	–	–	–
Telefónica Sistemas, S.A.	9	–	234	–
Audiovisual Sport, S.L.	–	–	1,546	–
Gerencia Balear de Medios,S.A.	–	–	339	–
Canal Satélite Digital, S.L.	–	–	7	–
Atento Telecomunicaciones España, S.A.	–	–	50	–
Fremantle Media	–	–	5,258	–
Gestión Servicios de Emergencia, S.A.	–	–	210	–
Total	**19,301**	**398**	**78,547**	**3,382**

The balances and transactions with the related company DTS Distribuidora de Televisión Digital, S.A. relate to the sale of thematic channels and the acquisition of audiovisual rights to broadcast free-to-air TV.

The balances and transactions with Telefónica Servicios Audiovisuales, S.A. relate to the provision of signal transmission and news production services.

12. Shareholders' equity

The transactions recorded in equity accounts in 2002 and the detail thereof as of December 31, 2002, are summarized as follows:

	Thousands of euros						
	Balance at 12/31/01	Distribution of of 2001 income	Divided distributed	Variation in translation differences	Changes in the scope of consolidation	2002 Loss	Balance at 12/31/02
Capital stock	166,668	–	–	–	–	–	166,668
Legal reserve	33,334	–	–	–	–	–	33,334
Reserve for treasury stock	2,933	–	–	–	–	–	2,933
Other reserves	257,437	19,589	–	–	–	–	277,026
Retained earnings	9,366	–	–	–	–	–	9,366
Reserves at fully consolidated companies	(8,804)	8,635	–	–	(606)	–	(775)
Dividends distributed	–	19,829	(19,829)	–	–	–	–
Translation differences	187	–	–	(1,462)	606	–	(669)
Income (loss) attributed to the Parent	48,053	(48,053)	–	–	–	(30,037)	(30,037)
Total	**509,174**	**0**	**(19,829)**	**(1,462)**	**0**	**(30,037)**	**457,846**

Capital stock of the Parent Company

The Parent Company's capital stock as of December 31, 2002, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights and their transfer is restricted under the terms provided for by the Private Television Law of May 3, 1988, and the Parent Company's bylaws.

The Parent Company's shareholder structure as of December 31, 2002, was as follows:

	Percentage of ownership
Telefónica de Contenidos, S.A.	47.52
Banco Santander Central Hispano, S.A.	17.41
Macame, S.A. (Banco Santander Central Hispano Group)	12.79
RTL Group Communications S.L.U.	17.27
Other shareholders	5.01
	100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other reserves

The "Other Reserves" account includes restricted reserves of €281,141 relating to the "Reserve for Adjustment of Capital Stock to Euros".

Reserve for Parent Company shares

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the shares of the Parent Company held by the Group. Also, the par value of the Parent Company shares owned by the Group cannot exceed 10% of the Parent Company's capital stock and the shares in question must be fully paid in.

As of December 31, 2002, the total cost of the Parent Company shares amounted to €2,932,813 and related to 1,444,500 shares of €1 par value each.

Reserves at fully consolidated companies

The detail, by consolidated company, of the balance of the "Reserves at Fully Consolidated Companies" caption as of December 31, 2002, is as follows:

	Thousands of euros
Nova Televisió, S.A.	(18)
Guadiana Producciones, S.A.	1,031
Antena 3 Editorial, S.A.	376
Antena 3 Producciones, S.A.	(2,392)
Antena 3 Perú, S.A.	(86)
Inversiones Valores Inmuebles, S.L	502
Compunet Servicios Telemáticos, S.A.	(712)
A3D Chile Holdings, S.A.	(66)
A3D Chile, S.A.	174
Other reserves of the Parent Company relating to changes in the scope	
of consolidation	416
Total	**(775)**

This caption includes the legal reserves of the subsidiaries amounting to approximately €965,000 as of December 31, 2002. These reserves are restricted.

Translation differences

The detail, by company, of the balance of the "Translation Differences" caption as of December 31, 2002, is as follows:

	Thousands of euros
Antena 3 Perú, S.A.	86
Antena 3 Producciones, S.A.	(302)
A3D Chile Holdings, S.A.	(349)
A3D Chile, S.A.	(104)
	(669)

13. Minority interests

The balance of this caption in the accompanying consolidated balance sheet relates to the equity of minority interests in the consolidated companies. Also, the balances of the "Income/Loss Attributed to Minority Interests" captions in the accompanying consolidated statement of operations reflect the equity of these minority interests in the income or loss for the year.

The detail of the balances of the "Minority Interests" and "Income/Loss Attributed to Minority Interests" captions as of December 31, 2002, is as follows:

	Thousands of euros					
	Balance at 12/31/01	Changes in the scope of consolidation	Adjustments to 2001 Income	Translation differences	2002 Income (loss)	Balance at 12/31/02
Nova Televisió, S.A.	339		40	–	53	432
Antena 3 Castilla y León, S.A.	589	–	–	–	(11)	578
Sprayette, S.A.	89	(89)	–	–	–	–
Inversiones Valores Inmuebles, S.L.	133	–	–	–	(48)	85
Compunet Servicios Telemáticos, S.A.	(2)	–	–	–	(11)	(13)
A3D Chile, S.A.	727	–	128	(132)	(23)	700
Trading Team, S.L.	–	37	–	–	170	207
Total	**1,745**	**(52)**	**168**	**(132)**	**130**	**1,989**

14. Payable to credit institutions

The breakdown of the balances of these captions on the liability side of the accompanying consolidated balance sheet as of December 31, 2002, showing the related maturities, is as follows:

	Thousands of euros		
		Balance drawn down	
		Maturity	
	Limit	2002	From 2003 to 2010
Syndicated loan	140,000	15,550	124,450
Syndicated credit line	90,000	–	–
Loans	4,068	549	3,350
Credit lines	20,264	3,617	–
Demand deposit overdrafts	–	1,816	–
Accrued interest payable	–	192	921
	254,332	**21,724**	**128,721**

On October 28, 2002, the Parent Company arranged a syndicated loan and a syndicated credit line with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. held by Grupo Admira Media, S.A., Sole-Shareholder Company (now Telefónica de Contenidos, S.A., Sole-Shareholder Company). The loan amounts to €140,000,000 and the limit of the credit line is €90,000,000. As of December 31, 2002, the Company had not drawn down any amount against this credit line, which is secured by the Company's assets.

The agreement under which the loan and credit line were arranged established certain financial and operating conditions to be met by Antena 3 de Televisión S.A. The Company's directors consider that as of December 31, 2002, the Company was meeting all these conditions.

The interest rate on this credit line is tied to EURIBOR plus a spread. There is also a fixed annual fee payable on the loan in addition to various fees paid by the Company at the date the credit line was arranged. The fees payable at over one year are recorded under the "Deferred Charges" caption in the accompanying consolidated balance sheet.

The interest rates paid by the Group in 2002 on the loans and credit facilities with credit institutions are mainly tied to Euribor plus a spread ranging from 0.10% to 1%.

15. Trade accounts payable

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Payable to suppliers	136,162
Payable for unreceived invoices	30,328
Barter payables	1,616
	168,106

16. Other provisions

The detail of the balance of the "Other Provisions" caption on the liability side of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Trade discounts payable	22,880
Other short-term provisions for contingencies and expenses	40,589
Total	**63,469**

17. Tax matters

The detail of the balances of the "Prepaid Taxes", "Taxes Receivable" and "Taxes Payable" captions on the asset and liability sides of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Long-term-	
Prepaid taxes	7,183
Short-term-	
Prepaid taxes	11,253
2002 corporate income tax asset	9,531
Tax assets	4,213
Other taxes receivable	5,103
	30,100
Total taxes receivable	**37,283**
Short-term-	
Tax withholdings payable	2,782
Corporate income tax payable	–
Accrued social security taxes payable	2,588
VAT payable	6,256
Deferred income tax	–
Other taxes payable	678
	12,304
Total taxes payable	**12,304**

In accordance with Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid tax authorities of its decision to file consolidated tax returns indefinitely provided that the requirements established in Article 81 of this Law are met and it does not decide to cease to apply the consolidated tax regime (Law 24/2001).

The filing of consolidated tax returns gives rise to reciprocal intercompany balances, due to the offset of the losses incurred by certain companies against the income earned by other Group companies. These balances are recorded in the "Payable to Group Companies Due to Tax Effect" and "Receivable from Group Companies Due to Tax Effect" accounts, as appropriate.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the loss per books for 2002 to the tax base for corporate income tax purposes is as follows:

	Thousands of euros	
	Tax base	Tax charge
Consolidated loss before taxes	(45,497)	(15,924)
Permanent differences:		
Increases	16,885	5,910
Permanent difference due to consolidation	11,300	3,955
Total permanent differences	28,185	9,865
Tax credits taken in 2002		(9,531)
Adjusted tax base and expense for the year	**(17,312)**	**(15,590)**
Timing differences:		
Increases-		
Arising in the year	21,799	7,630
Decreases-		
Arising in prior years	(16,523)	(5,783)
Total timing differences	5,276	1,847
Tax base and net tax payable	**(12,036)**	**(4,212)**

The consolidated tax group is made up of more companies than those included in the scope of consolidation (listed in Note 2). Had these companies been included in the reconciliation of loss per books for 2002 to the tax base for corporate income tax purposes, the tax expense for the year and net tax payable would have amounted to €17,271,000 and €5,893,000, respectively.

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the "Prepaid Income Tax" account, arose as a result of the following timing differences:

	Thousands of euros
Prepaid income tax:	
Provision for operating bad debts	1,876
Provision for in-house productions	1,107
Provision for outside productions	92
Provision for contingencies and expenses	4,920
Investment valuation provision	684
Other items	9,757
Total	**18,436**

Based on the estimate made by the directors of the consolidated companies of when future income will arise to enable the offset and use of these prepaid taxes and tax assets, €7,183 thousand were recorded under the "Fixed and Other Noncurrent Assets – Prepaid Taxes" caption and the remainder under the "Current Assets - Taxes Receivable" caption.

The detail of the tax loss carryforwards of the companies subject to Spanish corporate income tax and of the related amounts and last years for offset is as follows:

Company	Thousands of euros		
	Year incurred	Tax loss	Last year for offset
Productora de Aragón, S.A.	1992	29	2007
Publicidad 3, S.A.	1992	25	2007
Productora de Aragón, S.A.	1993	33	2008
Publicidad 3, S.A.	1993	8	2008
Publicidad 3, S.A.	1994	9	2009
Productora de Aragón, S.A.	1995	126	2010
Publicidad 3, S.A.	1995	3	2010
Productora de Aragón, S.A.	1996	12	2011
Publicidad 3, S.A.	1996	3	2011
Productora de Aragón, S.A.	1997	20	2012
Publicidad 3, S.A.	1997	22	2012
Productora de Aragón, S.A.	1998	9	2013
Antena 3 Iniciativas Comerciales, S.A.	1998	227	2013
Antena 3 Interactiva, S.A.	1998	42	2013
Arbatax Emisiones Audiovisuales, S.A.	1998	1,486	2013
Guadiana Producciones, S.A.	1998	197	2013
Publicidad 3, S.A.	1998	3	2013
Antena 3 Iniciativas Comerciales, S.A.	1999	230	2014
Antena 3 Interactiva, S.A.	1999	242	2014
Arbatax Emisiones Audiovisuales, S.A.	1999	1,405	2014
Farmaplanning, S.L.	1999	104	2014
Gestión de Telecomunicaciones 2000, S.L.	1999	330	2014
Antena 3 Iniciativas Comerciales, S.A.	2000	660	2015
Antena 3 Interactiva, S.A.	2000	5,341	2015
Arbatax Emisiones Audiovisuales, S.A.	2000	41	2015
Battres Comunicación Alternativa, S.A.	2000	2,856	2015
Farmaplanning, S.L.	2000	6	2015
Gestión de Telecomunicaciones 2000, S.L.	2000	61	2015
Productora de Aragón, S.A.	2000	8	2015
Publicidad 3, S.A.	2000	8	2015
Battres Comunicación Alternativa, S.A.	2001	1,116	2016
Ensueño Films, S.A.	2001	345	2016
Gestión de Telecomunicaciones 2000, S.L.	2001	292	2016
Megatrix, S.A.	2001	1,323	2016
Total		**16,622**	

Under current tax legislation, the tax loss of a given year can be carried forward for offset against the taxable income of the following 15 years. However, the amount ultimately qualifying for carryforward might be modified as a result of a review by the tax inspection authorities of the years in which the losses arose.

On March 20, 2002 the Spanish Accounting and Audit Institute (ICAC) published a resolution establishing that whenever it is certain that tax losses will be recovered at short term, companies can recognize the tax assets earned in the year, thereby reducing the corporate income tax expense by the amount of these tax assets.

In 2002, in accordance with this resolution, the Company recognized the tax assets earned during the year and these earned in 2001 that had not yet been recognized, the detail being as follows:

Year	Thousands of euros
2001	2,213
2002	7,318

The years open for review by the tax inspection authorities are as follows:

Company	VAT	Personal income tax withholdings	Corporate income tax
Antena 3 de Televisión, S.A.	1999	1999	1998
Battres Comunicación Alternativa, S.A.	2002	1998	1998
Nova Televisió, S.A.	1998	1998	1998
Antena 3 Directo, S.A.	1998	1998	1998
Farmaplanning, S.L.	1998	1998	1998
Digimedia, S.A.	1998	1998	1998
Publicidad 3, S.A.	1998	1998	1998
Productora de Aragón, S.A.	1998	1998	1998
Antena 3 Temática, S.A.	1998	1998	1998
Arbatax, Emisiones Audiovisuales, S.A.	1998	1998	1998
Antena 3 Iniciativas Comerciales, S.A.	1998	1998	1998
Guadiana Producciones, S.A.	2000	2000	1998
Antena 3 Editorial, S.A.	1998	1998	1998
Antena 3 Interactiva, S.A.	1998	1998	1998
Movierecord Cine, S.A.	1998	1998	1998
Gestión de Telecomunicaciones 2000, S.L.	1998	1998	1998
Antena 3 Castilla y León, S.A.	1999	1999	1999
Inversiones Valores Inmuebles, S.L.	1998	1998	1998
Compunet Servicios Telemáticos, S.A.	1998	1998	1998

The Parent Company's directors do not expect any material liabilities to arise as a result of an inspection of the open years that would affect the consolidated financial statements.

18. OTHER GUARANTEE COMMITMENTS TO THIRD PARTIES AND OTHER CONTINGENT LIABILITIES

a) Guarantee commitments to third parties

The detail of the guarantees provided by the Group to financial institutions for third parties is as follows:

	Thousands of euros
Associated companies	23,270
Other guarantees	23,135
Total	**46,405**

As of December 31, 2002, the guarantees provided for associated companies included basically the guarantee provided by the Parent Company for Gestora de Medios Audiovisuales Fútbol, S.L. and Audiovisual Sport, S.L. amounting to €5,229,000 and €10,123,000, respectively, in connection with the normal operations of these companies.

The Parent Company's directors consider that the unforeseen liabilities, if any, as of December 31, 2002, that might arise from the guarantees provided would not be material.

b) Other contingent liabilities

As of December 31, 2002, the only significant litigation pending was that relating to the complaint filed by various rights management entities amounting to €15,000,000. The Court of First Instance of San Sebastián de los Reyes found for the plaintiffs and the Company appealed against the decision of this Court.

The directors of the Parent Company and their legal advisers do not expect any material liabilities to arise in addition to those already recorded from the outcome of the lawsuits in progress.

19. Foreign currency balances and transactions

a) Foreign currency balances

The breakdown, by currency, of the equivalent euro value of the Group's foreign currency debts reflected on the liability side of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Currency	Trade accounts payable
U.S. dollars	45,467
Other currencies	745
Total	**46,212**

b) Foreign currency transactions

The foreign currency transactions performed in 2002 related mainly to transactions denominated in U.S. dollars; their equivalent euro values translated at the average exchange rate for the year were as follows:

	Thousands of euros
Sales	12,044
Purchases and other expenses	100,126
	112,170

20. Revenues and expenses

a) Contribution of the companies to consolidated results

The detail of the contribution of each consolidated company to the consolidated loss for the year was as follows:

	Thousands of euros	
	Individual income (loss)	Consolidation adjustments	Total

	Individual income (loss)	Consolidation adjustments	Total
Antena 3 de Televisión, S.A.	(31,293)	50,052	18,759
Publicidad 3, S.A.	(23,073)	31,536	8,463
Trading Team, S.L.	854	(188)	666
Antena 3 Editorial, S.A.	607	–	607
Antena 3 Producciones, S.A.	240	–	240
Antena 3 Temática, S.A.	146	–	146
Nova Televisió, S.A.	108	–	108
Megatrix, S.A.	97	–	97
Guadiana Producciones, S.A.	72	–	72
Uniprex, S.A.	(23,981)	(6,853)	(30,834)
Antena 3 Directo, S.A.	(9,961)	706	(9,255)
Inversiones Valores Inmuebles, S.L.	(606)	(7,239)	(7,845)
Movierecord Cine, S.A.	(3,788)	(3,079)	(6,867)
Ensueño Films, S.L.	(1,262)	–	(1,262)
Compunet Servicios Telemáticos, S.A.	(213)	(1,608)	(1,821)
Cadena Voz de Radiodifusión, S.A.	(225)	(477)	(702)
A3D Chile Holdings, S.A.	(230)	–	(230)
A3D Chile, S.A.	(78)	(131)	(209)
Antena 3 Perú, S.A.	(12)	–	(12)
Antena 3 Castilla y León, S.A.	(28)	–	(28)
	(92,626)	**62,719**	**(29,907)**

b) Revenues

The breakdown of the Group's ordinary revenues in 2002 is as follows:

	Thousands of euros
Advertising sales	643,529
Other sales	54,361
Trade and other discounts	(61,202)
	636,688

c) Program amortization and other supplies

The detail of the "Program Amortization and Other Supplies" caption in 2002 is as follows:

	Thousands of euros
Program broadcasting rights	116,936
Broadcasting of in-house productions	123,246
Addition to inventories	(128,446)
Broadcasting rights	34,205
Outside production services	105,955
Performances of and contributions by entertainers	11,656
Other amortization	45,075
Total	**308,627**

The "Addition to Inventories" account reflects the expenses incurred in making programs. In accordance with the Parent Company's procedures, these expenses are capitalized and subsequently amortized by the method described in Note 4-h.

d) Personnel expenses

The breakdown of the personnel expenses in 2002 is as follows:

	Thousands of euros
Wages and salaries	111,642
Social security costs and other employee welfare expenses	25,264
Other personnel expenses	4,217
	141,123

The average number of employees in 2002, by category, was as follows:

Professional category	Number of employees
Senior management	144
Operations and programs personnel	1,898
Commercial personnel	364
Management personnel	278
Interns	35
Specific-project contracts	559
Total	**3,278**

e) Rent and fees

The "Rent and Fees" caption in the consolidated statement of operations for 2002 includes, inter alia and as the most significant item, the fees paid by the Parent Company for the distribution of the audiovisual signal.

f) Other current operating expenses

The breakdown of the balance of this caption in the consolidated statement of operations for 2002 is as follows:

	Thousands of euros
Copyright	15,312
Advertising and publicity	14,888
Communications	15,069
Work performed by other companies	38,103
Other expenses	46, 919
Total	**130,291**

g) Fees and other amounts paid to auditors

In 2002 the fees for audit services provided to Antena 3 de Televisión, S.A. and subsidiaries by the main auditor and entities related thereto amounted to €201,941, and the fees paid to other auditors participating in the audit of the various Group companies amounting to €59,731.

In 2002 the fees for other professional services provided to the Group companies by the main auditor and entities related thereto amounted to €508,000, and the fees paid in the same connection to other auditors participating in the audit of the various Group companies amounted to €3,233.

21. Directors' compensation and other benefits

The compensation earned in 2002 by the former and current directors of the Parent Company for salaries and attendance fees amounted to €584,000.

The Parent Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

22. Subsequent events

On January 7, 2003, the Spanish National Securities Market Commission (CNMV) was notified of the acquisition by the Telefónica Group company Corporación Admira Media, S.A.U. of 19,532,625 shares from Banco Santander Central Hispano, S.A., representing 11.719% of the capital stock of the Parent Company, Antena 3 de Televisión, S.A. Once the transfer of these shares has been formalized, the Telefónica Group will own 59.229% of the capital stock of Antena 3 de Televisión, S.A.

The Parent Company increased the ten-year participating loan granted to Uniprex, S.A. to €67 million.

23. Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Translation of reports originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Business performance and situation of the Group

Sales grew from €645 million in 2001 to €698 million in 2002.

The loss after taxes of €30 million was consistent with the financial restructuring, reorganization and adjustment measures taken in 2002.

September 2002 saw the definitive formalization of the agreement for the acquisition of the shares of the companies that own the Onda Cero radio stations, namely UNIPREX and CADENA VOZ DE RADIODIFUSIÓN, through the subsidiary PUBLICIDAD 3, S.A.U.

To address the financing needs derived from this transaction and other supplementary financing requirements inherent to the ordinary course of the Group's business, a long-term syndicated loan of €230 million was arranged. This transaction was structured in two tranches: a loan of €140 million repayable over five years, and a five-year credit line of €90 million.

Significant events subsequent to year-end

The reorganization of the Group's corporate structure has continued since 2002 year-end, the aim being to enhance its functioning and eliminate lines of business that do not have sound profit-making prospects or offer added strategic value. The process began in 2002 and is subject to the statutory time limits stipulated under current corporate legislation on the dissolution and liquidation of companies.

In some cases, the disappearance of the subsidiary does not mean the cessation of its main business but rather the integration of that business into A3TV itself.

Outlook for the Group

A3TV's current strategy is to concentrate on its main free-to-air TV production and broadcasting businesses with a view to consolidating the quality, distinctiveness, and competitiveness of the services it offers in terms of viewing figures and as an advertising vehicle. In addition, the process of reorganizing diversification activities is continuing, with clear backing being given to businesses that bear a direct relation to the core business and offer clear future earnings opportunities.

Research and development activities

Profitability and stringent cost control are now the main objectives of the A3TV Group companies. Their R&D initiatives strive to keep the Group's activities at the cutting edge of technology, while observing these overriding principles at all times.

Treasury stock acquisitions

In 2002 no transactions involving shares of treasury stock were performed at any of Antena 3 Group companies.




Annual Report
and Consolidated Financial Statements
2002
Antena 3

Published by ANTENA 3 de Televisión, S.A.
General Secretariat
Avda. Isla Graciosa, s/n
28700 San Sebastián de los Reyes
Madrid. España
Telephone: 916 230 749 - Fax: 916 548 439
Internet: www.antena3tv.es
e-mail: antena3tv@antena3tv.es

Printed in Spain. April 2003

PUBLISHING CO-ORDINATION:
MARKETING DEPARTMENT

EXECUTION:
GOYO GUERRERO (PUBLÍPOLIS)

LEGAL DEPOSIT:
M-18527-2003

PRINTING:
ELECÉ Industria Gráfica

ONDA CERO RADIO BROADCASTING

ANDALUSIA

City	Frequency	Phone	Address	Contact
ALMERÍA	1341 OM OCR	950 272 710	Avda. Federico Gª Lorca, 105 (Esquina c/ Berenguer)	Mr. Francisco Espinar Aranda
EL EJIDO	91.3 FM OCR	950 484 011	Ctra. de Málaga, 218 - Edificio Centro Europa	Mr. Francisco Espinar Aranda
ROQUETAS DE MAR	106.1 FM OCR	950 322 621	Ctra. de Alicún, s/n - Edifi. La Estrella	Mr. Francisco Espinar Aranda
VÉLEZ RUBIO	102.2 FM OCR	950 412 270	Avda. de Andalucía, 65 - 1º D	Mr. Francisco Espinar Aranda
ALGECIRAS	89.1 FM OCR	956 650 000	C/ Baluarte,17 - Edificio ONCE- Anexo 2ª Planta	Mr. Rafael Romaguera Mena
JEREZ DE LA FRONTERA	90.3 FM OCR	956 331 112	C/ Gaitá, 10 - 2º	Mr. Alfonso González Cedillo
ROTA/CÁDIZ	91.4 FM OCR	956 200 100	Pza. De Asdrúbal, 16 - ESC. 2, 2º	Mr. Alfonso González Cedillo
CÓRDOBA	89.7 FM OCR	957 455 000	C/ Manuel Ruiz Mayo, 8 - Pl. 5ª - Edif. ONCE (Vista Alegre)	Mr. Antonio Arroyo Serrano
MONTILLA	92.7 FM OCR	957 664 455	C/ Francisco Solano, 15	Mr. Antonio Arroyo Serrano
PUENTE GENIL	88.7 FM OCR	957 609 059	C/ Poeta García Lorca, 26	Mr. José Saldaña
ALMUÑÉCAR	88.5 FM OCR	958 880 134	C/ Juan Carlos I, 4 Portal. 8-2-A	Mr. Manuel Ángel Prado Delgado
BAZA	88.6 FM OCR	958 702 161	C/ Alhóndiga, 20 - 2º	Mr. Manuel Ángel Prado Delgado
GRANADA	92.0 FM OCR	958 259 000	C/ Recogidas, 37 - 1ª Planta, (Esquina a Luis Braille)	Mr. Manuel Ángel Prado Delgado
MOTRIL	93.5 FM OCR	958 603 111	C/ Nicaragua, 4 - 2º	Mr. Manuel Ángel Prado Delgado
HUELVA	101.2 FM OCR	959 250 598	C/ Arquitecto Pérez Carasa, 14-16 Bajo	Mr. Pascual García Prat
ISLA CRISTINA	105.6 FM OCR			Mr. Pascual García Prat
ALCALÁ LA REAL	99.0 FM OCR	953 581 315	Avda. de Europa, 3 - 2º A	Mr. José Olmedo
LINARES/JAÉN	98.4 FM OCR	953 699 700	C/ Cánovas del Castillo, 33 - 2º	Mr. José Olmedo
ANTEQUERA	1485 OM OCR	952 702 626	C/ San Agustín, 6 - 8º	Mr. Juan Manuel Clavijo
MÁLAGA	90.8 FM OCR	952 319 166	C/ Peregrino, 3	Mr. José Manuel González Córdoba
MARBELLA	97.4 FM OCR	952 821 818	C/ Gómez de la Serna, 22 - Edif. King Edward II	Mr. José Jesús Navajas Trobat
LORA DEL RÍO	101.0 FM OCR	955 800 012	C/ Rastro, 21 Bajo	Mr. Antonio Mallou

ARAGON

City	Frequency	Phone	Address	Contact
HUESCA	106.0 FM OCR	974 230 100	C/ Berenguer, 8 - 4º A-B	Mr. Fernando Herce
RIBAGORZA-CASTEJÓN DEL SOS	101.7 FM OCR	974 552 060	Pº de la Estación - Edif. Edelweis - CELER (HUESCA)	Mr. Raul J. Urrea Sebastián
SABIÑÁNIGO	99.5 FM OCR			
ALCÁLA DE LA SELVA/TERUEL	92.3 FM OCR	978 611 001	C/ Tozal, 8 - 5º	Mr. Fernando Marmol
CALAMOCHA	87.6 FM OCR			Mr. Aureliano Bermúdez Rodríguez
CARIÑENA	95.7 FM OCR			Mr. Aureliano Bermúdez Rodríguez
ZARAGOZA	99.4 FM OCR	976 283 800	Pº Echegaray y Caballero, 76 - 5ª Planta	Mr. Aureliano Bermúdez Rodríguez

ASTURIAS

City	Frequency	Phone	Address	Contact
CANGAS DEL NARCEA	101.1 FM OCR	985 812 646	C/ Mayor, 56 - 3º	Mr. Gabriel Fernández García
GIJÓN	93.5 FM OCR	985 330 555	C/ Uria, 16 - 3º (Edificio ONCE)	Mr. José María de Rato
INFIESTO	94.8 FM OCR	985 711 111	Plaza Mayor, 8 - 1º	Mr. Gabriel Fernández García
LUARCA	91.4 FM OCR	985 641 994	Párroco Infanzón, 7 - 8º	Mr. Gabriel Fernández García
OVIEDO	95.2 FM OCR	985 210 181	C/ Marqués de Santa Cruz, 7 - 8º	Mr. Gabriel Fernández García

BALEARIC ISLANDS

City	Frequency	Phone	Address	Contact
IBIZA	96.0 FM OCR	971 190 017	C/ Felipe II, 10 - 2º 5ª	Mr. José Carbonell
PALMA DE MALLORCA	101.0 FM OCR	971 777 000	C/ Foners, 7 - Edif. ONCE - 4ª Planta	Mr. Nicolás Ramos Pintado
PALMA DE MALLORCA	95.1 FM OCR	971 777 000	C/ Foners, 7 - Edif. ONCE - 4ª Planta	Mr. Nicolás Ramos Pintado
MAHÓN	91.4 FM OCR	971 351 197	Pza. Augusto Miranda, 11 - 2º	Mr. Juan Carlos Roca González

CANARY ISLANDS

City	Frequency	Phone	Address	Contact
ARRECIFE DE LANZAROTE	103.4 FM OCR	928 800 400	Av. de Naos, 50	Mr. Antonio Coll González
LAS PALMAS DE GRAN CANARIA	106.8 FM OCR	928 295 699	C/ León y Castillo, 248 - 4º	Ms. María del Pino Quintana
LAS PALMAS DE GRAN CANARIA	1008 OM OCR	928 468 157	C/ Profesor Lozano, 5 - 2ª Pta	Ms. Pilar Roda
PUERTO DEL ROSARIO	91.2 FM OCR	928 530 636	C/ Libertad, 75	Mr. Miguel Martínez
VECINDARIO/SANTA Mr. LUCÍA	98.9 FM OCR	928 755 051	Avda.de Canarias, 249 - 2º	Mr. Benjamín Lorenzo Araña
LOS LLANOS DE ARIDANE	92.7 FM OCR	922 401 516	C/ Doctor Fleming, 14	
SANTA CRUZ DE LA PALMA	106.4 FM OCR	922 401 516	C/ Doctor Fleming, 14	
SANTA CRUZ DE TENERIFE	94.0 FM OCR	922 290 669	C/ Salamanca, 5	Mr. Elías Bacallado
TACORONTE	94.4 FM OCR	922 570 534	Ctra. Gral. Norte, 29 - Ctro. Cial. Tacoronte, Pl. alta	Ms. Jacqueline González Dorta

CANTABRIA

City	Frequency	Phone	Address	Contact
CASTRO URDIALES	100.8 FM OCR	942 871 515	C/ Iglesia Nueva, 6	Mr. Óscar Salgado Pérez
REINOSA	90.1 FM OCR			Mr. Carlos Angulo López-Doriga
SANTANDER	91.9 FM OCR	942 371 400	C/ Fernández de Isla, 14 B - 4º Pl.	Mr. Carlos Angulo López-Doriga
SANTOÑA/LAREDO	101.7 FM OCR			Mr. Carlos Angulo López-Doriga

CASTILLE-LA MANCHA

City	Frequency	Phone	Address	Contact
ALBACETE	92.7 FM OCR	967 218 338	Avda. de la Estación, 5 - 8º - (Edificio Alcaraz)	Mr. Ignacio García Navarro
ALCÁZAR DE SAN JUAN	90.7 FM OCR	926 541 606	C/ Emilio Castelar, 28 - 3º C	Mr. Bernardo Samper Cortés
CIUDAD REAL	1341 OM OCR	926 230 023	Avda. del Rey Santo, 8 - 5º A (EDIFICIO EUROPA)	Ms. Carmen Suárez García
VALDEPEÑAS	99.8 FM OCR	926 311 015	C/ Pintor Mendoza, 11 - 8º	Mr. Bernardo Samper Cortés
CUENCA	97.6 FM OCR	969 224 000	C/ Hermanos Becerril, 14	Mr. Antonio Rubio
GUADALAJARA	94.7 FM OCR	949 211 144	C/ Francisco Cuesta, 2 - 8º B	Mr. Fernando Lobo Bravo
TALAVERA DE LA REINA	98.5 FM OCR	925 809 818	C/ Joaquina Santander, 13	Mr. Antonio Domínguez Risco
TOLEDO	1080 OM OCR	925 225 300	Pza. de la Merced, 1	Mr. Antonio Grao Belmonte

CASTILLE-LEON

City	Frequency	Phone	Address	Contact
ÁVILA	92.9 FM OCR	920 255 555	Av. Portugal, 35 - 1º	Mr. Juan José González
CANDELEDA	96.1 FM OCR			Mr. Juan José González
EL TIEMBLO (OCR Gredos)	87.9 FM OCR			Mr. Juan José González
ARANDA DE DUERO	93.8 FM OCR	947 510 555	Plaza de la Ribera, 5 - 1º	Ms. Raquel Escudero San Juan
BRIVIESCA/BURGOS	100.1 FM OCR			
BURGOS	105.5 FM OCR		C/ Vitoria, 29	
MEDINA DEL POMAR	87.8 FM OCR			
MIRANDA DE EBRO	106.2 FM OCR			
LA BAÑEZA	95.9 FM OCR			
LEÓN	98.3 FM OCR	987 273 568	C/ Padre Isla, 28 - 7º Dcha	Ms. Araceli Ibáñez Bajo
PONFERRADA	101.6 FM OCR	987 404 500	Avda. Puebla, 30 - 1º	Mr. Ignacio Linares Rodríguez
AGUILAR DE CAMPOO	101.2 FM OCR			Mr. Fco. Javier Sánchez Gonzalo
GUARDO	106.2 FM OCR			Mr. Fco. Javier Sánchez Gonzalo
PALENCIA	103.5 FM OCR	979 713 399	C/ Doctor Cajal, 2	Mr. Fco. Javier Sánchez Gonzalo
VENTA DE BAÑOS	98.8 FM OCR	979 713 399	C/ Doctor Cajal, 2	Mr. Fco. Javier Sánchez Gonzalo
CIUDAD RODRIGO	89.1 FM OCR	923 480 702	Avda. de España, 31	Mr. Juan Carlos Cortés García
SALAMANCA	97.6 FM OCR	923 210 497	C/ Bermejeros, 14 - 5ª Planta	Mr. Eduardo Rodríguez
CUÉLLAR	103.1 FM OCR			Mr. Manuel Pacheco
SEGOVIA	98.3 FM OCR	921 444 488	C/ José Zorrilla, 58 - 8º	Mr. Manuel Pacheco
MEDINA DE RIOSECO	106.1 FM OCR			Mr. Ángel Cuaresma Renedo
MEDINA DEL CAMPO	103.6 FM OCR	983 810 615	C/ Almirante, 20	Mr. Javier Cuevas Rodríguez
VALLADOLID	105.2 FM OCR	983 370 500	Edificio PROMECAL C/ Los Astros, s/n	Mr. Ángel Cuaresma Renedo
ZAMORA	99.7 FM OCR	980 520 900	Avda. Victor Gallego, 12 - 1º	Mr. José Blanco Balandrón

CATALONIA

City	Frequency	Phone	Address	Contact
BARCELONA	89.8 FM ONDA RAMBLA/OCR	934 448 000	Avd.Diagonal, 441 - 1º	Mr. Francesc X. Olona
BARCELONA	540 OM OCR	934 448 000	Avd.Diagonal, 441 - 1º	Mr. Francesc X. Olona
IGUALADA	92.2 FM ONDA RAMBLA/OCR			
VILANOVA I LA GELTRU	1485 OM OCR	938 157 500	Rambla Josep Antoni Vidal, 10	
VILANOVA I LA GELTRU	96.3 FM ONDA RAMBLA	938 157 500	Rambla Josep Antoni Vidal, 10	
GERONA	89.9 FM ONDA RAMBLA/OCR			
LÉRIDA	100.2 FM ONDA RAMBLA/OCR	973 239 090	C/ Pallars, 4 - 5º 6º	
TARRAGONA	91.0 FM ONDA RAMBLA/OCR			
TORTOSA	98.0 FM ONDA RAMBLA/OCR	977 510 000	Pº Maestro Moreira, 10 - 1º 2º	

CEUTA

City	Frequency	Phone	Address	Contact
CEUTA	101.4 FM OCR	856 200 068	Delgado Serrano, 1	Mr. José Olmedo

VALENCIA

City	Frequency	Phone	Address	Contact
ALICANTE	106.5 FM OCR	965 147 290	Av. Explanada de España, 26	Mr. Diego Ferrándiz Sánchez
ELCHE/PETRER	102.0 FM OCR	966 662 501	C/ Doctor Caro, 18	Mr. José Andreu
JÁVEA	91.3 FM OCR	966 420 757	Dtor. J. Ferrándiz 4 - Entresuelo	Mr. Elvio Pedro González
TORREVIEJA	93.6 FM OCR	966 700 019	C/ Ramón Gallud, 74 - 2º	Mr. Luis Jacinto Sánchez
VILLAJOYOSA	95.0 FM OCR	965 893 529	Plaza de la Generalitat, 8 - 9º	Mr. Diego Ferrándiz Sánchez
CASTELLÓN	88.7 FM OCR	964 240 044	Ronda Mijares, 186 - 1º	Mr. Juan Carlos Enrique Forcada
CASTELLÓN/VILAREAL	99.2 FM OCR	964 240 044	Ronda Mijares, 186 - 1º	Mr. Juan Carlos Enrique Forcada
VINAROZ	98.2 FM OCR	NA	Paseo Blasco Ibáñez, 7	Mr. Enrique Adell
ALZIRA	106.0 FM OCR	962 417 559	C/ Hort dels Frares, 12	Mr. Manuel Alberola Manero
PUERTO DE SAGUNTO	104.1 FM OCR	962 681 302	Avda. 9 de Octubre, 54 - 7º 11ª	Mr. Manuel Alberola Manero
VALENCIA	101.2 FM OCR	963 514 555	C/ San Vicente Mártir, 16 - 2º Edo	Mr. Manuel Alberola Manero

EXTREMADURA

City	Frequency	Phone	Address	Contact
BADAJOZ	104.8 FM OCR	924 247 605	Avda. Fernando Calzadilla, 7 - 8º	Mr. Manuel González Gómez
FREGENAL DE LA SIERRA	95.5 FM OCR	924 701 369	C/ Reyes Huertas, 6	Mr. José Mª Diez Blanco
HERRERA DEL DUQUE	104.7 FM OCR	924 650 237	Plaza de España, 11	Mr. Antonio García
MÉRIDA	90.4 FM OCR	924 373 434	Avda. Portugal, s/n-Ctro.Ccial. El Foro Polig. Nueva Ciudad	Mr. José Mª Diez Blanco
MONTIJO	102.1 FM OCR	924 454 729	Senador Piñero, 9	Ms. Ana Mª Moreno Vaquera
OLIVENZA	92.7 FM OCR	924 491 321	Pº Hernán Cortés, s/n	Mr. Manuel González Gómez
CÁCERES	97.0 FM OCR	927 231 313	Luis Álvarez Lencero, 8 Urb. Castellanos	Mr. Andrés Campos
JARAIZ DE LA VERA	101.2 FM OCR	927 461 390	C/ Damas, 2	Mr. Jesús Serrano Luis

GALICIA

City	Frequency	Phone	Address	Contact
A CORUÑA-BETANZOS	89.9 FM OCR	981 126 988	C/ Marcial de Adalid, 8	Mr. Alberto Vázquez
CEDEIRA	101.3 FM OCR			Mr. Alberto Vázquez
FERROL	95.0 FM OCR			Mr. Alberto Vázquez
A CORUÑA	102.7 FM OCR	981 126 988	C/ Marcial de Adalid, 8	Mr. Alberto Vázquez
MUROS	101.5 FM OCR	NA	Av. Castelao, 109-111 2º Izda.	Mr. Alberto Vázquez
RIBEIRA	88.8 FM OCR	981 876 015	C/ Campo da Feira, 2 Entresuelo	Mr. Alberto Vázquez
SANTIAGO DE COMPOSTELA	104.6 FM OCR	981 568 354	C/ Salgueiriños de Arriba, 44 - Bajo	Mr. Alberto Vázquez
CHANTADA/RIBEIRA SACRA	90.4 FM OCR	NA	NA	Mr. Alberto Vázquez
FONSAGRADA	88.6 FM OCR	982 284 590	Plaza de Santo Domingo, 3 planta 3ª Local C y D	Mr. Alberto Vázquez
LUGO	94.9 FM OCR	982 284 590	Plaza de Santo Domingo, 3 planta 3ª Local C y D	Mr. Alberto Vázquez
RIBADEO/ A MARIÑA	102.3 FM OCR	982 120 700	C/ Alta, 8 Bajo	Mr. Alberto Vázquez
SARRIA	98.2 FM OCR			Mr. Alberto Vázquez
CARBALLIÑO	97.9 FM OCR	988 274 472	C/ Curros Enríquez, 17 3º	Ms. Concha Pita
MACEDA	89.9 FM OCR	NA	NA	Ms. Concha Pita
O BARCO DE VALDEORRAS	97.9 FM OCR	988 347 288	C/ Conde de Fenosa, 46 - 4º Dcha	Ms. Concha Pita
ORENSE	89.3 FM OCR	988 253 337	C/ Valle Inclan, 9 - 2º	Ms. Concha Pita
ORENSE	98.8 FM OCR	988 253 337	C/ Valle Inclan, 9 - 2º	Ms. Concha Pita
VERÍN	95.8 FM OCR	988 410 400	C/ Luis Espada, 23 - 1ºC	Ms. Concha Pita
BAIONA/ VAL MIÑOR	100.3 FM OCR	NA	NA	Ms. Concha Pita
CANGAS DE MORRAZO	105.4 FM OCR	985 812 646	C/ Mayor, 56 - 3º	Ms. Concha Pita
LALIN	94.8 FM OCR	986 787 175	C/ Wenceslao Calvo Garra, 5	Ms. Concha Pita
PONTEAREAS	101.6 FM OCR	NA	NA	Ms. Concha Pita
PONTEVEDRA	106.9 FM OCR	986 866 980	C/ Joaquín Costa, 1 - 4ºD	Ms. Concha Pita
TUY	92.6 FM OCR	NA	NA	Ms. Concha Pita

LA RIOJA

City	Frequency	Phone	Address	Contact
ARNEDO	92.7 FM OCR	941 383 350	Sto. Domingo, 5	Mr. Pedro Vega
CALAHORRA	88.8 FM OCR	941 137 007	C/ Teatro, 2 Pta. 4	Mr. Pedro Carretero
HARO	95.6 FM OCR	941 313 081	Tenerías, 6 bis Bajo Izq.	Mr. Ricardo Lizarraga Casanellas
NÁJERA	89.1 FM OCR	NA	Pza. Suso, 1	Mr. Ricardo Lizarraga Casanellas

MADRID

City	Frequency	Phone	Address	Contact
ALCALÁ DE HENARES	97.6 FM OCR	918 803 011	C/ Libreros, 38 - 1º apartam. 5 y 6	Mr. Francisco Escribano Lizcano
ALCOBENDAS	94.6 FM OCR			
ARANJUEZ	90.7 FM OCR	918 929 445	C/ Gobernador, 67	Mr. Francisco Escribano Lizcano
ARGANDA DEL REY	100.0 FM OCR			Mr. Francisco Escribano Lizcano
COLMENAR VIEJO	100.1 FM OCR	918 450 304	C/ Goya, 7 Local 17	Ms. Elena Sainz
COSLADA	102.0 FM OCR	916 731 313	C/ Begoña, 16 - 1ª Planta	Mr. Francisco Escribano Lizcano
EL ESCORIAL	106.6 FM OCR	918 902 833	C/ San Antonio, 2	Mr. Felix Rodríguez Esteban
MADRID	954 OM OCR	914 366 400	C/ José Ortega y Gasset, 22-24	
MADRID	98.0 FM OCR	914 366 400	C/ José Ortega y Gasset, 22-24	
NAVALCARNERO	87.8 FM OCR			Mr. Francisco Escribano
TORREJÓN DE ARDOZ	100.2 FM OCR			Mr. Francisco Escribano
VALDEMORO	89.7 FM OCR	916 938 189	Avda. Fuenlabrada, 67 bis	Mr. Francisco Escribano

MELILLA

City	Frequency	Phone	Address	Contact
MELILLA	89.6 FM OCR	952 680 707	C/ Músico Granados, 2	Mr. Leandro Rodríguez

MURCIA

City	Frequency	Phone	Address	Contact
ARCHENA	97.7 FM OCR		Ctra. del Balneario- Boulevard Tolkeden	Mr. Adraz Hergueta Ortega
BULLAS	95.2 FM OCR			Mr. Adraz Hergueta Ortega
CARTAGENA	95.1 FM OCR	968 124 153	C/ Puerta de Murcia, 11 - 1º (Edificio Mediterráneo)	Mr. Antonio García Mondéjar
MORATALLA	91.5 FM OCR	968 730 368	C/ Alfredo Rubio, 2 Bajo	Mr. Adraz Hergueta Ortega
MURCIA	92.9 FM OCR	968 221 932	C/ Madre de Dios, 15 - Entlo.	Mr. Adraz Hergueta Ortega
YECLA	90.4 FM OCR	968 794 811	Plaza de la Constitución, 1 - Entlo. Izda.	Ms. Gemma Jiménez

NAVARRA

City	Frequency	Phone	Address	Contact
ESTELLA	93.5 FM OCR	948 551 200	C/ De los Herreros, 6 entreplanta	Mr. Francisco Saez Rodríguez
PAMPLONA	94.2 FM OCR	948 213 195	Plaza del Castillo, 43 Bis - 5º y 6º	Mr. Ricardo Lizarraga Casanellas
TUDELA	99.4 FM OCR	948 825 168	C/ Zaragoza, 27 1º	Mr. Ignacio Escribano

BASQUE COUNTRY

City	Frequency	Phone	Address	Contact
VITORIA	102.4 FM OCR	945 148 261	C/ San Prudencio, 8 - A 5º	Mr. Francisco Sáez Rodríguez
ÉIBAR	101.1 FM OCR	943 201 521	C/ Urtzaileta, 1 - 1º (Edificio Aurrerá)	Mr. Carlos Angulo López-Dóriga
SAN SEBASTIÁN	102.5 FM OCR	943 423 799	Avda. de la Libertad, 17 - 6º	Mr. Felix Hereña
BILBAO	101.5 FM OCR	944 101 290	C/ Hurtado de Amézaga, 27 - 1º	Mr. Carlos Angulo López-Dóriga

REGIONAL OFFICES

ANDALUSIA

SEVILLE
Avda. Bonanza, 3 - 1ª Planta
41012 Sevilla
Tel.: 954 296 737
Fax: 954 610 307
Delegate: Manuel Prieto Romero

MÁLAGA
Alameda de Colón, 9
Tel.: 952 396 717
Fax: 952 394 963

GRANADA
Ancha de la Virgen, 27
18009 Granada
Tel.: 958 522 575
Fax: 958 258 158

ALGECIRAS
Ctra. Cádiz - Málaga. Edificio Aurora 2
Local 85 - 11206 Cádiz
Tel.: 639 161 555

ARAGON

ZARAGOZA
Pinares de Venecia, s/n Apdo. 398
Parque de Atracciones
50007 Zaragoza
Tel.: 976 255 025
Fax: 976 255 056
Delegate: José Luis Fradejas

HUESCA
San Jorge, 45 - entresuelo dcha.
22003 Huesca
Tel.: 974 213 003
Fax: 974 214 068

TERUEL
Tomás Nougués, 3 - 1º
44001 Teruel
Tel.: 978 612 224
Fax: 978 612 271

ASTURIAS

OVIEDO
Fruela, 14 - 1º C
33007 Oviedo
Tel.: 985 229 681
Fax: 985 229 681

BALEARIC ISLANDS

PALMA DE MALLORCA
Pº de Mallorca, 32
07012 Palma de Mallorca
Tel.: 971 711 000
Fax: 971 711 759
Delegate: Paula Serra Magraner

CANARY ISLANDS

TENERIFE
Avda. de la Constitución, 5. Parque
Marítimo César Manrique
38005 Sta. Cruz de Tenerife
Tel.: 922 236 510
Fax: 922 222 967
Delegate: Gabriel Mesa Barrera

LA PALMA
O'Daly, 39
Edificio Abreu, 2º F

LA GOMERA
Plza. de las Américas, 8 - 1º
38800 San Sebastián de La Gomera
Tel.: 922 141 897
Fax: 922 181 894

LAS PALMAS DE GRAN CANARIA
Avda. Alcalde Ramírez Bethencourt, 23
35004 Las Palmas de Gran Canaria
Tel.: 928 297 300
Fax: 928 247 450
Delegate: Gabriel Mesa Barrera

LANZAROTE
Avda. Mancomunidad, 1 - 1º oficina 2A
Edificio Barambío
35500 Arrecife
Tel.: 928 805 050
Fax: 928 807 873

FUERTEVENTURA
Secundino Alonso, 75 oficina 15
Edificio Tindaya
35600 Puerto del Rosario
Tel.: 928 859 439
Fax: 928 859 443

CASTILLE-LEON

VALLADOLID
Los Astros s/n. Edificio Promecal
47009 Valladolid
Tel.: 983 325 000
Fax: 983 336 333
Delegate: Luis Carlos Mencías

BURGOS
Molinillo, 11
09002 Burgos
Tel.: 947 266 868
Fax: 947 202 752

SALAMANCA
Tel.: 923 281 598
Fax: 923 291 597

LEÓN
La Cepeda, 8
24008 León
Tel.: 987 876 422
Fax: 987 876 425

SORIA
Camino de los Royales, s/n
47005 Soria
Tel.: 975 239 200
Fax: 975 239 201

PALENCIA
Colón, 44
34002 Palencia
Tel.: 979 701 587
Fax: 979 703 111

ZAMORA
Avda. Cardenal Cisneros, 5
49019 Zamora
Tel.: 980 557 363
Fax: 980 557 359

CATALONIA

BARCELONA
Bullidor. Pol. Ind. 1
08903 Sant Just Desvern
Tel.: 934 809 400
Fax: 934 990 484
Delegate: Carlos Martos Gutiérrez

TARRAGONA
Avda. Cataluña, 47-49
Local puerta calle
43002 Tarragona
Tel.: 977 218 189
Fax: 977 249 035

LLEIDA
Paer Casanovas, 12
25004 Lleida
Tel.: 973 231 089
Fax: 973 238 799

GIRONA
Ctra. Barcelona, 12 - 3º - 6º
17002 Girona
Tel.: 972 209 390
Fax: 972 411 607

GALICIA

SANTIAGO
Monte dos Postes, 14 bajo
15703 Santiago de Compostela
Tel.: 981 569 460
Fax: 981 574 580
Delegate: Ignacio Capeans Garrido

A CORUÑA
Plza. Pontevedra, 12 - 1º B
15004 A Coruña
Tel.: 981 211 652
Fax: 981 228 038

VIGO
Puerta del Sol, 10 - 3º
Vigo, Pontevedra
Tel.: 986 224 916
Fax: 986 43 92 03

NAVARRA

PAMPLONA
Plza. Tomás Caballero, 2 - 4º of. 5
31006 Pamplona
Tel.: 948 151 353
Fax: 948 151 353

BASQUE COUNTRY

BILBAO
Camino de Capuchinos de Basurto, 6 -
1ª Plza. esc. B, Dpto. 17
48013 Bilbao
Tel.: 944 41 45 70
Fax: 944 42 45 07
Delegate: Marisa Guerrero Martínez

VITORIA
Eduardo Dato, 35 - 3ºI
01005 Vitoria
Tel.: 945 130 486
Fax: 945 130 462

SAN SEBASTIÁN
Avda. de la Libertad, 17 - P5 - Ofic. 1
20005 San Sebastián
Tel.: 943 427 002
Fax: 943 428 797

VALENCIA

VALENCIA
Profesor Beltrán Báguena, 4
46009 Valencia
Tel.: 963 478 922
Fax: 963 402 014
Delegate: Esmeralda Velasco

ALICANTE
San Fernando, 19
03002 Alicante
Tel.: 965 143 570
Fax: 965 204 531

CORRESPONDENTS ABROAD

BELGIUM

ALICE PRODUCTIONS
80, Rue de Waterloo Wilson
B-1000 Bruselas
Tel.: 32 2 230 2345
Fax: 32 2 230 1661
Correspondent: Mónica Prado

UNITED STATES

APTN - ANTENA 3 TV
1995, Broadway Ave. 9th. Floor
New York 10023.
Tel.: 1 212 584 1920 / 1
Fax: 1 212 496 1269
Correspondent: Ricardo Ortega

FRANCE

APTN PARÍS
162, Rue du Faubourg St Honoré
75008 París
Tel.: 33 1 43 59 1280
Fax: 33 1 43 59 1282
Correspondent: Carmen Vergara

ISRAEL

A3 TELEVISIÓN
Jerusalem Capital Studios
5 Ha'Haskala Blvd.
67890 Tel Aviv
Tel.: 00 972 356 28960
Fax: 00 972 356 28959
Correspondent: Henrique Cymerman

ITALY

ENG CREW
Viale Mazzini, 134
00195 Roma
Tel.: 39 06 375 12409
Fax: 39 06 373 58197
Correspondent: Antonio Pelayo

UNITED KINGDOM

APTN LONDON
The Interchange
32 Oval Road
London NW1 7D2
Tel.: 44 207 413 01 06
Fax: 44 207 413 01 06
Correspondent: José Ángel Abad

